  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1999

                                                REGISTRATION NO. 333-73459
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                               DRKOOP.COM, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
         DELAWARE                    7375                    95-4697615
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                      8920 BUSINESS PARK DRIVE, SUITE 200
                              AUSTIN, TEXAS 78759
                                (512) 726-5110
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                             C. EVERETT KOOP, M.D.
                             CHAIRMAN OF THE BOARD
                               DRKOOP.COM, INC.
                      8920 BUSINESS PARK DRIVE, SUITE 200
                              AUSTIN, TEXAS 78759
                                (512) 726-5110
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                  COPIES TO:
       ANTHONY J. RICHMOND, ESQ.               JEFFREY D. SAPER, ESQ.
        HAROLD R. DEGRAFF, ESQ.                 PAUL R. TOBIAS, ESQ.
      EILEEN M. FITZSIMMONS, ESQ.                CAINE T. MOSS, ESQ.
           LATHAM & WATKINS
        135 COMMONWEALTH DRIVE         WILSON SONSINI GOODRICH & ROSATI, P.C.

     MENLO PARK, CALIFORNIA 94025                650 PAGE MILL ROAD
            (650) 328-4600                   PALO ALTO, CALIFORNIA 94304
                                ---------------
                                                   (650) 493-9300

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
 TITLE OF EACH CLASS OF
    SECURITIES TO BE      PROPOSED MAXIMUM AGGREGATE             AMOUNT OF
       REGISTERED            OFFERING PRICE(1)(2)           REGISTRATION FEE(2)
-------------------------------------------------------------------------------
Common Stock, $.001 par
 value ................           $50,000,000                   $13,900(3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

(3) Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 21, 1999

PROSPECTUS

                                       SHARES

                         [LOGO OF DRKOOP APPEARS HERE]

                                DRKOOP.COM, INC.

                                  COMMON STOCK

                                 -------------

This is an initial public offering of     shares of common stock of drkoop.com,
Inc. drkoop.com, Inc. is selling all of the shares of common stock offered under this prospectus.

There is currently no public market for the shares. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "KOOP." We anticipate that the initial public offering price will be between $ and $ per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -------------

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Public offering price.............................................. $     $
Underwriting discounts and commissions............................. $     $
Proceeds, before expenses, to us................................... $     $

                                 -------------

drkoop.com, Inc. has granted the underwriters a 30-day option to purchase up to
an additional    shares of common stock from us at the initial public offering price less the underwriting discount. The underwriters expect to deliver the
shares against payment of the public offering price on      , 1999.

                                 -------------

BEAR, STEARNS & CO. INC.
                           WILLIAM BLAIR & COMPANY
                                                         WIT CAPITAL CORPORATION
                                                             as e-Manager(TM)

                The date of this prospectus is      , 1999

                          Description of Artwork

Inside Front Cover Overleaf

  Photograph of C. Everett Koop, M.D., with the following caption: "During my tenure as U.S. Surgeon General, I saw first-hand the powerful impact a well-informed public made on the nation's health. Now, the World Wide Web presents exciting new opportunities to empower consumers to become active, informed participants in managing their own healthcare. I firmly believe that the Internet is the path to significantly improving the quality of healthcare for years to come."




Inside Front Cover

  Pictures of the drkoop.com logo and the logos of portals and other websites, traditional media and healthcare organization affiliates.

  Underneath the drkoop.com logo in the middle of the inside front cover is the phrase "The Trusted Health Network" and a caption that reads as follows: "We are an Internet-based consumer healthcare network that includes the interactive website, www.drkoop.com. Our network provides users trusted healthcare content, services and tools to better manage their health. Our network affiliates include other Internet portals, websites, healthcare organizations and traditional sources of health and medical news.

  The following caption is under the logos of the new media affiliates: "We distribute drkoop.com content to affiliated portals and other websites that have established themselves as pathways for a broad variety of information. We intend to affiliate with selected websites that have the potential to drive traffic to our network and provide broad exposure to the drkoop.com brand."

  The following caption is under the logos of the traditional media affiliates:
"Establishing affiliations with traditional media outlets allows for collaboration in the delivery of quality healthcare content to a targeted audience. Affiliates carry local, relevant information directly to a local audience. Through this unique means of distribution, drkoop.com is building a leading network of Internet-ready health content and editorial-based, breaking health news."

  The following caption is under the logos of the healthcare industry affiliates: "We enroll hospitals and health systems as local affiliates through our Community Partner Program. This enables healthcare organizations to integrate the drkoop.com brand and content into their on-line initiatives. Through this program, healthcare organizations can supply their patients with on-line health resources and interactive capabilities that allow patients to educate themselves and make informed decisions."

                               PROSPECTUS SUMMARY

  This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before you decide to buy our common stock.

                                   drkoop.com

Our Business

  Our company operates drkoop.com, an Internet-based consumer healthcare network consisting of a consumer-focused interactive website and affiliate relationships with Internet portals, certain other websites, healthcare organizations and traditional media outlets. Our website, www.drkoop.com, is a healthcare portal with the following components:

  . dynamic healthcare content on a wide variety of subjects, including information on acute ailments, chronic illnesses, nutrition, fitness and wellness, and access to medical databases, publications, and real-time medical news;

  . interactive communities consisting of over 110 hosted chat support groups and tools that permit users to personalize their on-line experience; and

  . opportunities to purchase healthcare-related products and services on-line.

  We launched our website in July 1998 and by April 15, 1999 www.drkoop.com had attracted over 4 million unique users and enrolled over 200,000 registered users.

  Our network affiliates provide easy access to the information and services we offer on www.drkoop.com to their respective customers. We believe that we will benefit from these affiliate relationships through:

  . broader exposure of our brand;

  . higher volumes of traffic being driven to www.drkoop.com; and

  . a cost-effective method of acquiring and distributing local healthcare content.

Our Market Opportunity

  Healthcare is the largest segment of the U.S. economy, representing the annual expenditure of roughly $1 trillion, and health and medical information is one of the fastest growing areas of interest on the Internet. According to Cyber Dialogue, an industry research firm, during the 12-month period ended July 1998, approximately 17 million adults in the United States searched on-line for health and medical information, and approximately 50% of these individuals made off-line purchases after seeking information on the Internet. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information on-line believe the Internet empowers them by providing them with information before and after they go to a doctor's office. Cyber Dialogue also estimates that the number of adults in the United States searching for on-line health and medical information will grow to approximately 30 million in the year 2000, and they will spend approximately $150 billion for all types of health-related products and services off-line.

Our Business Model

  Our company's founders, including former U.S. Surgeon General Dr. C. Everett Koop, created drkoop.com to empower consumers to better manage their personal health with comprehensive, relevant and timely information. Our objective is to establish the drkoop.com network as the most trusted and comprehensive source of consumer healthcare information and services on the Internet. Our business model is to earn advertising and subscription revenues from advertisers, merchants, manufacturers and healthcare organizations who desire to reach a highly targeted community of healthcare consumers on the Internet. We also earn revenues by facilitating e-commerce transactions, such as sales of prescription refills, vitamins and nutritional supplements, and insurance services offered by outside parties.

OUR STRATEGY

  Our business strategy incorporates the following key elements:

  . establish the drkoop.com brand so that consumers associate the trustworthiness and credibility of Dr. C. Everett Koop with our company;

  . provide consumers with high quality healthcare content to attract users to www.drkoop.com and promote their loyalty to our website;

  . syndicate content through affiliates to promote traffic growth;

  . develop and expand on-line healthcare communities to allow users with similar health-related experiences to exchange information and gather news and knowledge in a secure, anonymous environment;

  . provide consumers with unique features and tools, such as one that educates consumers on the interaction among various drugs and other substances;

  . deploy a comprehensive personal medical record which will allow users to establish and maintain a lifelong record of their health and medical information in a secure portion of our database;

  . provide an attractive website that can deliver advertising in a highly targeted manner, thereby commanding higher advertising rates; and

  . facilitate e-commerce transactions offered by merchants, manufacturers and service providers to a highly targeted community of health-conscious consumers.

RECENT DEVELOPMENTS

  On April 9, 1999 we entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which we will be the exclusive provider of health and related content on three websites of the Go Network, Go.com Health Center, ESPN.com Training Room and the Family.com Health Channel. drkoop.com will also be the premier health content provider for ABCnews.com. In addition, drkoop.com will be the exclusive pharmacy and drugstore, health insurance and clinical trials partner in the Go.com Health Center. In the event drkoop.com elects not to provide specific content, it may be obtained from a third party. We believe that these agreements will contribute substantially to our brand awareness and increase traffic on our website. The term of these agreements is for three years, although either party may elect to terminate the relationship after two years. We will pay Infoseek and Buena Vista approximately $57.5 million in total consideration.

                                ----------------


  Our principal executive offices are located at 8920 Business Park Drive, Suite 200, Austin, Texas 78759, and our telephone number is (512) 726-5110.

                                  THE OFFERING

Common stock offered....     shares

Common stock
 outstanding after this
 offering .........          shares

Use of proceeds.........
                          We intend to use the net proceeds of this offering to fund operating losses and for general corporate purposes, including expansion of our network, advertising, brand promotion, content development and working capital. We may also use a portion of the proceeds for strategic alliances and acquisitions and to repay debt. See "Use of Proceeds."

Proposed Nasdaq
 National
 Market symbol..........  KOOP
--------

The number of shares of common stock outstanding after this offering is based on shares outstanding on March 31, 1999. This calculation excludes:

  . 4,197,012 shares of common stock issuable upon exercise of options outstanding under our Amended and Restated 1997 Stock Option Plan with a weighted average exercise price of $1.33 per share (2,097,343 of these options were exercisable as of March 31, 1999; the balance are subject to future vesting requirements);

  . 13,393 shares of common stock issuable upon exercise of warrants with an exercise price of $11.95 per share;

  . 310,000 shares of common stock issuable upon exercise of warrants with an exercise price of $21.50 per share; and

  . 127,500 shares of common stock issuable upon exercise of options to be granted upon the closing of this offering with an exercise price equal to the public offering price listed on the cover of this prospectus.

This calculation includes:

  . 2,899,867 shares of common stock to be issued upon the conversion of all outstanding shares of convertible preferred stock;

  . 175,675 shares of common stock issuable assuming conversion of all convertible notes outstanding at March 31, 1999 ($2.8 million aggregate principal amount plus accrued interest); and

  . 538,074 shares of common stock to be issued upon the closing of this offering to satisfy in full a purchase option and related anti-dilution adjustment rights.

     Please see "Management--Stock Option Plans" and "Description of
     Securities."

                   Conventions Which Apply to this Prospectus

  Unless we indicate otherwise, all information in this prospectus reflects the following:

  . a three-for-one stock split effected on March 5, 1999;

  . no exercise by the underwriters of their overallotment option to purchase
    up to    additional shares of common stock;

  . the conversion of all outstanding shares of our convertible preferred stock into 2,899,867 shares of our common stock upon the closing of this offering;

  . the conversion of all convertible notes outstanding as of March 31, 1999
    ($2.8 million aggregate principal amount plus accrued interest) into 175,675 shares of common stock upon the closing of this offering; and

  . the issuance of 538,074 shares of common stock to satisfy in full a purchase option and related anti-dilution adjustment rights.

  References in this prospectus to "drkoop.com," "we," "our" and "us" refer to drkoop.com, Inc., a Delaware corporation. References to the offering refer to the initial public offering of our common stock being made by this prospectus. drkoop.com, Inc. was incorporated as a Texas corporation in July 1997 under the name Personal Medical Records, Inc., changed its name to Empower Health Corporation in April 1998 and reincorporated as drkoop.com, Inc., a Delaware corporation, in March 1999. "drkoop.com," "Dr. Koop's Community" and "Dr. Koop's Personal Medical Records" are trademarks of ours. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                             SUMMARY FINANCIAL DATA

  The following table sets forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            Period from
                             Inception                            Three Months Ended
                              through         Year Ended     -----------------------------
                         December 31, 1997 December 31, 1998 March 31, 1998 March 31, 1999
                         ----------------- ----------------- -------------- --------------
                                       (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
  Revenues..............      $  --            $     43          $  --         $   404
  Loss from operations..        (622)            (9,031)           (709)        (3,856)
  Net loss..............        (622)            (8,997)           (709)        (3,887)
  Net loss attributable
   to common
   stockholders.........        (622)           (17,713)           (709)       (21,347)
  Basic and diluted net
   loss per common
   share(1).............      $ (.23)          $  (5.47)         $ (.25)       $ (6.23)
                              ======           ========          ======        =======
  Weighted average
   shares outstanding
   used in basic and
   diluted net loss per
   common share
   calculation(1).......       2,700              3,240           2,812          3,428
                              ======           ========          ======        =======
  Pro forma basic and
   diluted net loss per
   common share(1)(2)...                       $  (1.86)                       $  (.59)
                                               ========                        =======
  Weighted average
   shares outstanding
   used in pro forma
   basic and diluted net
   loss per common share
   calculated(1)(2).....                          4,844                          6,539
                                               ========                        =======

                          December 31,               March 31, 1999
                         ---------------  -------------------------------------
                                                                   Pro Forma
                         1997     1998     Actual   Pro Forma(2) As Adjusted(3)
                         -----  --------  --------  ------------ --------------
                                           (in thousands)
BALANCE SHEET DATA:
  Cash and cash equiva-
   lents................ $   8  $    --   $  2,021    $ 2,021         $--
  Working capital (defi-
   cit).................  (649)   (2,905)   (3,038)      (286)         --
  Total assets..........    43       380    11,717     11,717          --
  Convertible note pay-
   able.................   --        451     2,741        --           --
  Mandatorily redeemable
   convertible
   (Series B) preferred
   stock................   --     12,836    30,296        --           --
  Total stockholders'
   equity (deficit).....  (614)  (15,423)  (24,155)     8,893          --

--------

(1) Please see the financial statements and the notes to such statements appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted and pro forma basic and diluted net loss per common share.
(2) Gives pro forma effect to the following:

  . the conversion of all outstanding shares of our convertible preferred stock into 2,899,867 shares of our common stock upon the closing of this offering;

  . the conversion of all convertible notes outstanding as of March 31, 1999
    ($2.8 million aggregate principal amount plus accrued interest) into 175,675 shares of common stock upon the closing of this offering; and


  . the issuance of 538,074 shares of common stock to satisfy in full a purchase option and related anti-dilution adjustment rights.

(3) As adjusted to give effect to the sale of shares of common stock offered by
    us in this offering at an assumed initial public offering price of    per
    share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

 Risks Related to Our Business

Our business is difficult to evaluate because we have an extremely limited operating history.

  We were incorporated in July 1997 and launched our Internet operations in July 1998. Accordingly, we have an extremely limited operating history. An investor in our common stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, including the Internet market. These risks and difficulties include our ability to:

  . attract a larger audience of users to our Internet-based consumer healthcare network;

  . increase awareness of our brand;

  . strengthen user loyalty and increase the number of registered users;

  . offer compelling on-line content, services and e-commerce opportunities;

  . maintain our current, and develop new, affiliate relationships;

  . attract a large number of advertisers who desire to reach our users;

  . respond effectively to the offerings of competitive providers of healthcare information on the Internet;

  . continue to develop and upgrade our technology; and

  . attract, retain and motivate qualified personnel.

  We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to address adequately any of these risks or difficulties our business would likely suffer. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements for detailed information on our extremely limited operating history.

We have a history of losses and negative cash flow and anticipate continued losses.

  Since our inception, we have incurred significant losses and negative cash flow, and as of March 31, 1999, had an accumulated deficit of approximately $21.7 million, which included $8.2 million for accretion to fair value of the mandatory redeemable Series B convertible preferred stock. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in areas such as expansion of our network, advertising, brand promotion, content development, sales and marketing, and operating infrastructure. Our business model assumes that consumers will be attracted to and use healthcare information and related content available on our Internet-based consumer healthcare network which will, in turn, allow us the opportunity to sell advertising designed to reach those consumers. Our business model also assumes that those consumers will access important healthcare needs through electronic commerce using our website and that local healthcare organizations will affiliate with us. This business model is not yet proven, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. We have received a report from our independent auditors for our fiscal year ended December 31, 1998 containing an explanatory paragraph that describes the uncertainty as to our ability to continue as a going concern due to our historical negative cash flow and because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs for at least the next twelve months. Upon completion of this offering, we will have available that capital. However, we cannot assure you that we will achieve profitable operations. Please see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We must establish, maintain and strengthen our brand in order to attract users to our network and generate advertising, sponsorship and e-commerce revenue.

  In order to expand our audience of users and increase our on-line traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, healthcare consumers must perceive us as a trusted source of healthcare information, and advertisers, merchants and manufacturers must perceive us as an effective marketing and sales channel for their products and services. We expect that we will need to increase substantially our marketing budget in our efforts to establish brand recognition and brand loyalty. Our business could be materially adversely affected if our marketing efforts are not productive or if we cannot strengthen our brand.

  In addition, a key element of our strategy to establish, maintain and strengthen our brand is to encourage consumers to associate us with Dr. C. Everett Koop. We believe that consumers consider Dr. C. Everett Koop to be a trustworthy and credible leader in the healthcare field. We cannot assure you, however, that Dr. C. Everett Koop will maintain this reputation, any damage to which could materially adversely impact our business. In addition, if our relationship with Dr. C. Everett Koop terminates for any reason, we would need to change the name of our website and devote substantial resources towards building a new marketing and brand strategy.

Key elements of our marketing and brand building strategies are dependent on our relationship with Dr. C. Everett Koop.

  A key element of our strategy is to associate our company with former U.S. Surgeon General C. Everett Koop, Chairman of the Board of our company and a person who we believe is viewed by consumers as a trustworthy and credible leader in the healthcare field. We are a party to an agreement, dated January 5, 1999, as amended, with Dr. C. Everett Koop which permits us to use his image, name and likeness in connection with healthcare-related services and products. Under this agreement, our use of Dr. C. Everett Koop's name, image or likeness is subject to his prior written approval of the resulting products, which may not be unreasonably withheld. As consideration for the Koop agreement, we are obligated to pay Dr. C. Everett Koop a royalty equal to 2% of our revenues derived from sales of our current products and up to 4% of our revenues derived from sales of new products during the term of the agreement, including any rebranding period. The Koop agreement is exclusive and for a term of five years, subject to automatic renewal for additional three-year terms unless it is terminated by either party within 120 days of the end of each term. If a voluntary termination is requested by Dr. C. Everett Koop and is not the result of a breach or default by us, we will have the right on a non-exclusive basis for three years following the end of the term to rebrand and sell approved products bearing the name, image or likeness of Dr. C. Everett Koop. If we default in our obligations and do not promptly cure the default, Dr. C. Everett Koop may terminate the Koop agreement, no rebranding period will apply and we would immediately lose all rights to use Dr. C. Everett Koop's name and likeness. Dr. C. Everett Koop may also terminate the Koop agreement upon a change in control of our company.

  If our agreement with Dr. C. Everett Koop were terminated prior to the end of its current term or not renewed at the end of its current term, we would need to change the name of our website and devote substantial resources towards building a new marketing and brand strategy. Without our ability to use
Dr. C. Everett Koop's name and likeness or Dr. C. Everett Koop's participation in our business, we may not be able to continue to attract a significant amount of user traffic and advertisers to our website. The potential also exists that if Dr. C. Everett Koop ends his affiliation with our company, we could suffer a significant loss of credibility and trust with healthcare consumers as a result. Any development that would cause Dr. C. Everett

Koop to exercise his right to terminate his relationship with our company or which otherwise would cause us to lose the benefits of our affiliation with him would have a material adverse effect on our business, results of operation and financial condition. We do not maintain "key person" life insurance for Dr. C. Everett Koop or any of our personnel. Please see "Management--Agreements with Dr. C. Everett Koop."

In order to execute our growth plan we must attract, retain and motivate highly skilled employees, and we face significant competition from other Internet and new media companies in doing so.

  Our ability to execute our growth plan and be successful also depends on our continuing ability to attract, retain and motivate highly skilled employees. In addition to Dr. C. Everett Koop, Chairman of the Board, we depend on the continued services of key board members, our senior management and other personnel, particularly Donald W. Hackett, Chief Executive Officer. As we continue to grow, we will need to hire additional personnel in all operational areas. Competition for personnel throughout the Internet and related new-media industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected. Please see "Management" for detailed information on our key personnel.

We have committed significant financial and marketing resources to expand our network.

  In order to expand our network, we have entered into a number of strategic partnerships which involve the payment of significant funds for prominent or exclusive carriage of our healthcare information and services. For example, on April 9, 1999 we entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which we will be the exclusive provider of health and related content on three websites of the Go Network. drkoop.com will also be the premier health content provider for ABCnews.com. The term of these agreements is for three years for total consideration of approximately $57.5 million. These transactions are premised on the assumption that the traffic we obtain from these arrangements will permit us to earn revenues in excess of the payments made to partners. This assumption is not yet proven.

In order to attract and retain our audience of users, we must provide healthcare content, tools and other features which meet the changing demands of those users.

  One of our fundamental business objectives is for drkoop.com to be a trusted source for healthcare information and services. As with any form of consumer-oriented media, we have to provide editorial content, interactive tools and other features that consumers demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our editorial content, interactive tools and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. Competition for content will likely increase the fees charged by high quality content providers. The addition of new features will also require that we continue to improve the technology underlying our website. These requirements are significant, and we may fail to execute on them quickly and efficiently. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly.

Our business model relies on Internet advertising and sponsorship activities which may not be effective or profitable marketing media.

  Our future is highly dependent on increased use of the Internet as an advertising medium. We expect to derive a substantial amount of our revenues from advertising and sponsorships. The Internet advertising market is new and rapidly evolving, and we cannot yet predict its effectiveness as compared to traditional media advertising. As a result, demand and market acceptance for Internet advertising solutions are uncertain. Most of our current or potential advertising customers have little or no experience advertising over the Internet and have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our ability to generate advertising revenue would be materially adversely affected.

  Various pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard, thereby making it difficult to project our future advertising rates and revenues. Our advertising revenues could be adversely affected if we are unable to adapt to new forms of Internet advertising. Moreover, "filter" software programs are available that limit or prevent advertising from being delivered to an Internet user's computer. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.


We have a very limited operating history and our business is changing rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate.

  Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenue in relation to our expenses, or if our expenses precede increased revenues, then our business would be materially adversely affected. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance.

  Important factors which could cause our results to fluctuate materially include:

  . our ability to attract and retain users;

  . our ability to attract and retain advertisers and sponsors and maintain advertiser and sponsor satisfaction;

  . traffic levels on our Internet site;

  . our ability to attract and retain customers and maintain customer satisfaction for our existing and future e-commerce offerings;

  . new Internet sites, services or products introduced by us or our competitors;

  . the level of Internet and other on-line services usage;

  . our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

  . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments; and

  . technical difficulties or system downtime affecting the operation of our website.

  Our revenues for the foreseeable future will remain dependent on user traffic levels, advertising and e-commerce activity on drkoop.com and the level of affiliate subscriptions. Such future revenues are difficult to forecast. In addition, we plan to increase our sales and marketing operations, expand and develop content and upgrade and enhance our technology and infrastructure development in order to support our growth. Many of the expenses associated with these activities--for example, personnel costs and technology and infrastructure costs--are relatively fixed in the short-term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall, in which case our results of operations would suffer.

  We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If our market makes the transition from an emerging to a more developed market, seasonal and cyclical patterns may develop in our industry. Seasonal and cyclical patterns in Internet advertising affect our revenues. Given the early stage of the development of the Internet and our company, however, we cannot predict to what extent, if at all, our operations will prove to be seasonal.

  Due to the factors noted above and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may underperform or fall. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We depend on third-party relationships, many of which are short-term or terminable, to generate advertising and provide us with content.

  We depend, and will continue to depend, on a number of third-party relationships to increase traffic on drkoop.com and thereby generate advertising and other revenues. Outside parties on which we depend include unrelated website operators that provide links to drkoop.com, providers of healthcare content and the on-line property representation company which provides us with advertising sales services. Many of our arrangements with third-party Internet sites and other third-party service providers are not exclusive and are short-term or may be terminated at the convenience of either party. We cannot assure you that third parties regard our relationship with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time in the future and may develop their own competitive services or products.

  We intend to produce only a portion of the healthcare content that will be found on the drkoop.com network. We will rely on third-party organizations that have the appropriate expertise, technical capability, name recognition, reputation for integrity, and willingness to syndicate product content for branding and distribution by others. As health-related content grows on the Internet, we believe that there will be increasing competition for the best product suppliers, which may result in a competitor acquiring a key supplier on an exclusive basis, or in significantly higher content prices. Such an outcome could make the drkoop.com network less attractive or useful for an end user which could reduce our advertising and e-commerce revenues.

  We cannot assure you that we will be able to maintain relationships with third parties that supply us with content, software or related products or services that are crucial to our success, or that such content, software, products or services will be able to sustain any third-party claims or rights against their use. Also, we cannot assure you that the content, software, products or services of those companies that provide access or links to our website will achieve market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for us.

We must efficiently manage the growth of our business.

  We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be adversely affected.

  Several members of our senior management joined us in 1998 or early 1999, including Dennis J. Upah, Chief Operating Officer, and Susan M. Georgen-Saad, Chief Financial Officer. These individuals are currently becoming integrated with the other members of our management team. We cannot assure you that our management team will be able to work together effectively or successfully manage our growth. We believe that the successful integration of our management team is critical to our ability to effectively manage our operations and support our anticipated future growth.

We face risks associated with potential acquisitions, investments or other ventures we may undertake.

  We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time we have had discussions and negotiations with companies regarding our acquiring or investing in such companies' businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. To date we have entered into such relationships with Superior Consultant Holdings Corporation and HealthMagic, Inc. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders. As of the date of this prospectus, we have no agreement to enter into any material investment or acquisition transaction.

Our platform infrastructure and its scalability are not proven.

  Presently, a relatively limited number of consumers use our website. We must continue to expand and adapt our network infrastructure to accommodate additional users, increase transaction volumes and changing consumer and customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the use of our website or to expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to instead use the on-line services of our competitors.

  Many of our service agreements, such as those with our Community Partners, contain performance standards. If we fail to meet these standards, our customers could terminate their agreements with us or require that we refund part or all of the license fees. The loss of any of our service agreements and/or associated revenue would directly and significantly impact our business. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers' changing needs on a timely basis, at a commercially reasonable cost, or at all.

We may have liability for information we provide on our website or which is accessed from our website.

  Because users of our website access health content and services relating to a condition they may have or may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against on-line services in the past. Others could also sue us for the content and services that are accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. While our agreements, including those with content providers, in some cases provide that we will be indemnified against such liabilities, such indemnification, if available, may not be adequate. Our insurance may not adequately protect us against these types of claims. Further, our business is based on establishing the drkoop.com network as a trustworthy and dependable provider of healthcare information and services. Allegations of impropriety, even if unfounded, could therefore have a material adverse effect on our reputation and our business.

Any failure or inability to protect our intellectual property rights could adversely affect our ability to establish our brand.

  Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. Federal registrations are pending for the trademark "drkoop.com," as well as other service and trademarks which incorporate the Dr. Koop name. Our right to use the Dr. Koop name is granted to us under an agreement with Dr. C. Everett Koop. If we lose our right to use the Dr. Koop name, we would be forced to change our corporate name and adopt a new domain name. These changes could confuse current and potential customers and would adversely impact our business.

  Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

  We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website overlaps with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all.

  We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software, which is used in the drkoop.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any delay could materially adversely affect our ability to attract and retain users.

We face possible Year 2000 risks.

  Because our business depends on computer software, we have begun to assess the Year 2000 readiness of our systems. We are also in the process of contacting certain third-party vendors, licensors and providers of hardware, software and services regarding their Year 2000 readiness. Following our Year 2000 assessment and after contacting these third parties, we will be able to make an evaluation of our state of readiness, potential risks and costs, and to determine to what extent a contingency plan is necessary. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

We do not expect to pay dividends.

  We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Anti-takeover provisions in our charter, Delaware law and contracts to which we are a party could make a third-party acquisition difficult.

  Certain provisions of our certificate of incorporation, our bylaws, Delaware law and contracts to which we are party could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Please see "Management--Agreements with Dr. C. Everett Koop" and "Description of Securities."

Our business may face additional risks and uncertainties not presently known to us.

  In addition to the risks specifically identified in this Risk Factors section or elsewhere in this prospectus, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which ultimately impair our business, results of operations and financial condition.

 Risks Related to Our Industry

Consumers and the healthcare industry must accept the Internet as a source of healthcare content and services for our business model to be successful.

  To be successful, we must attract to our network a significant number of consumers as well as other participants in the healthcare industry. To date, consumers have generally looked to healthcare professionals as their principal source for health and wellness information. Our business model assumes that consumers will be attracted to and use healthcare information and related content available on our Internet-based consumer healthcare network which will, in turn, allow us the opportunity to sell advertising designed to reach those consumers. Our business model also assumes that those users will access important healthcare needs, such as pharmacy sales, insurance purchases and other goods and services, through electronic commerce using our website, and that local healthcare organizations will affiliate with us. This business model is not yet proven, and we cannot assure you that it will be successful or, if so, that we will be able to successfully implement this business model in this market.

The Internet industry is highly competitive and changing rapidly, and we may not have the resources to compete adequately.

  The number of Internet websites offering users healthcare content, products and services is vast and increasing at a rapid rate. These companies compete with us for users, advertisers, e-commerce transactions and other sources of on-line revenue. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for healthcare consumers will continue to increase as the Internet develops as a communication and commercial medium.

  We compete directly for users, advertisers, e-commerce merchants, syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

  . health-related on-line services or websites targeted at consumers, such as accesshealth.com, ahn.com, betterhealth.com, drweil.com, healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org; mediconsult.com, onhealth.com, thriveonline.com and webmd.com;

  . on-line and Internet portal companies, such as America Online, Inc.;
    Microsoft Network; Yahoo! Inc.; Excite, Inc.; Lycos Corporation and Infoseek Corporation;

  . electronic merchants and conventional retailers that provide healthcare goods and services competitive to those available from links on our website;

  . hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors which offer healthcare information through the Internet; and

  . other consumer affinity groups, such as the American Association of Retired Persons, SeniorNet and ThirdAge Media, Inc. which offer healthcare-related content to specific demographic groups.

  Many of these potential competitors are likely to enjoy substantial competitive advantages compared to our company, including:

  . the ability to offer a wider array of on-line products and services;

  . larger production and technical staffs;

  . greater name recognition and larger marketing budgets and resources;

  . larger customer and user bases; and

  . substantially greater financial, technical and other resources.

  To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in a loss of our market share or a reduction in our prices or margins. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Please see "Business--Competition."

Since we operate an Internet-based network, our business is subject to government regulation relating to the Internet.

  Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as user privacy, pricing, content, taxation, copyright protection, distribution and characteristics and quality of production and services. For a description of risks associated with governmental regulation relating to the Internet, please see "Business--Governmental Regulation."

Since we operate a healthcare network over the Internet, our business is subject to government regulation specifically relating to medical devices, the practice of medicine and pharmacology, healthcare regulation, insurance and other matters unique to the healthcare area.

  Laws and regulations have been or may be adopted with respect to the provision of healthcare-related products and services on-line, covering areas such as:

  . the regulation of medical devices;

  . the practice of medicine and pharmacology and the sale of controlled products such as pharmaceuticals on-line;

  .the regulation of government and third-party cost reimbursement; and

  .the regulation of insurance sales.






  FDA Regulation of Medical Devices. Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration. We do not believe that our current applications or services will be regulated by the FDA; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

  Regulation of the Practice of Medicine and Pharmacology. The practice of medicine and pharmacology requires licensing under applicable state law. We have endeavored to structure our website and affiliate relationships to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could result in a material adverse effect on our business. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy.

  Federal and State Healthcare Regulation. We earn a service fee when users on our website purchase prescription pharmacy products from certain of our e-commerce partners. The fee is not based on the value of the sales transaction. Federal and state "anti-kickback" laws prohibit granting or receiving referral fees in connection with sales of pharmacy products that are reimbursable under federal Medicare and Medicaid programs and other reimbursement programs. Although there is uncertainty regarding the applicability of these regulations to our e-commerce revenue strategy, we believe that the service fees we receive from our e-commerce partners are for the primary purpose of marketing and do not constitute payments that would violate federal or state "anti-kickback" laws. However, if our program were deemed to be inconsistent with federal or state law, we could face criminal or civil penalties. Further, we would be required either not to accept any transactions which are subject to reimbursement under federal or state healthcare programs or to restructure our compensation to comply with any applicable anti-kickback laws or regulations. In addition, similar laws in several states apply not only to government reimbursement but also to reimbursement by private insurers. If our activities were deemed to violate any of these laws or regulations, it could cause a material adverse affect on our business, results of operations and financial condition.

  State Insurance Regulation. In addition, we market insurance on-line, offered by unrelated third parties, and receive referral fees from those providers in connection with this activity. The use of the Internet in the marketing of insurance products is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to our activities. If we were required to comply with such licensing laws, compliance could be costly or not possible. This could have a material adverse effect on our business. Please see "Business--Government Regulation."

There is no established market for the consumer healthcare e-commerce transactions we facilitate.

  We plan to develop relationships with retailers, manufacturers and other providers to offer healthcare products and services through direct links from our website to their website. Such a strategy involves numerous risks and uncertainties. There is no established business model for the sale of healthcare products or services over the Internet. Accordingly, we have limited experience in the sale of products and services on-line and the development of relationships with retailers, manufacturers or other providers of such products and services, and we cannot predict the rate at which consumers will elect to engage in this form of commerce or the compensation that we will receive for enabling these transactions.

  Consumers may sue us if any of the products or services that are sold through our website are defective, fail to perform properly or injure the user, even if such goods and services are provided by unrelated third parties. Some of our agreements with manufacturers, retailers and other providers contain provisions intended to limit our exposure to liability claims. These limitations may not however prevent all potential claims, and our insurance may not adequately protect us from these types of claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

Internet capacity constraints may impair the ability of consumers to access our website.

  Our success will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial medium because of:

  . inadequate development of the necessary infrastructure such as a reliable network backbone;

  . timely development of complementary products such as high speed modems;

  . delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; or

  . increased government regulation.

  If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

Our business is dependent on the continuous, reliable and secure operation of our website and related tools and functions we provide.

  We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large Internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. We have also suffered service outages from time to time, although to date none of these interruptions has materially adversely effected our business operations or financial condition. To the extent that our service is interrupted, our users will be inconvenienced, our commercial customers will suffer from a loss in advertising or transaction delivery and our reputation may be diminished. Some of these outcomes could directly result in a reduction in our stock price, significant negative publicity and litigation. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have full redundancy for all of our computer and telecommunications facilities and do not maintain a back-up data facility. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also depend upon third parties to provide potential users with web browsers and Internet and on-line services necessary for access to our website. In the past, our users have occasionally experienced difficulties with Internet and other on-line services due to system failures, including failures unrelated to our systems. Any sustained disruption in Internet access provided by third parties could adversely impact our business.

  We retain confidential customer information in our database. Therefore, it is critical that our facilities and infrastructure remain secure and are perceived by consumers to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us.

 Risks Related to This Offering

Investors will be relying on our management's judgment regarding the use of proceeds from this offering.

  Our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. Presently, anticipated uses include the funding of operating losses and for general corporate purposes, including expansion of our network, advertising, brand promotion, content development and working capital. We may also use a portion of the proceeds for strategic alliances and acquisitions and to repay debt. We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Please see "Use of Proceeds."

The liquidity of our common stock is uncertain since it has not been publicly traded.

  There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting."

Our need for additional financing is uncertain as is our ability to raise further financing if required.

  We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least 12 months after the date of this prospectus. We may need to raise additional funds, however, to respond to business contingencies which may include the need to:

  . fund more rapid expansion;

  . fund additional marketing expenditures;

  . develop new or enhance existing editorial content, features or services;

  . enhance our operating infrastructure;

  . respond to competitive pressures; or

  . acquire complementary businesses or necessary technologies.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance editorial content, features or services, or otherwise respond to competitive pressures would be significantly limited. Please see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

Market prices of emerging Internet companies have been highly volatile, and the market for our stock may exhibit volatility as well.

  The stock market has experienced significant price and trading volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been extremely volatile. Recent initial public offerings by Internet companies have been accompanied by exceptional share price and trading volume changes in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price. Please see "Underwriting." In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of management's attention and resources.

We have negative net book value for accounting purposes, and new investors will suffer immediate and substantial dilution in the tangible net book value of their shares.

  Investors who purchase common stock in this offering will suffer immediate and significant dilution in the tangible net book value of their investment. That is, after this offering the excess of the tangible assets of drkoop.com over its liabilities calculated on a per share basis will be less than the purchase price paid for those shares by investors in this offering. Please see "Dilution" for a summary of this dilution.

There will be a significant number of shares eligible for future sale and sales of these shares, or expectations of the trading market regarding the sale of these shares, could depress share prices.

  The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding
   shares of common stock. Of these shares, the    shares being offered hereby
will be freely tradeable. Subject to compliance with the lock-up agreements
described in "Underwriting," this leaves    shares eligible for sale in the
public market as follows:


 Number of Shares                             Date
 ----------------                             ----
                  After the date of this prospectus

                  Upon the filing of a registration statement to register for resale shares of common stock issuable upon the exercise of options granted under our stock option plan

                  At various times after 90 days from the date of this prospectus (Rule 144)

                  After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)

                  At various times after 180 days from the date of this prospectus (Rule 144)

Many corporate actions will be controlled by officers, directors and affiliated entities regardless of the opposition of other investors or the desire of other investors to pursue an alternative cause of action.

  Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately % of our common stock following this offering. These stockholders will, if they act together, be able to exercise control over most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could have a material adverse effect on our stock price. These actions may be taken even if they are opposed by the other investors, including those who purchase shares in this offering. Please see "Management" and "Principal Stockholders."

Forward-looking statements contained in this prospectus may not be realized.

  This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We undertake no obligation after the date of this prospectus to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

  The net proceeds to our company from the sale of the shares offered hereby (after deducting underwriting discounts and estimated offering expenses) are
estimated to be approximately $   ($  if the underwriters' over-allotment
option is exercised in full), assuming an initial public offering price of $ per share.

  We intend to use the net proceeds of this offering to fund operating losses and for general corporate purposes, including expansion of our network, advertising, brand promotion, content development and working capital. We may also use a portion of the proceeds for strategic alliances and acquisitions and to repay debt.

  As of March 31, 1999, we had outstanding $2.8 million in principal amount of convertible notes and held binding commitments which would permit us to issue up to $3.5 million in additional convertible notes. Upon the completion of this offering, $2.0 million principal amount of the notes that have been issued are, at the option of each holder, convertible into common stock at a conversion price of $18.57 per share or redeemable for the principal amount plus accrued and unpaid interest at the rate of 7.0% per annum. For purposes of this prospectus, we have assumed that all outstanding notes are converted into common stock and thus do not require repayment in cash. To the extent any holder elects to receive cash, this will represent a use of the proceeds of this offering.

  We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. Pending any such use, as described above, we intend to invest the net proceeds in high quality, interest-bearing instruments. See "Risk Factors--We face risks associated with potential acquisitions, investments or other ventures" and "-- Investors will be relying on our management's judgment regarding the use of proceeds from this offering."

                                DIVIDEND POLICY

  We have not declared or paid any cash dividends on our capital stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Investors should not purchase our common stock with the expectation of receiving cash dividends.

                                 CAPITALIZATION

  The following table sets forth, as of March 31, 1999, the capitalization of our company

  . on an actual basis;

  . on a pro forma basis to reflect automatic conversion of all outstanding convertible preferred stock and convertible notes into shares of common stock upon the closing of this offering, and other issuances of common stock related to the termination of a purchase option; and

  . on a pro forma as adjusted basis to give effect to the sale of the shares offered hereby at an assumed initial public offering price of $ per share, after deducting underwriting discounts and the estimated offering expenses.

This information should be read in conjunction with our financial statements and the notes relating to such statements appearing elsewhere in this prospectus.

                                                      March 31, 1999
                                           -------------------------------------
                                                                    Pro Forma
                                            Actual   Pro Forma(1) As Adjusted(2)
                                           --------  ------------ --------------
                                                  (dollars in thousands)
                                           --------    --------        ----
Convertible notes payable................  $  2,741    $    --         $--
                                           --------    --------        ----
Accrued interest, convertible notes......        11         --          --
                                           --------
Mandatorily redeemable Series B
 convertible preferred stock.............    30,296         --          --
                                           --------    --------        ----
Series A convertible preferred stock,
 $.001 par value; 300,000 shares
 designated; 247,641 shares issued and
 outstanding actual; no shares issued and
 outstanding pro forma or pro forma as
 adjusted................................       --          --          --
Series C convertible preferred stock,
 $.001 par value; 1,200,000 shares
 designated; 1,046,271 shares issued and
 outstanding actual; no shares issued and
 outstanding pro forma or pro forma as
 adjusted................................         1         --          --
Common stock, $.001 par value, 25,000,000
 shares authorized; 3,642,221 shares
 issued and outstanding actual; 7,255,838
 shares issued and outstanding pro forma;
 and     shares issued and outstanding
 pro forma as adjusted...................         4           7
Additional paid-in capital...............       --       33,106
Deferred stock compensation..............    (2,475)     (2,475)
Accumulated deficit......................   (21,685)    (21,745)
                                           --------    --------        ----
  Total stockholders' (deficit) equity...   (24,155)      8,893
                                           --------    --------        ----
   Total capitalization..................  $  8,893    $  8,893        $
                                           ========    ========        ====

--------

(1) Gives pro forma effect to the following:

  . the conversion of all outstanding shares our convertible preferred stock into 2,899,867 shares of our common stock upon the closing of this offering;

  . the conversion of all convertible notes outstanding as of March 31, 1999
    ($2.8 million aggregate principal amount plus accrued interest) into 175,675 shares of common stock upon the closing of this offering; and


  . the issuance of 538,074 shares of common stock to satisfy in full a purchase option and related anti-dilution adjustment rights.

(2) As adjusted to give effect to the sale of shares of common stock offered by
    us in this offering at an assumed initial public offering price of    per
    share, after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

                                    DILUTION

  The pro forma net tangible book value of our company as of March 31, 1999 was $5,115,580, or $0.71 per share of common stock. Pro forma net tangible book value per share is equal to the amount of our company's total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 1999. Assuming the sale by us of the shares offered by this prospectus at an assumed initial public offering price of $ per share and after deducting underwriting discounts and the estimated offering expenses payable, the pro forma net tangible book value of our company as of March 31, 1999 would have been $ , or $ per share of common stock. This represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to new investors. That is, after this offering the excess of the tangible assets of drkoop.com over its liabilities calculated on a per share basis will be less than the purchase price paid for those shares by investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.....................       $
  Pro forma net tangible book value per share as of March 31, 1999.. $0.71
  Pro forma increase in net tangible book value attributable to new investors........................................................
                                                                     -----
  Pro forma net tangible book value per share after this offering...
                                                                           ----
  Pro forma dilution per share to new investors.....................       $
                                                                           ====

  The following table summarizes, on a pro forma basis as of March 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

                             Shares Purchased  Total Consideration
                             ----------------- ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                             --------- ------- ----------- ------- -------------
Existing stockholders....... 7,255,838      %  $33,113,084      %      $4.56
New investors...............
                             ---------   ---   -----------   ---       -----
  Total.....................             100%  $             100%      $
                             =========   ===   ===========   ===       =====

  The foregoing tables and calculations are based on shares outstanding on March 31, 1999 and exclude:

  . 4,197,012 shares of common stock issuable upon exercise of options outstanding under our Amended and Restated 1997 Stock Option Plan with a weighted average exercise price of $1.33 per share (2,097,343 of these options were exercisable on March 31, 1999; the balance are subject to future vesting requirements);

  . 13,393 shares of common stock issuable upon exercise of warrants with an exercise price of $11.95 per share;

  . 310,000 shares of common stock issuable upon exercise of warrants with an exercise price of $21.50 per share; and

  . 127,500 shares of common stock issuable upon exercise of options to be granted upon the closing of this offering with an exercise price equal to the public offering price listed on the cover of this prospectus.

  The tables and calculations include:

  . 2,899,867 shares of common stock to be issued upon the conversion of all outstanding shares of convertible preferred stock;

  . 175,675 shares of common stock issuable upon conversion of all convertible notes outstanding at March 31, 1999 ($2.8 million aggregate principal amount plus accrued interest); and

  . 538,074 shares of common stock to be issued upon the closing of this offering to satisfy in full a purchase option and related anti-dilution rights.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from July 17, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from our audited financial statements included elsewhere in this prospectus. Interim results for the periods ended March 31, 1998 and 1999 are derived from our unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of that data. Historical results are not indicative of the results to be expected in the future.

                                                            Three Months Ended
                                Period From     Year Ended  -------------------
                             Inception through December 31, March 31, March 31,
                             December 31, 1997     1998       1998      1999
                             ----------------- ------------ --------- ---------
                                   (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Revenues...................        $ --          $     43    $  --    $    404
                                   -----         --------    ------   --------
Operating expenses:
 Production, content and
  product development......          461            4,448       284      1,035
 Sales and marketing.......          --             2,008       166      2,048
 General and
  administrative...........          161            2,617       259      1,177
                                   -----         --------    ------   --------
Total operating expenses...          622            9,073       709      4,260
                                   -----         --------    ------   --------
Loss from operations.......         (622)          (9,030)     (709)    (3,856)
Other income (expense),
 net.......................          --                33       --         (31)
                                   -----         --------    ------   --------
Net loss...................         (622)          (8,997)      709     (3,887)
Accretion of redeemable
 securities to fair value..                        (8,716)      --     (17,460)
                                   -----         --------    ------   --------
Loss attributable to common
 stockholders..............        $(622)        $(17,713)   $  709   $(21,347)
                                   =====         ========    ======   ========
Basic and diluted net loss
 per common share(1).......        $(.23)        $  (5.47)   $(0.25)  $  (6.23)
                                   =====         ========    ======   ========
Weighted average shares
 outstanding used in basic
 and diluted net loss per
 common share
 calculation(1)............        2,700            3,240     2,812      3,428
                                   =====         ========    ======   ========
Pro forma basic and diluted
 net loss per common
 shares(1)(2)..............                      $  (1.86)            $   (.59)
                                                 ========             ========
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per common share
 calculation(1)(2).........                         4,844                6,539
                                                 ========             ========

                                                           March 31, 1999
                              December 31, December 31, ----------------------
                                  1997         1998      Actual   Pro Forma(2)
                              ------------ ------------ --------  ------------
                                   (in thousands, except per share data)
BALANCE SHEET DATA:
Cash and cash equivalents....    $   8       $    --    $  2,021     $2,021
Working capital deficiency...     (649)        (2,905)    (3,038)      (286)
Total assets.................       43            380     11,717     11,717
Convertible notes payable to
 stockholder.................      --             451      2,741        --
Mandatorily redeemable
 convertible (Series B)
 preferred stock.............      --          12,836     30,296        --
Stockholders' equity
 (deficit)...................     (614)       (15,423)   (24,155)     8,893

--------

(1) Please see the financial statements and the notes to such statements appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted and pro forma basic and diluted net loss per common share.
(2) Gives pro forma effect to all the following:

  . the conversion of all outstanding shares of our convertible preferred stock into 2,899,867 shares of our common stock upon the closing of this offering;

  . the conversion of all convertible notes outstanding as of March 31, 1999
    ($2.8 million aggregate principal amount plus accrued interest) into 175,675 shares of common stock upon the closing of this offering; and

  . the issuance of 538,074 shares of common stock to satisfy in full a purchase option and related anti-dilution adjustment rights.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors."

Overview

  Our company operates drkoop.com, an Internet-based consumer healthcare network. Our network consists of a consumer-focused interactive website which provides users with comprehensive healthcare information and services, as well as affiliate relationships with portals, other websites, healthcare organizations and traditional media outlets. Our website, www.drkoop.com, is a healthcare portal which integrates dynamic healthcare content on a wide variety of subjects, interactive communities and tools as well as opportunities to purchase healthcare-related products and services on-line.

  Our company was founded in July 1997 as Personal Medical Records, Inc. From July to December 1997 our primary operating activities related to the development of software for Dr. Koop's Personal Medical Record SystemTM. A personal medical record is a software application designed for consumers to establish and maintain lifelong control of personal health and medical information and related expense records. We originally contemplated the PMR as a free-standing product. As we developed it, however, we concluded that the PMR was best suited as one component of an Internet-based network including healthcare information, interactive tools and other useful features. Accordingly, in early 1998 we changed our primary emphasis to the development of the software and hardware infrastructure for the drkoop.com website, licensing and creating content, negotiating relationships with strategic partners, recruiting personnel and raising capital. We launched the drkoop.com website in late July 1998. After the launch of the website and for the remainder of 1998, we focused on broadening the functionality of the website and attracting an audience to the drkoop.com network. We presently expect to add a personal medical record feature to our website in the first half of 1999 as an element of our technology relationship with HealthMagic, Inc.

  For 1998 and the quarter ended March 31, 1999, our revenues were derived primarily from recurring revenues from content subscriptions and software licensing through our Community Partner Program, and to a lesser extent from the sale of advertising. Content subscription and software licensing revenue accounted for $27,000 or 63% of revenues for the year ended December 31, 1998 and $216,000, or 53% of revenues for the quarter ended March 31, 1999.

  In October 1998, we officially launched our first local affiliate subscription offering, the Dr. Koop Community Partner Program. Subscriptions to our Community Partner Program run from one to three years. Under this program, we develop co-branded Internet pages for local healthcare organizations, such as hospitals and payor organizations. Advance billings and collections relating to future services are recorded as deferred revenue and recognized when revenue is earned. Sales of software licensed to CPP affiliates is recognized as revenue upon shipment of the software, provided that the portion of the contract allocated to the software license is based upon vendor specific objective evidence of fair value, and collectibility is probable. Content subscription revenue is recognized ratably over the term of the CPP contract, generally ranging from twelve to thirty-six months.

  In November 1998, we sold our first advertising contract and in December began running advertising banners on the website. Advertising revenues are derived principally from short-term advertising contracts in which we typically guarantee a minimum number of user "impressions" to be delivered over a specified period of time for a fixed fee. Impressions are the times that an advertisement is viewed by users of our website. To the extent that minimum guaranteed page deliveries are not met, we defer recognition of the corresponding revenues until the guaranteed page deliveries are achieved. Historically we have utilized third party firms to sell and insert advertisements on drkoop.com. Advertising rates, measured on a cost per thousand impressions basis, are dependent on whether the impressions are for general rotation throughout drkoop.com or for targeted audiences and properties within specific areas of the website. Advertising revenue is recognized in the period in which the advertisement is displayed. Advertising revenue accounted for $15,000, or 35%, of revenues for the year ended December 31, 1998 and $188,000, or 47%, of revenues for the quarter ended March 31, 1999.

  Sponsorship revenues are derived principally from contracts ranging from one to twelve months in which we commit to provide sponsors enhanced promotional opportunities that go beyond traditional banner advertising. Sponsorships are designed to support broad marketing objectives, including branding, awareness, product introductions, research and transactions, frequently on an exclusive basis. Sponsorship agreements typically include the delivery of a guaranteed minimum number of impressions and the design and development of customized websites that enhance the promotional objectives of the sponsor. Sponsorship revenues related to the delivery of impressions are recognized ratably in the period in which the advertisement is displayed provided that no significant obligations remain. To the extent that minimum guaranteed page deliveries are not met, we defer recognition of the corresponding revenues until the guaranteed page deliveries are achieved.

  In December 1998, we began to generate electronic commerce revenues through alliances with certain retailers of pharmaceuticals and related products and to provide insurance companies with the opportunity to sell products and services to our audience. We do not provide any of the goods or services offered. We receive compensation in the form of transaction fees from third parties who have entered into preferred provider arrangements with us. Revenues from our share of the proceeds from the commerce partner's transactions are recognized by us upon notification from the commerce partner of sales attributable to users from the drkoop.com website. E-commerce revenues were nominal for the year ended December 31, 1998 and the quarter ended March 31, 1999.

  On January 29, 1999, we received $3.5 million in cash and acquired 10% of the outstanding stock of HealthMagic, Inc., a subsidiary of Adventist Health System Sunbelt Healthcare Corporation, in exchange for 1,046,271 shares of our Series C Convertible Preferred Stock, which will be converted into an equivalent number of shares of common stock upon the closing of this offering. We also established a technology relationship with HealthMagic, a supplier of applications to Internet companies, whereby we contributed to them our PMR product and received from them a license to use a broad range of Internet technologies, including a web-enabled personal medical record, personalization tools, and security and authentication features. HealthMagic will develop, implement and support these technologies for us. Currently, we expect to deploy these features in the first half of 1999. We have capitalized the fair value of the licenses acquired based upon an analysis of the cost required to build the technology versus purchasing it from HealthMagic. In addition, on January 29, 1999 we entered into a content subscription and software licensing agreement with Adventist for $500,000.

  Contract research organizations offer comprehensive clinical trial services which are the basis for obtaining regulatory approval for drugs and medical devices. The identification and enrollment of qualified individuals into these studies is usually a time-consuming and expensive process. In December 1998 we implemented the drkoop.com Clinical Research Center, a portion of our website designed to educate consumers about clinical trials, including how to find and enroll in an appropriate trial if the individual and their physician believe that it is a viable therapy option. We expect to receive transaction fee revenues for assisting contract research organizations in the identification and enrollment of qualified individuals into studies.

  On April 9, 1999 we entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which we will be the exclusive provider of health and related content on three websites of the Go Network, Go.com Health Center, ESPN.com Training Room and the Family.com Health Channel. drkoop.com will also be the premier health content provider for ABCnews.com. In addition, drkoop.com will be the exclusive pharmacy and drugstore, health insurance and clinical trials patron in the Go Health Center. In the event drkoop.com elects not to provide specific content, it may be obtained from a third party. We believe that these agreements will contribute substantially to our brand awareness and increase traffic on our website. The term of these agreements is for three years, although either party may elect to terminate the relationship after two years. We will pay Infoseek and Buena Vista approximately $57.5 million in total consideration consisting of cash and warrants to purchase up to 310,000 shares of common stock for $21.50 per share assuming the agreements run for the full three years. The cash portion of this obligation is payable as approximately $15.8 million in the first year of the agreements, $18.2 million in the second year of the agreements and $21.3 million in the third year.

  We recorded deferred stock compensation of $272,000 and $2.3 million during the year ended December 31, 1998 and the quarter ended March 31, 1999, respectively, for the difference between the exercise price and the deemed fair value of certain stock options granted by us to our employees, of which $20,000 and $73,000 was recorded as compensation expense in 1998 and the quarter ended March 31, 1999. This accounting treatment will generate non-cash amortization expense of $513,000 in 1999, $633,000 in 2000, $602,000 in 2001, $584,000 in
2002 and $145,000 in 2003.

  Since inception, we have incurred significant losses and negative cash flow, and as of March 31, 1999 we had an accumulated deficit of $21.7 million including $8.2 million for accretion to fair value of the mandatorily redeemable (Series B) convertible preferred stock. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in the areas of expansion of our network, advertising, brand promotion, content development, sales and marketing, and operating infrastructure. Our business model assumes that consumers will be attracted to and use healthcare information and related content available on our on-line network which will, in turn, allow us the opportunity to sell advertising designed to reach those consumers. Our business model also assumes that those users will access important healthcare needs through electronic commerce and that local healthcare participants will affiliate with us. This business model is not yet proven and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. Please see "Risk Factors--Our business is difficult to evaluate because we have an extremely limited operating history" and "--We have a history of losses and anticipate continued losses."

  We have a very limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Internet market. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Results of Operations

 Comparison of the three months ended March 31, 1999 to the three months ended March 31, 1998

  Revenues. Our website, www.drkoop.com, was launched in July 1998. Revenues increased to $404,000 for the three months ended March 31, 1999 as compared to no revenues recorded for the three months ended March 31, 1998. Revenues for the quarter ended March 31, 1999 consisted of content subscription and software licenses of $216,000 or 53% of total revenues, including barter revenues of $32,000, and advertising and sponsorship revenue of $188,000 or 47% of total revenues including barter revenues of $20,000. The increase in content subscription and software license revenue was attributable to delivery of software licenses and content from six new contracts in the quarter ended March 31, 1999 under the Community Partner Program which ranged in value from $50,000 to $500,000 and had terms of one to three years. The increase in advertising and sponsorship revenues was attributable to an increase in the traffic to our website as well as an increase in the number of advertising arrangements entered into during late 1998 and the first quarter of 1999.

  Production, content and product development. Production, content and product development expenses consist primarily of salaries and benefits, consulting fees and other costs related to content acquisition and licensing, software development, application development and website operations expense. Production, content and product development expenses increased by $751,000 or 265%, to $1.0 million for the quarter ended March 31, 1999, as compared to $284,000 for the quarter ended March 31, 1998. The primary reason for the increase was the addition of personnel which resulted in higher salaries, benefits, facilities and travel costs. We believe that additional significant investments in content development and operating infrastructure are required to remain competitive and therefore expect that production, content and product development expenses will continue to increase in absolute dollars for the foreseeable future.

  Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and related costs, web-based advertising, commissions, general advertising and other related expenses. Sales and marketing expenses increased from $100,000 to $2.0 million during the quarter ended March 31, 1999 as compared to $166,000 during the quarter ended March 31, 1998. The primary reasons for the increase were costs related to web-based advertising and promotion of the drkoop.com website and a significant increase in the number of sales and marketing personnel resulting in higher salaries, benefits, facilities and travel costs. We expect that sales and marketing expenses will continue to grow in absolute dollars for the foreseeable future as we hire additional sales and marketing personnel and increase expenditures for advertising, brand promotion, public relations and other marketing activities.

  General and administrative expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including executive, finance, accounting, human resources, facilities and fees for professional services. General and administrative expenses increased by $918,000, or 354%, to $1.2 million for the quarter ended March 31, 1999 as compared to $259,000 for the quarter ended March 31, 1999. The primary reasons for the increase were the addition of personnel and the resultant increase in salaries, benefits, non cash compensation facilities and travel costs. We expect that we will incur additional general and administrative expenses as we continue to hire personnel and incur incremental costs related to the growth of the business and compliance with public company obligations, including directors' and officers' liability insurance, investor relations programs and fees for professional services. Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars in future periods, although at a slower rate than other major expense categories such as sales and marketing expense.

  Interest income (expense). Interest expense was $31,000 for the quarter ended March 31, 1999 as compared to no expense for the quarter ended March 31, 1998. Interest expense relates to outstanding convertible notes.

  Income Taxes. We have incurred net losses to date. As of March 31, 1999 we had a net operating loss carryforward of $13.0 million for financial reporting purposes. We have recorded a valuation reserve equal to the amount of the carryforward due to the uncertain realization of these tax benefits.

 Comparison of the year ended December 31, 1998 to the period from July 17, 1997 (inception) through December 31, 1997

  Revenues. For the year ended December 31, 1998, we recorded revenues of $43,000, with $27,000, or 63% of revenues, attributable to content subscription and software licenses and $16,000, or 37% of revenues, attributable to advertising; no revenues were recognized for the period from July 1997 (inception) to December 31, 1997.

  Production, Content and Product Development Expense. Production, content and product development expenses consist primarily of salaries and benefits, consulting fees and other costs related to content acquisition and licensing, software development, application development and website operations expense. Production, content and product development expense increased by $4.0 million, or 866%, to $4.4 million for the year ended December 31, 1998 as compared to $461,000 for the period ended December 31, 1997. This increase was primarily attributable to increases in personnel and related costs to provide the infrastructure necessary to launch the drkoop.com website in July 1998, as well as costs for product development work on the PMR. We believe that additional significant investments in content development and operating infrastructure are required to remain competitive and therefore expect that production, content and product development expense will continue to increase in absolute dollars for the foreseeable future.

  Sales and Marketing Expense. Sales and marketing expenses consist primarily of salaries and related costs, web-based advertising, commissions, general advertising and other related expenses. We did not have any sales and marketing expense during the period ended December 31, 1997. During the year ended December 31, 1998, we incurred costs of $2.0 million as we built a direct sales organization comprised of 11 sales professionals. During 1998 we also implemented a variety of approaches to promote the drkoop.com brand to attract new users, including advertising on the Internet, public relations campaigns and event marketing. We expect that sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as we hire additional sales and marketing personnel and increased expenditures for advertising, brand promotion, public relations and other marketing activities.

  General and Administrative Expense. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including executive, finance, accounting, human resources, facilities and fees for professional services. General and administrative expenses increased by $2.5 million to $2.6 million for the year ended December 31, 1998 as compared to $161,000 for the period ended December 31, 1997. The increase in general and administrative expenses was primarily attributable to salaries and related expenses associated with hiring personnel and increased professional fees and facility-related expenses to support the growth of our operations. Administrative personnel headcount, including executive management, went from one person at December 31, 1997 to nine people at December 31, 1998. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur incremental costs related to the growth of the business and compliance with public company obligations, including directors and officers liability insurance, investor relations programs and fees for professional services. Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars in future periods, although at a slower rate than other major expense categories such as sales and marketing expense.

  Interest and Other Income. Interest income includes interest income from the investment of cash and cash equivalents.

  Income Taxes. We have incurred net losses to date. As of December 31, 1998, we had a net operating loss carryforward of $9.2 million for financial reporting purposes. We have recorded a valuation reserve equal to the amount of the carryforward due to the uncertain realization of these tax benefits.

Quarterly Results of Operations Data

  The following table sets forth certain unaudited quarterly statement of operations data for the period from inception to December 31, 1997 and each of the five quarters ended March 31, 1999. In the opinion of management, this data has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, including all necessary adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of such data. The quarterly data should be read in conjunction with the financial statements and the notes to such statements appearing elsewhere in this prospectus. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

                          Period From                                 Three Months Ended
                          Inception to  Year Ended  --------------------------------------------------------
                          December 31, December 31, March 31, June 30,  September 30, December 31, March 31,
                              1997         1998       1998      1998        1998          1998       1999
                          ------------ ------------ --------- --------  ------------- ------------ ---------
                                                           (in thousands)
Revenues.................    $ --        $    43      $ --    $   --       $   --       $    43     $   404
                             -----       -------      -----   -------      -------      -------     -------
Operating expenses
  Production, content and
   product development...      461         4,448        284       672        1,847        1,645       1,035
  Sales and marketing....      --          2,008        166       181          646        1,015       2,048
  General and
   administrative........      161         2,617        259       562          870          926       1,177
                             -----       -------      -----   -------      -------      -------     -------
   Total operating
    expenses.............      622         9,073        709     1,415        3,363        3,586       4,260
                             -----       -------      -----   -------      -------      -------     -------
Loss from operations.....     (622)       (9,030)      (709)   (1,415)      (3,363)      (3,543)     (3,856)
Interest income
 (expense)...............      --             33        --         14           13            6         (31)
                             -----       -------      -----   -------      -------      -------     -------
Net loss.................    $(622)      $(8,997)     $(709)  $(1,401)     $(3,350)     $(3,537)    $(3,887)
                             =====       =======      =====   =======      =======      =======     =======

  Revenues. Our initial revenues were recorded in the quarter ended December 31, 1998. Revenues to date have consisted of revenue attributable to content subscription, software licenses and advertising arrangements.

  Production, content and product. Production, content and product expenses have fluctuated in the brief operating history of drkoop.com. Production, content and product costs increased significantly in the third quarter of 1998 due primarily to development work on the personal medical record technology. Production, content and product expenses decreased in the quarters ended December 31, 1998 and March 31, 1999 as compared to the previous quarters due to the reduction in outsourced development on the personal medical record technology.

  Sales and marketing. Sales and marketing expenses have increased every quarter. Sales and marketing expenses increased significantly in the third quarter of 1998 as compared to the prior quarter due to significant increases in advertising costs related to the launch of the drkoop.com website and the hiring of additional marketing personnel to market the website and the initial hiring of sales personnel. The following quarterly increases in sales and marketing expenses resulted primarily from building our sales and marketing organization. The addition of sales and marketing personnel resulted in higher salaries, benefits and travel costs. We have also increased the amount expended on advertising each quarter.

  General and administrative. General and administrative costs have increased every quarter as we have hired our executive team and built our administrative infrastructure.

  As a result of our extremely limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Quarterly revenues and operating results depend substantially on the advertising, sponsorship, subscription and e-commerce revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation of a Community Partner Program subscription or the cancellation or deferral of a small number of advertising contracts or sponsorships could have a material adverse effect on our business, results of operations and financial condition. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to our expectations would have an immediate adverse effect on our business, results of operation and financial condition. Due to the foregoing factors, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may underperform or fall.

Seasonality

  We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If our market makes the transition from an emerging to a more developed market, seasonal and cyclical patterns may develop in our industry and in the usage of our website. Seasonal and cyclical patterns in Internet advertising would affect our revenues. Those patterns may also develop on our website. Given the early stage of the development of the Internet and our company, however, we cannot predict to what extent, if at all, our operations will prove to be seasonal.

Liquidity and Capital Resources

  Since inception, we have financed our operations primarily through private equity and debt financings. During the years ended December 31, 1997 and 1998, we received net proceeds from the sale of stock and issuance of convertible note payable to stockholder of $6,000 and $7.1 million, respectively. During the three months ended March 31, 1999 we received net proceeds of $5.8 million from the sale of stock and issuance of convertible notes payable.

  Cash used in operating activities for the quarter ended March 31, 1998 of $502,000 was due primarily to net operating losses offset by increases in accounts payable and accrued expenses. Cash used in operating activities for the quarter ended March 31, 1999 of $3.7 million resulted primarily from net operating losses, a decrease in related party payable and an increase in accounts receivable, partly offset by an increase in accrued expenses and deferred revenue. Net cash used in operating activities was $6.8 million for the year ended December 31, 1998 primarily attributable to net operating losses offset by increases in accounts payable, accrued expenses and related party payable. Net cash provided by operating activities for the period from inception to December 31, 1997 of $44,000 was provided primarily through increases in accounts payable, accrued expenses and related party payable offset by a net operating loss.

  Cash used in investing activities was $29,000 and $120,000 for the three months ended March 31, 1998 and March 31, 1999, respectively, and was $42,000 and $335,000 for the period from inception through December 31, 1997 and the year ended December 31, 1998. Net cash used in investing activities for these periods consisted primarily of capital expenditures for computer equipment.

  Cash provided by financing activities was $519,000 and $5.8 million for the three months ended March 31, 1998 and March 31, 1999, respectively, and $6,000 and $7.1 million for the period from inception through December 31, 1997 and the year ended December 31, 1998, respectively. Cash provided by financing activities has been provided primarily from the sale of convertible preferred stock and issuance of convertible notes payable. Our financing activities to date are described in detail below.

  From March 1, 1998 through April 6, 1998, we issued 247,641 shares of Series A 8% Convertible Preferred Stock to accredited investors for an aggregate purchase price of $743,000. These shares will be converted into 268,691 shares of common stock upon the closing of this offering.

  On April 28, 1998, we issued 1,540,239 shares of Series B Non-voting Preferred Stock to Superior Consultant Holdings Corporation for a purchase price of $6.0 million. These shares will be converted into

1,584,906 shares of common stock upon the closing of this offering. In connection with this transaction, we also gave Superior the right to require us to repurchase their shares prior to our initial public offering and the right to purchase an additional 1,540,239 shares of either Series B Non-voting Preferred Stock or common stock at a per share exercise price equal to 70% of the fair market value of the common stock on the date of exercise. The Superior purchase option will be terminated at the closing of this offering in consideration for the issuance of 484,266 shares of common stock, including shares to be issued as an anti-dilution adjustment. In addition, 53,808 shares will be issued to satisfy an anti-dilution adjustment right held by the Series C preferred stockholder. These anti-dilution adjustments were specific to the Superior purchase option.

  On December 24, 1998, we issued a convertible note payable to stockholder in the original principal amount of $800,000, $500,000 of which was received in 1998, bearing interest at 6% per annum due December 24, 1999, along with five year warrants to purchase 13,393 shares of Series C Preferred Stock for an exercise price of $11.95 per share, which will become the right to purchase 13,393 shares of common stock for $11.95 per share upon the closing of this offering. Interest on the note is payable at maturity. At any time prior to maturity any unpaid principal and interest may be converted into Series C Preferred Stock at a conversion price of $11.95 per share.

  On January 29, 1999, we received $3.5 million in cash and acquired 10% of the outstanding stock of HealthMagic, Inc., a subsidiary of Adventist Health System Sunbelt Healthcare Corporation, in exchange for 1,046,271 shares of our Series C Convertible Preferred Stock, which will be converted into an equivalent number of shares of common stock upon the closing of this offering. We also established a technology relationship with HealthMagic, a supplier of applications to Internet companies, whereby we contributed to them our PMR product and received from them a license to use a broad range of Internet technologies, including a web-enabled personal medical record, personalization tools, and security and authentication features. HealthMagic will develop, implement and support these technologies for us.

  On or prior to March 5, 1999, we entered into loan agreements pursuant to which the investors are irrevocably obligated to loan to us the aggregate principal amount of up to $5.5 million at an interest rate of 7% per annum. Upon the closing of this offering, the principal amount borrowed under these agreements and all accrued interest will, solely at the option of each investor, either be due and payable or convert into common stock at a conversion price of $18.57 per share. We currently anticipate borrowing under these agreements prior to the closing of this offering. As of March 31, 1999, we had borrowed $2.0 million. We also have outstanding $800,000 in convertible notes issued in December 1998 and January 1999 and which may be converted into common stock at a conversion price of $11.95 per share.

  We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least 12 months after the date of this prospectus. These requirements are expected to include the funding of operating losses, working capital requirements and other general corporate purposes, including expansion of our network, advertising, brand promotion and content development. We may also elect to repay debt and pursue one or more strategic alliances or acquisition transactions, although, as of the date of this prospectus, we have no agreement to enter into any material investment or acquisition transaction. We may need to raise additional funds, however, to respond to business contingencies which may include the need to:

  . fund more rapid expansion;

  . fund additional marketing expenditures;

  . develop new or enhance existing editorial content, features or services;

  . enhance our operating infrastructure;

  . respond to competitive pressures; or

  . acquire complementary businesses or necessary technologies.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance editorial content, features or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation.

  We have received a report from our independent auditors containing an explanatory paragraph that describes the uncertainty as to our ability to continue as a going concern due to our historical negative cash flow and because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs for at least the next twelve months. Upon completion of this offering, we will have available that capital. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If this offering is not successful and positive operating results are not achieved rapidly, we intend to reduce expenditures so as to minimize our requirements for additional financial resources, if such resources are not available on terms acceptable to us.

Impact of the Year 2000

  Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

 State of Readiness

  Costs. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We do not presently anticipate that such expenditures will be material.

  Risks. We have made a preliminary assessment of the Year 2000 readiness of our operating and administrative systems and the third-party software, hardware and services used to host the drkoop.com website. Our assessment plan consists of:

  . contacting third-party vendors of material software, hardware and services that are both directly and indirectly related to the delivery of drkoop.com services to our users;

  . assessing and implementing repair or replacement of such components as required; and

  . creating contingency plans in the event of Year 2000 failures.

We plan to perform a Year 2000 simulation on our systems, including the drkoop.com website, during the second quarter of 1999 to test Year 2000 system readiness. Many of our vendors of material software, hardware and services have indicated that the products used by us are currently Year 2000 compliant. We are not currently aware of any internal Year 2000 compliance problems that could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition, without taking into account the Company's efforts to avoid or fix such problems. However, there can be no assurance that we will not discover Year 2000 compliance problems in our computer infrastructure that will require substantial revisions or replacements. In addition, we cannot assure you that third-party software, hardware or services incorporated into our material systems or other systems upon which we are reliant will not need to be revised or replaced, which could be time consuming and expensive.

  In addition, we cannot assure you that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering drkoop.com, decrease the use of the Internet or prevent users from accessing drkoop.com, any of which would have a material adverse effect on our business, results of operations and financial condition.

 Contingency Plan.

  As discussed above, we are engaged in an ongoing Year 2000 assessment and have developed preliminary contingency plans. The results of our analyses and the responses received from third-party vendors and service providers will be taken into account to revise our contingency plans as necessary. It is our goal to finalize our contingency plans by the end of the third quarter of 1999.

New Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We currently do not engage or plan to engage in derivative instruments or hedging activities.

                                    BUSINESS

Background

  Our company operates drkoop.com, an Internet-based consumer healthcare network. Our network consists of a consumer-focused interactive website which provides users with comprehensive healthcare information and services, as well as affiliate relationships with Internet portals, other websites, healthcare organizations and traditional media outlets. Our website, www.drkoop.com, is a healthcare portal which integrates dynamic healthcare content on a wide variety of subjects, interactive communities and tools, as well as opportunities to purchase healthcare-related products and services on-line. Our company's founders, including former U.S. Surgeon General Dr. C. Everett Koop, created drkoop.com to empower consumers to better manage their personal health with comprehensive, relevant and timely information. Our objective is to establish the drkoop.com network as the most trusted and comprehensive source of consumer healthcare information and services on the Internet.

  We launched our website in July 1998. By April 15, 1999, www.drkoop.com had attracted over 4 million unique users and enrolled over 200,000 registered users. Our network is designed to provide consumers with a variety of healthcare content, including information on acute ailments, chronic illnesses, nutrition, fitness and wellness, and access to medical databases, publications, and real-time medical news. In addition, we offer eight interactive communities consisting of over 110 hosted chat support groups. Our support groups allow users to share experiences with others who face, or have faced, similar health conditions, leveraging the aggregate community to benefit each member. We also provide interactive tools that permit users to personalize their drkoop.com experience and are developing additional features to expand the functionality of our website.

  Currently, our affiliates consist of Internet portals and other websites, healthcare organizations and traditional media outlets. Each affiliate provides to its customers easy access to the information and services offered on drkoop.com. Through these relationships, we believe that we will gain broad exposure of our brand, drive high volumes of traffic to the drkoop.com website, and acquire and distribute relevant local content. We intend to expand our network by continuing to establish relationships with affiliates that have the ability to direct additional users to our website.

  Our belief is that health-concerned consumers are highly motivated in their need to find accurate information and to act on it. Our strategy is to create a trusted brand that consumers will rely on for that information and for related e-commerce opportunities. Our business model is primarily to earn advertising, subscription and e-commerce transaction revenues from advertisers, merchants, manufacturers and healthcare organizations who desire to reach a highly targeted community of healthcare consumers on the Internet. For example, advertisers can target very specific audiences such as persons interested in a particular disease or individuals who desire to address a particular health condition. We also earn revenues by facilitating e-commerce transactions, such as sales of prescription refills, vitamins and nutritional supplements, and health insurance services, offered by outside parties.

Industry Overview

  The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically. According to an industry research firm, the number of worldwide web users is expected to grow from approximately 100 million in 1998 to approximately 320 million by 2002. The Internet is distinct from traditional media in that it offers real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater scale economies, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing. We believe that all participants in the healthcare industry will benefit from the Internet because of its unique attributes as an open, low-cost and flexible technology for the exchange of information and execution of electronic transactions.

  Portals, such as AOL, Excite, the Go Network, Lycos, MSN and Yahoo!, have established themselves as leading pathways for a broad variety of information. Users are augmenting these portals with subject-specific vertical portals, which are becoming one of the fastest growing segments of the Internet. These vertical portals are using brand awareness driven by high quality topical content and significant market resources to establish themselves as destinations for highly concentrated groups of users.

  In addition, on-line communities have emerged that allow users with similar interests to engage in interactive activities. Until recently, use of the Internet consisted mainly of users seeking one-way, static information on topics of interest to them. Technologies have recently been developed which allow users greater flexibility to create and personalize content, communicate with users having similar interests and engage in other interactive activities. We believe that on-line communities are particularly relevant to users interested in healthcare issues, since medical information is often complex and users value communication with peers who face, or have faced, the same health conditions, leveraging the aggregated community to benefit each member.

  Healthcare is the largest segment of the U.S. economy, representing the annual expenditure of roughly $1 trillion, and health and medical information is one of the fastest growing areas of interest on the Internet. According to Cyber Dialogue, an industry research firm, during the 12-month period ended July 1998, approximately 17 million adults in the United States searched on-line for health and medical information, and approximately 50% of these individuals made off-line purchases after seeking information on the Internet. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information on-line believe the Internet empowers them by providing them with information before and after they go to a doctor's office. Cyber Dialogue also estimates that the number of adults in the United States searching for on-line health and medical information will grow to approximately 30 million in the year 2000, and they will spend approximately $150 billion for all types of health-related products and services off-line. Accordingly, we believe that companies that establish a clear brand identity as a trusted source of on-line consumer healthcare information and services will have a significant opportunity to capitalize on multiple revenue sources, including direct-to-consumer advertising and e-commerce.

Business Strategy

  Our objective is to establish the drkoop.com network as the most trusted and comprehensive source of consumer healthcare information and services on the Internet. Our business strategy incorporates the following key elements:

  Establish the drkoop.com Brand. Our strategy is to create a strong brand with which consumers associate the trustworthiness and credibility of Dr. C. Everett Koop and which will enable us to implement his vision of empowering individuals to better manage their personal health. We also intend to enhance our brand through association with other notable leaders in the consumer healthcare field, such as ABC News Medical Correspondent Dr. Nancy Snyderman, a director of our company. Our company is currently engaged in a major campaign to increase awareness of the drkoop.com brand among consumers, healthcare organizations, Internet portals and other websites. We intend to allocate significant resources to further develop and build brand recognition through on-line advertising, general advertising, strategic alliances and other marketing initiatives.

  Provide Consumers with Healthcare Content of High Quality. We currently provide our users with high quality healthcare content, including information on acute ailments, chronic illnesses, nutrition, fitness and wellness, and access to medical databases, publications, and real-time medical news. This information is provided by established sources such as Dartmouth Medical School, Reuters, the National Institute of Health, Multum Interactive Services, Inc., and the American Cancer Society. We also offer a directory which compares and rates over 1,100 other health-oriented websites. Our strategy is to integrate dynamic healthcare information on a wide variety of subjects with relevant interactive communities and tools, and opportunities to purchase healthcare-related products and services on-line. We believe that the quality of our health information is a competitive advantage that will enable us to attract users to our website, promote user loyalty and increase page views per visit.

  Syndicate Content Through Affiliates to Promote Traffic Growth. We have entered into relationships with portals and other websites which position drkoop.com as their primary source for consumer healthcare content. In addition, we have entered into relationships with local hospitals, payor entities and local media outlets such as television stations. These relationships include the creation of co-branded websites and the distribution of branded healthcare information to affiliated entities. We intend to expand our network by continuing to establish relationships with affiliates that have the ability to direct additional users to our website.

  Develop and Expand On-line Healthcare Communities. We currently offer our registered users free access to eight on-line communities consisting of over 110 hosted chat support groups. Our eight communities are organized by the following general health topics: Addiction & Recovery, Aging Healthy, General Health, Men's Health, Mental Health, Parenting & Children's Health, Physical Conditions and Women's Health. Our support groups cover topics including hepatitis C, child development, stress management and relaxation skills and anxiety disorders. Our communities and support groups allow users with similar health-related experiences to exchange information and gather news and knowledge in a secure, anonymous, on-line environment. Communities and support groups are hosted by selected moderators with experience both in the relevant topic and on-line forum moderating. We believe that our communities and support groups are an effective way to attract users to our website and strengthen their loyalty to the drkoop.com network. In addition, by aggregating users interested in a particular health topic, we believe we can sell advertising in a highly targeted manner, thereby commanding higher advertising rates. Similarly, we offer merchants and others who engage in e-commerce the ability to market products and services to our community members.

  Provide Consumers with Unique Features and Tools. Our website is designed to provide easy access to innovative features and tools. Currently, our most popular tool educates consumers on the interaction among various drugs and other substances. In addition, we recently acquired the right to deploy a comprehensive personal medical record which will allow users to establish and maintain a lifelong record of their health and medical information in a secure portion of our database. We intend to continue to add useful tools to enable our users to personalize their on-line experience. We believe that our tools and features will continue to encourage users to visit our website frequently and increase the likelihood of users selecting drkoop.com as their preferred website for health-related issues.

  Provide an Attractive Advertising Site. We believe our ability to target specific users, the interactive nature of our website and the demographic characteristics of our users will be attractive to pharmaceutical, healthcare and other companies that advertise on the Internet. By identifying users interested in a particular health-related topic or who desire to address a particular health condition, we believe we can deliver advertising in a highly targeted manner, thereby commanding higher advertising rates.

  Enable High Value E-commerce Offerings. We enable e-commerce transactions offered by third parties. Our strategy involves permitting merchants, manufacturers and service providers access to a highly targeted community of health conscious consumers through our website and the health channels of our portal affiliates. We presently enable sales of prescription refills, vitamins and nutritional supplements and insurance services. Although we do not provide these products or services, we do provide links to the websites of third parties that provide these products or services. Some of these third parties have entered into preferred provider arrangements with us and pay us either a transaction fee for sales attributable to users from our website or an anchor tenant rental fee. Anchor tenant fees are annual fees paid by on-line merchants in exchange for a prominent link to their on-line stores. We believe that contextual merchandising of e-commerce transactions will attract users to our website and promote user loyalty.

The drkoop.com Network

  Our network consists of a consumer-focused interactive website which provides users with comprehensive healthcare information and services, as well as affiliate relationships with portals, other websites, local healthcare organizations and traditional media outlets. The website is a healthcare portal which integrates dynamic healthcare information on a wide variety of subjects, interactive communities and tools that enable our users to personalize their drkoop.com experience and opportunities to purchase healthcare-related products and services on-line. Our affiliate relationships, we believe, allow us to gain broad exposure of our brand, drive high volumes of traffic to the drkoop.com website, and acquire and distribute relevant content at the local level. Affiliates may use our content on television or radio, in print, radio or on-line, provided they credit drkoop.com as the provider of the content and, where appropriate, pay a license fee. We believe that displaying logos and credits on every web page, program and publication where drkoop.com content is displayed will help us build brand awareness and attract users to our website.

 Website

  Healthcare Information. Our goal is to provide consumer-focused information for the health-conscious public, individuals with a health condition, and individuals who have recovered from illness or injury, all at a level the average consumer can understand. We currently provide a variety of healthcare content, including information on acute ailments, chronic illnesses, mental health and behavioral issues, nutrition, fitness and wellness, and access to medical databases, other publications, and real-time medical news. To encourage interactivity, we provide links to relevant communities and other features from each content page. Examples of healthcare information that we currently provide include:

                 Information                              Sources
                 -----------                              -------
   . Physician-authored articles on common   Dartmouth Medical School,
     medical conditions                      Nancy Snyderman, M.D.,
                                             drkoop.com

   . Updated health-related news and         Reuters
     editorials on topics of current
     interest

   . General medical information and         National Institute of Health,
     statistics                              American Cancer Society

   . Information regarding the interaction   Multum Interactive Services, Inc.
     among various drugs and other
     substances

   . Directory of over 1,100 health-related drkoop.com websites including ratings and reviews

   . Information on pharmaceuticals and      Graedon Enterprises, Inc.
     over-the-counter drugs

   . Clinical trials study information       Quintiles, Inc.

  We expect that competitive factors will create a continuing need for us to improve and add to our healthcare content. Accordingly, we intend to seek additional sources of healthcare information and expand the breadth of our content offerings.

  Interactive Communities. We currently offer eight interactive communities consisting of over 110 hosted chat support groups. These communities were developed to provide users with a mechanism to interact with others experiencing, or who have experienced, similar health conditions. We believe the communities and their support groups enable users to gain valuable insight, practical knowledge and support with regard to their health concerns which supplement their interaction with their physicians. Our eight communities are organized by the following general health topics: Addiction & Recovery, Aging Healthy, General Health, Men's Health, Mental Health, Parenting & Children's Health, Physical Conditions and Women's Health.

  The drkoop.com support groups differ from other Internet chat rooms and forums in that drkoop.com selects hosts to be involved in each support group. Although most of our support groups are led by peer monitors, many of whom have faced similar health concerns, some are led by healthcare professionals with expertise in the specific area of health on which the support group is focused.

  User demand has driven the expansion in the number of drkoop.com support groups. Our support topics are typically proposed by a user. Accordingly, our support groups are dynamic and evolve as user interests change. We believe our support groups are distinct from other support rooms because drkoop.com offers access to information and news relevant to the support topic on the corresponding web page. We believe that a user's participation in a focused chat will stimulate the user's interests in related support groups, contributing to more frequent usage and longer visits at our website. Examples of the interactive support groups that we currently offer include:

  Addiction & Recovery                       Parenting & Children's Health
   Living with Sobriety                        Attachment Parenting

                                               Child Development
  Aging Healthy                                Depression and Your Child
   Unique Exercise Ideas                       Parenting an Only Child


  General Health                             Physical Conditions
   Angel Power                                 Beating the Pain
   Turning Back the Clock                      Crohn's Colitis Support

                                               Joint Replacement Chat
  Men's Health                                 Hepatitis Central
   Beyond the Locker Room


                                             Women's Health
  Mental Health                                Balancing Work & Family
   Anxiety Disorders                           Biological Clock Watchers
   Mood Disorders                              Menopause Management
   OCD Matters

  Tools. We currently provide interactive tools and other features that allow registered users to personalize their drkoop.com experience and better manage the healthcare information available on our network. We believe our tools and features enable us to obtain and retain registered users. To enhance the experience of our current and future registered users, we intend to develop additional tools and features. Examples of tools that we have already developed or intend to develop include:

  Existing Tools

    Drug Checker. Our drug interaction tool, Drug Checker, allows users to quickly and easily search for information on a particular product and then check for interactions between it and other prescription and over-the-counter drugs. The tool enables the user to search for drugs by complete or partial name matching and returns a list of drugs for selection. Selection of more than one drug into the interaction list then permits the user to test for interaction among the selected drugs. The tool also provides drug-food interaction data when available. Drug Checker uses the Multum database which we have modified with an easy to use interface.

    Health Search. This tool allows users to search the entire drkoop.com website and related healthcare websites for specific health and medical information. We also provide easy access to Medline, a large database of medical information provided by the National Library of Medicine and CancerLit, the National Cancer Institute's bibliographic database.

    Health Site Reviews. We have created a directory of third party health-related websites using an industry standard rating scheme from the Healthcare Information Technology Institute. Our rating methodology produces an overall website score based on several criteria including credibility, accuracy, disclosure, links, design and interactivity. This tool enables a user to search for the highest rated healthcare websites categorized by various healthcare conditions.

    Health Risk Assessments. Our first health risk assessment tool, Tobacco Risk Profiler, enables users to understand their reliance on tobacco and assess a variety of treatment methods. This tool is integrated with content and interactive community features to provide an educational and supportive experience for users suffering from nicotine addiction. We expect to introduce a variety of health risk assessments allowing users a quick and easy way to assess their health and find corrective measures they can take to reduce any health-related risks.

    Health Polls. Our health polls provide users with opportunities to answer a variety of health related questions on-line. We can obtain valuable information from our users as to their interests and demographics. The survey information is then used to make the related community more aware of current healthcare issues.

    Preventionnaire. This interactive questionnaire, residing in our Prevention Center, is designed to help consumers identify their healthcare needs. After answering a series of questions tailored to the user's sex and age, the tool advises the user to consult with his or her physician on a variety of preventive tests or immunizations to maintain good health.

  Future Tools

    Listed below are some of the tools that we are presently developing. Deployment of these tools will involve our successful acquisition and integration of the required content and related technology. We cannot assure you that these tools will be successfully deployed on a timely basis, or at all, or that users will find these features attractive.

    Dr. Koop's Personal Medical Record. We intend to offer a personal medical record which will allow users to establish and maintain a lifelong record of personal health and medical information in a secure portion of our database. We presently expect to add a personal medical record feature to our website in the first half of 1999 as an element of our technology relationship with HealthMagic.

    My Health@drkoop.com. This product is intended to allow consumers to receive email newsletters with news and information tailored to their specific needs. We presently expect to add this tool to our website in the first half of 1999.

    Recipe Database. This feature is intended to provide a customized, searchable database of recipes meeting specific dietary requirements of the user, such as low-fat, low-salt diets. We presently expect to add this tool to our website in the second half of 1999.

    Personal Health Shopper. This tool is intended to enable consumers to enter their preferences for shopping and allow us to customize information and new product offerings for the users. We presently expect to add this tool to our website in the second half of 1999.

    Physician Databases. We intend to provide to consumers access to physician databases permitting them to find doctors in their local area. In February 1999, we entered into a content agreement with Physicians' Online which will allow us to implement a physician database on our website. We are currently in the process of deploying this tool.

    Insurance Assessment. This interactive questionnaire is designed to enable consumers to better understand their health insurance needs and assist them in making a purchase decision. We presently expect to add this tool to our website in the first half of 1999.

 Affiliates

  Portals and Other Websites. The distribution of drkoop.com content to affiliated portals and other websites is designed to rapidly increase brand awareness through co-promotion and direct links with the affiliate's server. We intend to affiliate with selected websites that have the potential to drive traffic to our website and provide broad exposure to the drkoop.com brand. Currently, portals are the leading aggregators of traffic on the Internet. Users are augmenting these portals with subject-specific vertical portals, which are becoming one of the fastest growing segments of the Internet. These vertical portals are using brand awareness driven by quality topical content and significant market resources to establish themselves as destinations for highly concentrated groups of users. Examples of relationships that we have already established include:



    The Go Network. drkoop.com has entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which drkoop.com will be the exclusive provider of health related content on three websites of the Go Network, Go.com Health Center on Infoseek, ESPN.com Training Room and the Family.com Health Channel. drkoop.com will also be the premier health content provider for ABCnews.com. In addition, drkoop.com will be the exclusive pharmacy and drugstore, health insurance and clinical trials partner in the Go.com Health Center. Under these agreements, users on the Go Network will be able to access various health information, services, interactive tools and commerce opportunities through a co-branded location (http://go.drkoop.com) served by drkoop.com. In the event drkoop.com elects not to provide specific content, it may be obtained from a third party. We believe that these agreements will contribute substantially to our brand awareness and increase traffic on our website.

    The term of both agreements is for three years, except that each of the parties may elect to terminate the relationship after two years. We will pay Infoseek and the Buena Vista Internet Group approximately $57.5 million in total consideration consisting of cash and warrants to purchase 310,000 shares of common stock at an exercise price of $21.50 per share over the full three year term. None of the warrants are exercisable prior to one year after issuance.


    Salon Internet, Inc. Salon Internet, Inc. and drkoop.com expect to launch a health and wellness site called Salon Health in the first half of 1999. Salon Health will create a unique blend of editorial content and integrated health information for its users. drkoop.com will be the exclusive provider of health information for Salon Health. This initiative is expected to introduce a complete storefront offering of drugstore related products. Our agreement with Salon has a three-year term. The parties will share in revenues generated through the storefront and in advertising revenue. We will pay Salon a fee for running a minimum number of drkoop.com banner advertisements on the Salon site.

    WellSt.com. drkoop.com has been selected as the provider of traditional health and medical information for WellSt.com, a division of Element Media, Inc., an alternative health company. The WellSt.com agreement has a three-year term under which we will be the exclusive provider of traditional healthcare content to WellSt.com, except that WellSt.com may use other sources to the extent that we decline to develop any specific content. WellSt.com will be the preferred provider of alternative medicine and health information on drkoop.com. The parties have agreed to undertake joint marketing activities of mutual benefit and will share in revenues generated through the use of the other party's content. We believe this strategic partnership will allow drkoop.com to reach a unique audience that is interested in alternative medicine and health information.

    Physicians' Online. drkoop.com will provide content and services to Physicians' Online, one of the largest Internet communities of doctors. In addition, Physicians' Online will offer to its member physicians the personal medical record software when it becomes available. drkoop.com and Physicians' Online will also undertake joint marketing and sales of the personal medical record software and services to hospitals and other managed health facilities and will share in the revenue generated from these activities. Physicians' Online provides doctors with access to medical databases, clinical symposia, medical news and other medical resources, and has a membership in excess of 170,000 doctors. Our agreement with Physicians' Online has a one-year term during which each party will promote the other party's website and share in various revenue sources.

    iSyndicate. iSyndicate, a service that connects small sites in search of content with content providers, has selected drkoop.com as a provider of health information to its 13,000 affiliate sites. Under this agreement, iSyndicate affiliates can choose to provide headlines, teasers or full-text content to their users. The iSyndicate agreement has a one-year term under which iSyndicate will market the drkoop.com content under the several different marketing models. We pay a fee for each user who links to drkoop.com from a headline or teaser on an affiliate site, and we receive a fee when an affiliate elects to license the full-text drkoop.com content to be hosted and displayed on the affiliate's site.

    SeniorNet. SeniorNet.org, the world's largest trainer of older adults about computer technology and the Internet, has selected drkoop.com to be the exclusive provider of health information and services to users of the SeniorNet On-line Community. Through this strategic partnership, drkoop.com will provide our healthcare content and our products and services that will empower SeniorNet users to better manage their health. SeniorNet operates over 140 SeniorNet Learning Centers across the United States, providing access to over 100,000 older adults, while educating them on how to use the SeniorNet website and the Internet. In addition to the content partnership, drkoop.com plans to release a co-branded version of the Dr. Koop's Personal Medical Record for members of the SeniorNet On-Line Community. The drkoop.com health content and PMR will become part of the Learning Center curriculum, which is used to educate more than 45,000 older adults each year. We will pay SeniorNet a fee for this exclusive relationship.

    Yahoo! drkoop.com has entered into a relationship with Yahoo! to syndicate Dr. Nancy Snyderman's Daily Health offering for use in Yahoo! Health, with a launch expected in the second quarter of 1999. Under this agreement, Dr. Snyderman will appear daily on Yahoo! in a drkoop.com branded environment where users of Yahoo! Health are able to read Dr. Snyderman's responses to user-submitted questions. Users who wish to ask Dr. Snyderman a question through an email interface will be transferred to the "Ask Dr. Nancy Snyderman" area of the drkoop.com website. New answers and archives will be posted daily on Yahoo! Health. This is a non-paid relationship between the two companies.

    @Home Network. drkoop.com entered into a two year relationship with The @Home Network to be the anchor tenant partner within the Health Channel area of the @Home service. drkoop.com will be the premier content provider appearing in the Health Channel. Under the terms of this agreement, drkoop.com will have the ability to direct users to related commerce, community and interactive tool features appearing on the drkoop.com website from within all health content appearing in the Health Channel. In addition, drkoop.com will share in all advertising revenues generated by @Home in the Health Channel where drkoop.com content dominates the related page. drkoop.com will pay a carriage fee to @Home for the right to be the premier content provider in the @Home Health Channel.

  Healthcare Organizations. drkoop.com enrolls healthcare organizations as local affiliates through our Community Partner Program. This program allows local organizations such as hospitals, health systems and other healthcare organizations to integrate the drkoop.com brand and content into their on-line initiatives. Under this program, we develop co-branded Internet pages linked to drkoop.com for local healthcare organizations. The Community Partner Program enables healthcare organizations to supply their patients with on-line health resources and interactive capabilities integrated with specific information about their facilities. This program provides consumers with the ability to educate themselves, make an informed decision, and take action through a healthcare organization's local website, strengthening the relationship between the consumer and the organization. Those consumers are introduced to the drkoop.com brand through our association with their local provider or payor. Examples of local healthcare organizations that have enrolled in our Community Partner Program include:

      Adventist Health System. Adventist Health System currently operates 31 hospitals in nine states and has more than 4,900 licensed beds. Adventist Health System also operates 27 extended-care facilities with more than 3,000 long-term care beds. Florida Hospital, part of Adventist Health System, serves the one million residents of the Orlando area.

      Highmark. Highmark, created in 1996 by the consolidation of Blue Cross of Western Pennsylvania and Pennsylvania Blue Shield, is one of the ten largest health insurers in the United States. Highmark offers managed care programs, health plans, traditional health insurance coverage, life and casualty insurance, and dental and vision programs to approximately 18 million people.

      MemorialCare. MemorialCare is a comprehensive healthcare system servicing the over 5 million residents of Los Angeles and Orange Counties in California. MemorialCare offers Southern

    Californians four major medical centers and a children's hospital, as well as a number of subsidiary facilities.

  Although not all contracts we enter into under our Community Partner Program specify performance standards for our Community Partners, when we do specify standards, they typically require Community Partners to:

  .maintain their own website with a unique domain name server;

  .provide links to up to 10 customized website pages that link to drkoop.com;

  .maintain operation of their website for at least 95% of the time; and/or

  .provide monthly traffic reports to drkoop.com.

      Scott and White Hospital and Clinic. Scott and White is one of the largest multi-specialty hospital and clinic groups in the United States. Their more than 515 physicians and scientists service the 750,000 residents of Central Texas as well as patients from throughout the United States and many foreign countries.

      Tallahassee Memorial HealthCare. Tallahassee Memorial HealthCare provides Floridians with a comprehensive system of patient and healthcare services coordinated under certain specialty centers. These specialty centers include Tallahassee Memorial Hospital, the eighth largest hospital in Florida, and eleven satellite facilities in five counties. Founded more than fifty years ago, Tallahassee Memorial HealthCare currently services a population of over 200,000 individuals.

      Baptist Health Systems. Baptist Health Systems is South Florida's largest not-for-profit health care organization with 7,400 employees. The health system includes Baptist Hospital, Baptist Children's Hospital, Miami Cardiac & Vascular Institute, Homestead Hospital, Mariners Hospital in Tavernler and a full spectrum of outpatient diagnostic and treatment facilities. Baptist Health Systems serves the
    1.4 million residents of the Miami area.

  Traditional Media. We also intend to establish additional affiliate relationships with traditional media outlets. There are many areas of overlap with television and print that allow for collaboration in the delivery of quality healthcare content to an audience. Late breaking news, daily syndicated articles and other timely relevant content can be distributed as an information feed in multiple formats. For example, network television affiliates carry local, relevant information directly to local audiences. Similarly, by distributing content at the affiliate level, drkoop.com can be the leading syndicate of Internet-ready health content and editorial-based, breaking health news. The content that resides on our website can also be distributed through newspapers, trade journals, periodicals, and a variety of other print media. By aligning drkoop.com and our notable leaders in the healthcare field, Dr. C. Everett Koop and Dr. Nancy Snyderman, with high profile publications, we have the opportunity to build brand awareness of drkoop.com. Links from traditional media websites to our website create additional channels for generating traffic to the drkoop.com website. Examples of traditional media programs include:

      Health Resource Marketing. drkoop.com has an agreement with Health Resource Publishing, a division of Catalina Marketing, Inc., to place advertisements for the drkoop.com site on up to 50% of the HRP newsletters distributed through chain drugstores. HRP estimates that it will distribute up to 20 million newsletters monthly during 1999. Additionally, personalized healthcare content from the drkoop. com site will be included in the HRP newsletters thus reaching a highly targeted health conscious population with branded content and promotion.

      Granite Broadcasting. We have entered into an agreement with Granite Broadcasting Corporation, a publicly-traded owner of ten ABC, CBS, NBC and WB television stations in markets such as San Francisco, Detroit and Buffalo. A program was initiated in September 1998 with KEYE, Granite's CBS affiliate in Austin, Texas, in which drkoop.com provides the station with Internet health content, and the station provides both local promotion of drkoop.com and daily prompting of the station's viewers to drkoop.com following relevant health stories on the station's local newscasts.

      ABC Affiliates. drkoop.com's multi-year agreement with Infoseek for the Go Network Internet properties provides that the websites of all ABC affiliates who participate in the network's Local Net Internet service, currently 115 stations, will be linked to drkoop.com. ABC will also provide details to all of its affiliates regarding how they can participate as a full drkoop.com affiliate in their local news coverage and promotion. ABC affiliates receive first right of negotiation for participation in this program.

Revenue Opportunities

  Our operating strategy is presently comprised of three primary means of generating revenue:

  . advertising;

  . content syndication; and

  . electronic commerce.

  Advertising. The healthcare industry spends billions of dollars every year to market products and services to consumers. Jupiter Communications projects that the on-line health advertising segment will grow from $12.3 million in 1998 to $265 million in 2002. We believe that health portals and other vertically focused websites are uniquely positioned to attract a significant share of these advertising expenditures. By identifying users interested in a particular health-related topic or who desire to address a particular health condition, we believe we can sell advertising in a highly targeted manner, thereby commanding higher advertising rates.

  Merchants can purchase advertising on our website in two ways. Banner advertising is generally sold based on the number of impressions received by the advertisement and its position on the website. This type of advertising frequently encourages the user to move to other web pages which describe the advertiser's product and solicit a direct response from the user. Sponsorships are contracts that typically grant advertisers rights to promote their products on a specific portion of the website. Sponsorships are designed to support broad marketing objectives, including brand awareness, product introductions, research and transactions, generally on an exclusive basis. Accordingly, sponsorships are sold based on their duration, the portion of the website sponsored and the number of impressions delivered. Some of our advertisers and sponsors include:

  . Pfizer, a pharmaceutical company, which advertises Zithromax, a children's antibiotic, in our Ear, Nose and Throat and Children's Health sections;

  . Biogen, a pharmaceutical manufacturer, which advertises Avonex, a Multiple Sclerosis medication, in our Multiple Sclerosis disease section;

  . Schering-Plough, a pharmaceutical company, which has sponsored our allergy health topic with Claritin. The integrated sponsorship includes logo links, keywords, and banner impressions; and

  . SmithKline Beecham, a pharmaceutical company, which has sponsored the drkoop.com smoking cessation center with Nicorette/Nicoderm.

  One form of direct response advertising involves pre-screening and identifying potential participants in clinical trials. In 1997, approximately $19 billion was spent by the private sector on human health research and development in the United States alone, according to the Pharmaceutical Manufacturers Association. A significant portion of these costs are incurred in the later stages of clinical development, where large numbers of subjects are enrolled into studies designed to provide the bulk of the safety and efficacy data needed to obtain a product license from the FDA. The identification and enrollment of qualified individuals into these studies is usually a time-consuming and expensive process.

  In December 1998 we implemented the drkoop.com Clinical Research Center, a portion of our website designed to help educate consumers about clinical trials: what they are; what to expect; and how to find and enroll in an appropriate trial if the individual and their physician believe that this is a viable therapy option. When this feature is fully developed, consumers will be able to search a database of clinical trials by geography and by disease. We believe that on-line pre-screening will reduce the number of inappropriate contacts and

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result in only qualified people being referred to the clinical trial sponsors.
drkoop.com will derive a per respondent advertising fee for this recruitment service.

  Content Syndication. We license our content and certain interactive tools through a broad variety of affiliated websites. The majority of the licensed content is provided by third-parties and is not produced by us. The primary source of content syndication revenue is our Community Partner Program. The Community Partner Program allows payor and provider organizations to co-brand their websites with drkoop.com for an annual fee. Licensing fees are typically determined based on the channel for which the content will be used. Content syndication agreements generally stipulate that all content provided by drkoop.com must retain a legend indicating "Provided by drkoop.com" and is subject to an acceptable use policy that defines how and where the content may be used. Editorial content and/or content control generally remain the exclusive right of the drkoop.com network. We believe that by allowing other high-traffic websites and portals to offer our content we will gain broad exposure of our brand and drive high volumes of traffic to the drkoop.com website, thereby allowing us to generate more advertising and e-commerce revenues. While we expect to also generate significant revenues from certain of our syndication programs, this revenue source is expected to become a smaller proportion of our overall revenues as our audience continues to grow.

  E-Commerce. We provide users with the ability to access e-commerce opportunities provided by outside parties in numerous locations throughout the drkoop.com website. For example, users can access prescription refill services through pages relevant to a particular condition. We also offer the drkoop.com Health Store, a section of the website which aggregates all of the e-commerce opportunities found throughout the site into one comprehensive storefront that users can navigate to find the specific products or services offered by outside parties. E-commerce interfaces on drkoop.com, whether in the drkoop.com Health Store or in other locations within the website's general content, have been designed to be secure, informative and easy to use.

  We currently offer two primary categories of products and services which users can purchase from third parties through our website:

    On-line Pharmacy Products. According to industry statistics, the retail prescription drug market in 1997 accounted for approximately $89.1 billion in sales generated by 2.6 billion prescriptions. Over-the-counter medications and the other health and beauty aids accounted for $26.8 billion and $26.9 billion in retail sales, respectively, in 1997. Due to the convenience, privacy, cost-savings and selection that can be offered to consumers via the Internet, we believe that the on-line pharmacy will become a major factor in retail pharmacy sales and will capture a significant portion of these sales in the near future. Moreover, direct deliveries of prescription drugs to the home via mail accounts for a significant proportion of all prescription drug sales. We expect that this distribution channel will expand to include other products traditionally associated with retail pharmacy stores.

    Our personal drugstore provides links to 23 traditional and on-line pharmacies where users can order prescription refills and other pharmacy products over the Internet. We have agreements with the PlanetRX on-line pharmacy, under which we will provide content and interactive tools as well as links to its website. Under these agreements, we receive a fee for each drkoop.com user who executes a transaction. We receive a flat service fee for sales of prescription drug products and a commission based on the value of the underlying transaction for sales of other products. We also have an agreement with Vitamin Shoppe under which we receive an annual anchor tenant rental fee in exchange for a category-exclusive link to its website.

    Insurance. The individual health insurance market is estimated to be an $85 billion per year industry, according to AM Best. In the past decade, the AMA estimates that the number of Americans without health insurance increased from 32 million to 43.4 million. Our website provides access to an insurance center consisting of comparisons of different insurance plans designed to assist users in determining their individual health coverage needs and coverage options. This service is designed to

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

  provide useful, consumer-oriented information and to enable the purchase of insurance coverage through various links with qualified insurers.

    Our current insurance partners include:

    . Quotesmith.com, an on-line insurance website where users can obtain instant quotes from 375 leading insurance companies. We have implemented a co-branded version of their instant quote system.

    . American Health Value, a user-friendly Medical Savings Account (MSA) administrator offering consumers access to their MSA funds with a Visa card. We link to their website through our Personal Insurance Center.

    . HealthCore Medical Solutions, a health and consumer benefits marketing company, which offers its members discounts on eye care, dental and pharmacy benefits. We link to their website through our Personal Insurance Center.

    . eHealthInsurance.com, an online retail health insurance provider. We link to their website through our Personal Insurance Center.

Sales

  As of March 31, 1999, we had a direct sales organization consisting of 11 sales professionals with an average of 14 years of sales experience, and had also contracted with WinStar Interactive, an on-line property representation company. We have seven geographically-based sales representatives with extensive healthcare backgrounds calling on large integrated health systems and payors in major metropolitan areas selling drkoop.com's Community Partner Program. We also have two sales representatives with pharmaceutical backgrounds who call directly on pharmaceutical companies. In addition, one of our sales representative with an insurance background calls on payors for enrollment in our insurance commerce initiative. Further, members of management and the sales force call on portals and other websites to establish affiliate relationships. We also use WinStar to call on the interactive agencies and media buyers for both sponsorship and banner advertising. As of March 31, 1999, approximately 60 percent of the advertising commitments received by us had been secured by our direct sales force, with the balance secured by WinStar.

  For the year ending December 31, 1998, sales to individual customers constituting 10% or more of revenue included Memorial Care Hospital (63%), PCS Health Systems (23%), and Medtronic (12%).

Marketing and Public Relations

  We employ a variety of methods to promote the drkoop.com brand to attract user traffic and affiliate relationships. Our public relations staff oversees a comprehensive pubic relations program targeting consumer, trade and healthcare media. In addition, we also conduct media outreach programs consisting of public service announcements and other promotional activities targeting radio, broadcast, and print media on a national and local basis.

  Advertising. Media purchasing is a significant component to the brand awareness and customer acquisition strategy for drkoop.com. We believe that click-through banner advertising has been the accepted means to drive traffic across the Internet for several years. We believe that we must continue to promote drkoop.com to the mass Internet audience through banner advertising in order to attract first time users. Depending on the source, we can use a banner advertisement to direct a user to our homepage or to a place in the website that contains topical information of interest to them. We also intend to pursue general advertising through conventional media.

  Public awareness campaigns are a significant part of the user generation plans for drkoop.com. By strategically aligning drkoop.com with health-related initiatives and charity organizations, we believe we will be able to reach a large audience to help raise awareness for specific causes or organizations. By creating opportunities for users to participate in awareness campaigns, we believe we can raise money for organizations and charities, and at the same time drive new registered users to drkoop.com.

  Public Relations. As a well recognized, trusted spokesperson on America's health, we believe that Dr. C. Everett Koop is in a unique position to raise consumer awareness of health-related issues and our company.

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

Since the launch of our website, Dr. C. Everett Koop has participated in several industry events that have dramatically raised our visibility in the Internet healthcare market. We expect Dr. C. Everett Koop to continue to raise awareness of our company's mission to empower consumers with information and services to better manage their personal healthcare and our initiatives to serve them, by participating in public relations and public service activities.

Technology

  A component of our strategy is to apply existing technologies in novel ways to deliver content and provide services to our users. The various features of the drkoop.com network are implemented using a combination of commercially available and proprietary software components. We favor licensing and integrating "best of breed" commercially available technology from industry leaders. We reserve internal development of software for those components that are either unavailable on the market or that have major strategic advantages when developed internally. We believe that this component style approach is more manageable, reliable, and scaleable than single-source solutions. In addition, the emphasis on commercial components speeds development time, which is an advantage when competing in a rapidly evolving market. Consistent with our preference for off-the-shelf software components, we rely primarily on industry-standard Microsoft operating systems, development, and infrastructure components including NT, Internet Information Server, Microsoft Site Server, Visual Interdev, and others. We have also created a content management and development system and specialized applications, one example of which is the drug interaction application built upon the Multum commercial database.

  In January 1999, we entered into a strategic technology relationship with HealthMagic, Inc. which includes a long-term fully paid license to use a broad range of Internet technologies, such as a web-based personal medical record, personalization tools, and security and authentication features. Under this arrangement, HealthMagic will develop, implement, and support these technologies for us, thereby permitting internal resources to address other needs. Our relationship with HealthMagic, we believe, will allow us to improve the functionality of our website with lower risk and at less cost than if we developed this technology ourselves. We expect that as we deploy the HealthMagic applications we will become dependent on that company for several important functions of our website.

Operating Infrastructure

  The drkoop.com website is based on a technical operating infrastructure, the drkoop.com web platform, which is designed to be highly scaleable and reliable. The drkoop.com web platform consists of several subsystems, including a scaleable web cluster used to service user requests for web pages. The web cluster is controlled by a hardware cluster manager which continuously monitors the performance and availability of the individual servers within the web cluster. In the event of an individual server failure or when a server requires maintenance, the hardware cluster manager automatically distributes incoming requests to other available servers without disrupting the user's experience.

  The drkoop.com web platform consists of readily available, off-the-shelf, computer systems, including dual Intel Pentium servers in a fully redundant configuration. The drkoop.com web platform was designed using a proprietary architecture deploying primarily Microsoft technology running the Windows/NT Operating System. Other Microsoft web enabling technologies used in the drkoop.com web platform include:

  . the Microsoft Membership and Personalization Server--software that captures user data and enables the drkoop.com experience to be customized for each user;

  . Microsoft SQL Server--database software used to store user data and content; and

  . Microsoft Internet Information Server--software which enables pages to be displayed to the user.

  Our data center is maintained offsite by a third party and provides us with multiple backbone connections to the Internet and a fault-tolerant network design. In addition, electricity for running the drkoop.com web

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

platform is protected by uninterruptible power systems including back-up diesel generators. We have an operations and disaster recovery plan, and drkoop.com is backed up nightly to an off-site storage facility. We do not maintain a back-up data center.

Competition

  A large number of Internet companies compete for users, advertisers, e-commerce transactions and other sources of on-line revenue. The number of Internet websites offering users healthcare content, products and services is vast and increasing at a rapid rate. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for healthcare consumers will continue to increase as the Internet grows as a communication and commercial medium.

  We compete directly for users, advertisers, e-commerce merchants, syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

  . health-related on-line services or websites targeted at consumers such as accesshealth.com, ahn.com, betterhealth.com, drweil.com, healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org; mediconsult.com, onhealth.com, thriveonline.com and webmd.com;

  . on-line and Internet portal companies, such as America Online, Inc.;
    Microsoft Network; Yahoo! Inc.; Excite, Inc.; Lycos Corporation and Infoseek Corporation;

  . electronic merchants and conventional retailers such as CVS, Rite Aid
    Corporation, Walgreens, Advanced Paradigm, Express Scripts, Inc. and Merck-Medco, that provide healthcare goods and services competitive to those available from links on our website;

  . hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors such as Columbia/HCA Healthcare Corporation, Kaiser Permanente and VHA Inc., which offer healthcare information through the Internet; and

  . other consumer affinity groups, such as the American Association of Retired Persons, SeniorNet and ThirdAge Media, Inc., which offer healthcare-related content to special demographic groups.

  We believe that competition in our industry is based primarily on:

  . the quality and market acceptance of healthcare content;

  . brand recognition; and

  . the quality and market acceptance of new enhancements to current content, features and tools.

  Although our competitive position in our market as compared to our competitors is difficult to characterize due principally to the variety of current and potential competitors and the emerging nature of the market, we believe that we presently compete favorably with respect to these factors. However, we believe that our markets are still evolving, and we cannot assure you that we will compete successfully in the future. Additionally, many of our competitors are likely to enjoy substantial competitive advantages compared to our company, including:

  . the ability to offer a wider array of on-line products and services;

  . larger production and technical staffs;

  . greater name recognition and larger marketing budgets and resources;

  . larger customer and user bases; and

  . substantially greater financial, technical and other resources.

  To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in a loss of our market share or a

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


reduction in our prices or margins, any of which could adversely affect our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Intellectual Property

  Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. We intend to file for federal trademark registrations for the mark "drkoop.com," as well as other service and trademarks which incorporate the Dr. Koop name. Our right to use the Dr. Koop name is granted to us under an agreement with Dr.
C. Everett Koop. If we lose our right to use the Dr. Koop name, we would be forced to change our corporate name and adopt a new domain name. These changes could confuse current and potential customers and would adversely impact our business. See "Management--Agreements with Dr. C. Everett Koop."

  Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

  We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website overlaps with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop noninfringing technology, obtain a license or cease using the applications that contain the infringing technology or content. We may be unable to develop noninfringing technology or content or obtain a license on commercially reasonable terms, or at all.

  We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software, which are used in the drkoop.com website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delay could materially adversely affect our ability to attract and retain users.

Government Regulation

  General. There is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, it may take years to determine whether and how existing laws such as those governing issues such as intellectual property ownership and infringement, privacy, libel, copyright, trade mark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our service, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

  On-line Content Regulations. Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. In addition, pending legislation seeks to ban

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


Internet gambling and federal and state officials have taken action against businesses that operate Internet gambling activities. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on drkoop.com. Legislation regulating on-line content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

  Privacy Concerns. The Federal Trade Commission is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

  . give adequate notice to consumers regarding information collection and disclosure practices;

  . provide consumers with the ability to have personal identifying information deleted from a company's database;

  . provide consumers with access to their personal information and with the ability to rectify inaccurate information;

  . clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and

  . obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

  Such regulation may also include enforcement and redress provisions. While we have implemented programs designed to enhance the protection of the privacy of our users, including children, there can be no assurance that such programs will conform with any regulations adopted by the FTC. Moreover, even in the absence of such regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to such an investigation, or the FTC's regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on the our ability to provide highly targeted opportunities for advertisers and e-commerce marketers. Any such developments could have a material adverse effect on the our business, results of operations and financial condition.

  It is also possible that "cookies" may become subject to laws limiting or prohibiting their use. The term "cookies" refers to information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge and which is used to track demographic information and to target advertising. Certain currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or prevent cookies from being stored on their hard drives. In addition, a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of the use of cookies could limit the effectiveness of the our targeting of advertisements, which could have a material adverse effect on our ability to generate advertising revenue.

  The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under this EU directive, EU citizens are guaranteed certain rights, including the right of access to their data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing and the right to withhold permission to use their data for direct marketing. The EU directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The EU directive does not, however, define what standards of privacy are adequate. As a result,

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


there can be no assurance that the EU directive will not adversely affect the activities of entities such as our company that engage in data collection from users in EU member countries.

  Planned features of our website include the retention of personal information about our users which we obtain with their consent. We have a stringent privacy policy covering this information. However, if third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. Moreover, to the extent any of the data constitute or are deemed to constitute patient health records, a breach of privacy could violate federal law.

  Data Protection. Legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to websites. In addition, such legislation could create potential liability for unauthorized use of such data.

  Internet Taxation. A number of legislative proposals have been made at the federal, state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.

  Domain Names. Domain names are the user's Internet "address." Domain names have been the subject of significant trademark litigation in the United States. There can be no assurance that third parties will not bring claims for infringement against us or Dr. C. Everett Koop for the use of this trademark. Moreover, because domain names derive value from the individual's ability to remember such names, there can be no assurance that our domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access on-line resources.

  The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. There can be no assurance that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in lieu of its current domain names, if such litigation or reform efforts result in a restructuring in the current system.

  FDA Regulation of Medical Devices. Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration. We do not believe that our current applications or services will be regulated by the FDA; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

  Regulation of the Practice of Medicine and Pharmacology. The practice of medicine requires licensing under applicable state law. We have endeavored to structure our website and affiliate relationships to avoid violation of state licensing requirements. For example, we have included notices where we have deemed appropriate advising our users that the data provided on the drkoop.com network is not a substitute for consultation with their personal physician. Similar guidelines have been adopted governing the activities of

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

moderators in our interactive communities, many of whom are not licensed physicians. However, the application of this area of the law to Internet services such as drkoop.com is novel and, accordingly, a state regulatory authority may at some point allege that some portion of our business violates these statutes.

  Similarly, we provide information about drugs and other prescription medications on our website and enable e-commerce transactions with third parties who sell these products. We have included within our website disclaimers and other notices that we have deemed appropriate to advise users that the information provided is not intended to be a substitute for consultation with a licensed pharmacist. For example, use of our drug interaction database requires that the user affirmatively click on a dialog box on the website page to indicate acceptance of the notices before being given access to the database. However, as with the practice of medicine, the application of this area to Internet services such as drkoop.com is novel and, accordingly, a state regulatory authority may at some point allege that some portion of our business violates state or federal law governing the dispensing of pharmacy products. Any application of the regulation of the practice of medicine or pharmacology to us could result in a material adverse affect on our business, results of operations and financial condition. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy.

  Federal and State Healthcare Regulation. We earn a service fee when users on our website purchase prescription pharmacy products from certain of our e-commerce partners. The fee is not based on the value of the sales transaction. Federal and state "anti-kickback" laws govern certain financial arrangements among healthcare service providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The federal healthcare program's anti-kickback law has been broadly interpreted to apply to contractual relationships between healthcare providers and sources of patient referrals. Such laws apply to the sales of pharmacy products that are reimburseable under federal Medicare and Medicaid programs and other reimbursement programs. Violation of these laws can result in civil and criminal penalties.

  As the primary purpose of marketing is to generate business by referring or recommending, the Office of Inspector General of the United States Department of Health and Human Services has recognized that "many marketing and advertising activities may involve at least technical violations of the federal anti-kickback statute." Because of the breadth of the federal anti-kickback statute, Congress required DHHS to promulgate regulatory safe harbors to protect activities which do not harm federal healthcare programs. Some of our electronic commerce activities do not qualify for safe harbor protection under the federal anti-kickback statute because the aggregate compensation received by us for these services is not fixed in advance and takes into consideration the volume of business generated, because we receive a fixed service fee per completed prescription drug product transaction. Failure to meet a safe harbor, however, does not mean that the arrangement violates the statute. Instead, an analysis of the factual elements must be made. Alternatively, the OIG is authorized to issue advisory opinions regarding the interpretation and applicability of the federal anti-kickback statute, including whether an activity or proposed activity constitutes grounds for the imposition of civil or criminal sanctions. We have not sought such an opinion and are aware of no opinion that has been issued related to Internet sales activities. If our program was deemed to be inconsistent with the federal anti-kickback statute, we could face civil and criminal penalties. Further, we would be required either not to accept any transactions which are subject to reimbursement under federal or state healthcare programs or restructure our compensation structure to comply with the statute and any applicable regulations. Presently, federal and state programs provide only limited cost reimbursement for prescription drugs, although there have been proposals made from time to time to expand the benefits of these programs. In addition, similar laws in several states apply not only to government reimbursement but also to reimbursement by private insurers. Although there is uncertainty regarding the applicability of these "anti-kickback" laws, we believe that the service fees we receive from our e-commerce partners are for the primary purpose of marketing and do not constitute payments that would violate present federal or state law. If, however, our activities were deemed to violate any of these laws, it could cause a material adverse affect on our business, results of operations and financial condition.

  State Insurance Regulation. We market insurance on-line and receive transaction fees in connection with this activity. All of the insurance products are offered by unrelated third-party providers who we believe to be appropriately licensed under applicable law. The use of the Internet in the marketing of insurance products is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to our activities. If we were required to comply with such licensing laws, compliance could be costly or not possible and could have a material adverse effect on our business.

  Jurisdiction. Due to the global reach of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the State of Texas, the governments of other states and foreign countries might attempt to regulate Internet activity and our transmissions or take action against us for violations of their laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Human Resources

  As of March 31, 1999, we had 73 full-time employees. None of our employees are represented by a union. We believe that our relationship with our employees is good.

Facilities

  We currently lease approximately 11,000 square feet of office space in Austin, Texas, under a lease expiring on October 31, 2000. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.

Legal Proceedings

  On April 12, 1999, a civil complaint was filed as Agrawal v. drkoop.com, Inc., Donald W. Hackett and John F. Zaccaro in the District Court of Travis County, Texas, 126 Judicial District, Case No. 99-04294. In the lawsuit, plaintiff attempts to allege causes of action including fraud, constructive fraud, promissory estoppel, negligent misrepresentation, breach of contract, conversion, stock fraud, defamation and misrepresentation. Plaintiff claims, among other things, that misrepresentations were made to him regarding his involvement in the early stages of development of drkoop.com and we breached a consulting agreement entered into between him and our company in September 1998. Plaintiff seeks recovery of actual damages which he alleges to be $4 million, punitive damages alleged to be in excess of $5 million, attorneys fees and costs and a temporary and permanent injunction prohibiting drkoop.com from offering stock for sale to the public unless and until we recognize plaintiff's alleged right to options to acquire 93,000 shares of our common stock which he claims are owed to him under the consulting agreement. We believe that the claims made by plaintiff are without merit and intend to defend this lawsuit vigorously.

                                   MANAGEMENT

  The following table sets forth, as of March 31, 1999, the name, age and position of each director and executive officer of drkoop.com, Inc.

   Name                    Age                    Position
   ----                    ---                    --------
C. Everett Koop, M.D. ....  82 Chairman of the Board of Directors
John F. Zaccaro(1)(2).....  64 Vice Chairman of the Board of Directors
Donald W. Hackett(1)......  42 President, Chief Executive Officer and Director
Dennis J. Upah............  37 Chief Operating Officer
Susan M. Georgen-Saad.....  41 Chief Financial Officer
Robert C. Hackett, Jr. ...  48 Executive Vice President, Business Development
Louis A. Scalpati.........  35 Senior Vice President, Chief Architect
Jeffrey C. Ballowe........  43 Director
Mardian J. Blair..........  67 Director
G. Carl Everett, Jr.......  48 Director
Richard D. Helppie,         43
 Jr.(2)...................     Director
Nancy L. Snyderman,         47
 M.D.(1)..................     Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  For purposes of the biographical data set forth below, service with drkoop.com, Inc. includes service with our predecessor.

  C. Everett Koop, M.D., has served as our Chairman of the Board of Directors since he co-founded drkoop.com in July 1997. Since 1992, Dr. Koop has served as the McInerney Professor of Surgery at the Dartmouth Medical School and as Senior Scholar at the C. Everett Koop Institute at Dartmouth. Dr. Koop is also a frequent lecturer on healthcare topics. An internationally respected pediatric surgeon, Dr. Koop was Surgeon-in-Chief of the Children's Hospital of Philadelphia from 1948 to 1981 and Editor-in-Chief of the Journal of Pediatric Surgery from 1964-1976. Dr. Koop is a director of Superior Consultant Holdings Corporation, a publicly-traded healthcare consulting company, as well as several private healthcare companies. From 1994 to 1996, Dr. Koop was a director and ex-officio Chairman of the Board of Patient Education Media, Inc., a producer of medical video tapes which filed for bankruptcy protection in 1996. Dr. Koop was Surgeon General of the United States from 1981 to 1989. He was also appointed Director of the Office of International Health in May 1982. Dr. Koop is also the recipient of numerous honors and rewards, including 35 honorary doctorates.

  John F. Zaccaro has served as our Vice Chairman of the Board of Directors since he co-founded drkoop.com in July 1997. From 1991 until November 1997, Mr. Zaccaro served as the President and Executive Producer of the International Health & Medical Film Festival. In addition, since 1995 Mr. Zaccaro has served as a Senior Administrator to the Russian Arts Foundation. Mr. Zaccaro is also a director of Kit Manufacturing Company, a publicly-traded constructor of manufactured housing. Mr. Zaccaro is a published author and a motivational speaker.

  Donald W. Hackett has served as our President, Chief Executive Officer and a director since he co-founded drkoop.com in July 1997. From January 1996 until joining drkoop.com, Mr. Hackett served in various management positions, including President and Chief Executive Officer, of Tradewave Corporation, an Internet network security company. From September 1988 until December 1995, Mr. Hackett served as Senior Vice President of Physician Computer Network, Inc., a provider of practice management services. While employed at Physician Computer Network, Inc., Mr. Hackett successfully implemented the first provider-centric, computer-based pay-per-view-advertising network, and initiated direct data interchange transactions between laboratories, pharmacies and hospitals with practice management systems.

  Dennis J. Upah has served as our Chief Operating Officer since January 1999. From February 1995 until joining drkoop.com, Mr. Upah served as President and General Manager of KEYE-TV (the CBS affiliate in

Austin, Texas), a unit of Granite Broadcasting Corporation. From September 1988 until January 1995, Mr. Upah served as President and General Manager of WEEK-TV (the NBC affiliate in Peoria, Illinois), also a unit of Granite Broadcasting Corporation. Mr. Upah is the former Technology Chairman and an elected representative to the national CBS Affiliates Advisory Board of Directors. He was also elected to the board of directors for several groups, including the Illinois Broadcasters Association (where he served as President), Texas Association of Broadcasters, Austin Better Business Bureau and St. Jude Children's Hospital Midwest Affiliate.

  Susan M. Georgen-Saad has served as our Chief Financial Officer since October 1998. From March 1997 until joining drkoop.com, Ms. Georgen-Saad served as Chief Financial Officer of IntelliQuest Information Group, a market research company. From July 1996 until February 1997, she served as Chief Financial Officer of Clinicor, Inc., a clinical research company. From April 1994 until June 1996, Ms. Georgen-Saad served as Senior Vice President, Finance, of the Texas Worker's Compensation Insurance Fund, an insurance company. Ms. Georgen-Saad has more than 19 years of experience in strategic operational and financial management in the high-technology services, pharmaceutical research, insurance, healthcare and financial services industries.

  Robert C. Hackett, Jr. has served as our Executive Vice President, Business Development, since he co-founded drkoop.com in July 1997. From September 1996 until July 1997, Mr. Hackett served as Vice President of Business Development, Vaccine Division, of Merck & Co., a pharmaceutical company. From January 1995 until September 1996, Mr. Hackett served as Assistant Vice President of International Vaccines of American Home Products, a pharmaceutical company. From April 1990 until January 1995, Mr. Hackett served as Director of International Vaccines of American Cyanamid Company, a diversified pharmaceutical and chemicals company.

  Louis A. Scalpati has served as our Senior Vice President, Chief Architect and Secretary since he co-founded drkoop.com in July 1997. From December 1995 until joining drkoop.com, Mr. Scalpati served as Director of the Healthcare Business Unit, Tradewave Corporation, an Internet network security company, and from July 1990 until November 1995, Mr. Scalpati served as Chief Network Architect of Physician Computer Network, Inc., a provider of practice management services.

  Jeffrey C. Ballowe has served as a director of drkoop.com since March 1999. Since 1997, Mr. Ballowe has been self-employed. From 1986 until 1997, Mr. Ballowe held various management positions at Ziff-Davis, an international media company, including President of the Interactive Media and Development Group. Mr. Ballowe is Chairman of the Board of Deja News and is a director of VerticalNet, Xoom.com and ZDTV.

  Mardian J. Blair has served as a director of drkoop.com since February 1999. For more than the past five years, Mr. Blair has served as the President of Adventist Health System Sunbelt Healthcare Corporation. Mr. Blair is also a director of multiple healthcare organizations in the Adventist system, including HealthMagic, Inc., as well as numerous not-for-profit charitable and educational institutions.

  G. Carl Everett, Jr. has served as a director of drkoop.com since March 1999. Mr. Everett has been Senior Vice President, Personal Systems Group, of Dell Computer Corporation, responsible for worldwide development and marketing of all Dell desktop and notebook products since February 1998. For the prior twenty years, Mr. Everett was employed by Intel Corporation, most recently as General Manager of the Desktop Products Group.

  Richard D. Helppie, Jr. has served as a director of drkoop.com since May 1998. He has been the Chairman of the Board and Chief Executive Officer of Superior Consultant Holdings Corporation, a publicly-traded healthcare consulting company, since its inception in July 1996, and he founded Superior Consultant Company, Inc., its predecessor, in May 1984. Mr. Helppie has more than 22 years of experience in the healthcare and information systems industries. In 1998 Mr. Helppie was the recipient of the Michigan Entrepreneur of the Year Award (sponsored by Ernst & Young LLP) for healthcare.

  Nancy L. Snyderman, M.D., has served as a director of drkoop.com since March 1998. Dr. Snyderman has been a practicing physician for more than fifteen years. Dr. Snyderman is a medical correspondent for ABC and can be seen on Good Morning America and Prime Time Live. Dr. Snyderman's Healthtalk segments can be heard daily on the CBS radio network, and she also writes a monthly column for Good Housekeeping.
Dr. Snyderman is a published author and has received broadcasting awards from the California Medical Association, Radio and Television News Directors, the Associated Press, United Press International and the American Academy of Facial Plastic and Reconstructive Surgery. Dr. Snyderman continues to publish in peer-reviewed journals and has received grants from the Kellogg Foundation and the American Cancer Society.

  Donald W. Hackett and Robert C. Hackett, Jr. are brothers.

Other Key Employees

  Set forth below is the name, age, and recent business experience of the key members of our management team not described above.

  Ian J. Bagnall, 27, serves as our Vice President of Business Development and has served as Director of our website since April 1998. From October 1996 until joining drkoop.com, Mr. Bagnall served as Marketing Relations Manager for ichat, Inc. (now Acuity, Inc.), a provider of web-integrated chat browser and server products. From October 1995 to October 1996, Mr. Bagnall worked as an Internet Consultant, and from July 1994 until October 1995 Mr. Bagnall served as Business Manager for Enter Television, Inc.

  Alex Cavalli, Ph.D., 49, has served as our Chief Development Officer since August 1998. From April 1995 until joining drkoop.com, Dr. Cavalli served as Chief Architect of Tradewave Corporation, an Internet network security company. From January 1992 until April 1995, Dr. Cavalli served as Chief Architect for the Enterprise Integration Project at Microelectronics and Computer Technology Corporation, a research consortium.

  Neal K. Longwill, 44, has served as our Senior Vice President of Sales since May 1998. From May 1980 until joining drkoop.com, Mr. Longwill served in various sales and management positions with Intel Corporation.

  Guy D. MacNeill, 38, has served as our Vice President of Marketing since February 1998. From January 1997 until joining drkoop.com, Mr. MacNeill served as Vice President of Marketing of ichat, Inc. (now Acuity, Inc.). From March 1996 until January 1997, he served as Director of Marketing, and from January 1995 until March 1996, he served as a Senior Product Manager, of Intuit, Inc. While at Intuit, Mr. MacNeill was active in all aspects of product management and marketing for the best selling TurboTax and MacInTax line of desktop and on-line consumer tax preparation products.

  Roy A. Smith, 41, has served as our Chief Technology Officer since January 1998. In November 1996, Mr. Smith founded MarketPlace Consulting, a computer consulting company. From April 1995 until November 1996, Mr. Smith was the founder of Tradewave Corporation, an Internet network security company, and held the following positions: Chief Executive Officer, Vice Chairman and President. From April 1992 until April 1995, Mr. Smith served as Vice President of Microelectronics and Computer Technology Corporation, where he led the development of key information technologies for the National Information Infrastructure (NII) in conjunction with the Defense Advanced Research Projects Agency (DARPA) and the National Institute of Standards and Technology (NIST).

Board Composition

  We currently have eight authorized directors. In accordance with the terms of our restated certificate of incorporation which will become effective upon the closing of this offering, the terms of office of the directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Jeffrey C. Ballowe, Richard D. Helppie, Jr. and Mardian J. Blair, the Class II directors are G. Carl Everett, Jr., John F. Zaccaro and Nancy L. Snyderman, M.D., and the Class III directors are Donald W. Hackett and Dr. C. Everett Koop. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. In addition, our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of drkoop.com.

Board Committees

  The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Messrs. Helppie and Zaccaro.

  The compensation committee of the board of directors determines the salaries and benefits for our employees, consultants, directors and other individuals compensated by our company. The members of the compensation committee are presently Dr. Snyderman and Messrs. Hackett and Zaccaro.

  The Company plans to establish a stock awards committee of the board of directors to administer the 1999 Equity Participation Plan and determine the stock option grants for our employees, consultants, directors and other individuals under this plan. A majority of the members of this committee will be non-employee directors.

Director Compensation

  From and after the completion of this offering, non-employee directors, other than Dr. Koop and Mr. Zaccaro, will receive $1,500 for attendance at each meeting of the board. In addition, those non-employee directors will receive formula stock option grants under our 1999 Equity Participation Plan. This formula feature will provide for the grant of options to purchase 15,000 shares of common stock upon initial appointment to the board of directors and an additional grant of options to purchase 5,000 shares immediately after each annual meeting of stockholders, provided that no such subsequent annual grant will be made if the director was initially appointed within 90-days of the annual meeting. Dr. C. Everett Koop and Mr. Zaccaro will not receive annual formula grants so long as they receive compensation under their respective consulting agreements. All of these options will vest in three equal annual instalments and will have an exercise price equal to fair market value on the date of grant. These options will vest immediately upon a change in control. The 1999 Plan permits additional discretionary option grants to non-employee directors if approved by the full board of directors with the interested director abstaining.

  Each of Dr. C. Everett Koop and Mr. Zaccaro is party to a consulting agreement with us. The compensation payable to them under those agreements includes their service as a director. See "--Agreements with Dr. C. Everett Koop" and "--Other Consulting Agreements with Directors."

  In addition, in 1998 we granted options to Dr. Snyderman and Mr. Helppie in consideration for their services as directors. Dr. Snyderman received an option to purchase 73,500 shares of common stock with an exercise price of $0.30 per share. Mr. Helppie received an option to purchase 45,000 shares of common stock with an exercise price of $0.39 per share. In 1999 we have granted to Messrs. Blair, Everett and Ballowe options to purchase 30,000, 35,000 and 35,000 shares, respectively. Each option has an exercise price of $11.94 per share. As noted above, additional grants may be made in the future. All directors are also reimbursed for their reasonable expenses incurred in connection with attendance at board and committee meetings and on related company business.

Compensation Committee Interlocks And Insider Participation

  Our compensation committee consists of Dr. Snyderman and Messrs. Hackett and Zaccaro. Prior to the offering, all compensation decisions were made by the full board of directors.

  No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. However, Dr. C. Everett Koop is a director of Superior Consultant Holdings Corporation, and Mr. Helppie is the Chairman of the Board and Chief Executive Officer of Superior.

Employment Agreements with Management

  Donald W. Hackett. We are a party to an employment agreement with Donald W. Hackett, dated August 1, 1997. The term of the agreement is three years, although we may, by mutual agreement with Mr. Hackett, extend the agreement for successive one-year terms. Pursuant to the agreement, we are obligated to pay Mr. Hackett an initial annual salary of $195,000. This salary automatically increases by 20% at the end of each of the first three years of the agreement. In addition, Mr. Hackett receives a monthly car allowance of $700 and is eligible for annual discretionary bonuses. In the event Mr. Hackett's employment is terminated without cause or by reason of disability, he would receive a severance payment in an amount equal to his annual base salary. In the event Mr. Hackett resigns or his employment is terminated with cause, he has agreed not to compete with us for a period of 12 months following the cessation of his employment.

  Dennis J. Upah. We are a party to an employment agreement with Dennis J. Upah, dated January 15, 1999. The term of the agreement is three years. Pursuant to the agreement, we are obligated to pay Mr. Upah an annual salary of $140,000 plus an annual bonus of at least $140,000 for the first year of the agreement and $105,000 for the second and third years. In addition, Mr. Upah receives a monthly car allowance of $600. Upon commencement of his employment, Mr. Upah was granted options to purchase 135,000 shares of common stock and, upon closing of this offering, will receive an option to purchase an additional 60,000 shares of our common stock with an exercise price equal to the public offering price set forth on the cover of this prospectus. In the event Mr. Upah's employment is terminated without cause or by reason of disability, each of the options granted under the agreement would vest immediately, and he would receive a severance payment in an amount equal to his annual base salary and annual bonus. Mr. Upah has agreed not to compete with us for a period of 12 months following the cessation of his employment.

  Robert C. Hackett. We are a party to an employment agreement with Robert C. Hackett, dated August 1, 1997. The term of the agreement is three years, although we may, by mutual agreement with Mr. Robert Hackett, extend the agreement for successive one-year terms. Pursuant to the agreement, we are obligated to pay Mr. Robert Hackett an initial annual salary of $165,000. This salary automatically increases by 20% at the end of each of the first three years of the agreement. In addition, Mr. Robert Hackett receives a monthly car allowance of $600 and is eligible for annual discretionary bonuses. In the event Mr. Robert Hackett's employment is terminated without cause or by reason of disability, he would receive a severance payment in an amount equal to his annual base salary. In the event Mr. Robert Hackett resigns or his employment is terminated with cause, he has agreed not to compete with us for a period of 12 months following the cessation of his employment.

  Susan M. Georgen-Saad. We are a party to an employment agreement with Susan
M. Georgen-Saad, dated January 27, 1999. The term of the agreement is two years. Pursuant to the agreement, Ms. Georgen-Saad's initial annual salary of $124,000 was increased to $150,000 on January 1, 1999. In addition,
Ms. Georgen-Saad receives a monthly car allowance of $600 and is eligible for annual discretionary bonuses. Upon commencement of her employment, Ms. Georgen-Saad was granted options to purchase 135,000 shares of common stock and, upon the closing of this offering, Ms. Georgen-Saad will receive an option to purchase an additional 60,000 shares of our common stock with an exercise price equal to the public offering price set forth on the cover of this prospectus. In the event Ms. Georgen-Saad's employment is terminated without cause or by reason of disability, each of the options granted under the agreement would vest immediately, and she would receive a severance payment in an amount equal to one-half her annual base salary. Ms. Georgen-Saad has agreed not to compete with us for a period of 12 months following the cessation of her employment.

  Louis A. Scalpati. We are a party to an employment agreement with Louis A. Scalpati, dated August 1, 1997. The term of the agreement is three years, although we may, by mutual agreement with Mr. Scalpati, extend the agreement for successive one-year terms. Pursuant to the agreement, we are obligated to pay Mr. Scalpati an initial annual salary of $145,000. This salary automatically increases by 20% at the end of each of the first three years of the agreement. In addition, Mr. Scalpati receives a monthly car allowance of $600 and is eligible for annual discretionary bonuses. In the event Mr. Scalpati's employment is terminated without cause or by reason of disability, he would receive a severance payment in an amount equal to his annual base salary. In the event Mr. Scalpati resigns or his employment is terminated with cause, he has agreed not to compete with us for a period of 12 months following the cessation of his employment.

Agreements with Dr. C. Everett Koop

  Name and Likeness Agreement. We are a party to an agreement, dated January 5, 1999 and amended effective as of January 5, 1999, with Dr. C. Everett Koop. The Koop Agreement permits us to use the image, name and likeness of Dr. C. Everett Koop in connection with healthcare-related software services and products. Under the Koop Agreement, our use of Dr. Koop's name, image or likeness is subject to his prior written approval of the resulting products, which may not be unreasonably withheld and which must be rendered within ten working days of our request. Upon his death, these approvals will be made by Dr. Koop's estate. The agreement is exclusive except that it does not prohibit non-profit activities of the Koop Institute. The term of the Koop Agreement is for five years subject to automatic renewal for additional three year terms unless terminated by either party within 120 days of the end of each term. If a voluntary termination is requested by Dr. Koop and is not the result of a breach or default by us, we will have the right on a non-exclusive basis for three years following voluntary termination to rebrand and sell approved products bearing the name, image or likeness of Dr. Koop. If we default in our obligations and do not promptly cure the default, Dr. C. Everett Koop may terminate the Koop Agreement immediately, no rebranding period will apply and we would immediately lose all rights to use Dr. Koop's name and likeness. Dr.
C. Everett Koop may also terminate the Koop Agreement upon a change in control of our company. Any development that would cause Dr. C. Everett Koop to exercise his right to terminate his relationship with us or which otherwise would cause us to lose the benefits of our affiliation with him would have a material adverse effect on our business, results of operation and financial condition.

  As consideration for the Koop Agreement, we are obligated to pay Dr. C. Everett Koop a royalty equal to two percent (2%) of our revenues derived from sales of our current products during the term of the agreement including any rebranding period. In the event any new products are developed in the future, the royalty will be between two percent (2%) and four percent (4%) of revenues as determined by the board of directors. We have agreed with Dr. C. Everett Koop that, when we introduce a personal medical records feature to our users, we will obtain appropriate and fully informed consent from the user in compliance with all applicable laws and regulations and will take reasonable precautions to assure the security of that data. A personal medical records feature is a product which permits our users to store historical personal and healthcare information in a secure portion of our database. The Koop Agreement obligates us to convey to Dr. C. Everett Koop the trademarks "drkoop.com," "Dr. Koop's Community" and "Dr. Koop's Personal Medical Records" upon termination of the Koop Agreement including any rebranding period.

  Consulting Agreement. We are party to a letter agreement with Dr. C. Everett Koop dated October 1, 1997. Under the agreement, which is for a three year term, we paid him $100,000 for the first year ended September 30, 1998, and are obligated to pay him $135,000 in the second year ending September 30, 1999 and

$150,000 in the third year ending September 30, 2000. These amounts represent the cash compensation payable to Dr. Koop for services provided to us as a consultant and director. Dr. Koop has also provided lecture services from time to time for which he has been separately compensated, and he has also been granted stock options to purchase an aggregate of 285,375 shares of common stock with a weighted average exercise price of $0.27 per share. The options vested immediately on the date of grant.

Other Consulting Agreements with Directors

  John F. Zaccaro. We are party to a letter agreement with John F. Zaccaro dated October 1, 1997. Under the agreement, which is for a three year term, we paid him $100,000 for the first year ended September 30, 1998 and are obligated to pay him $135,000 in the second year ending September 30, 1999 and $150,000 in the third year ending September 30, 1999. These amounts represent the cash compensation payable to Mr. Zaccaro for services provided to us as a consultant and director. He has also been granted stock options to purchase an aggregate of 375,375 shares of common stock with a weighted average exercise price of $0.21 per share. Options to purchase 90,000 shares will be fully vested on July 17, 1999. The other options to purchase 285,375 shares of common stock vested immediately on the date of grant.

  Dr. Nancy L. Snyderman. We are a party to an agreement, dated June 1, 1998, with Dr. Nancy Snyderman, a director of our company. The Snyderman Agreement permits us to use the image, name and likeness of Dr. Snyderman in connection with healthcare-related software services and programs. The agreement is exclusive in that Dr. Snyderman may not enter into agreements with companies that directly compete with us, except that Dr. Snyderman may continue to act under any agreements she entered into prior to entering into this agreement. The term of the Snyderman Agreement is for three years subject to automatic renewal for additional three year terms unless terminated by either party within 60 days of the end of a given term. If the voluntary termination is requested by Dr. Snyderman and is not the result of a breach or default by us, we will have the right on a non-exclusive basis for two years following voluntary termination to rebrand approved software services and programs bearing the name, image or likeness of Dr. Snyderman. As consideration for the Snyderman Agreement, we granted to Dr. Snyderman options to acquire 73,500 shares of our common stock with an exercise price of $0.39 per share. The options vested immediately on the date of grant. Our use of Dr. Snyderman's name, image or likeness is also subject to her prior written approval of the resulting programs, which may not be unreasonably withheld and which must be rendered within ten working days of our request.

Executive Compensation

  The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and the two other executive officers of the Company whose annual salary and bonus exceeded $100,000 in 1998 for services rendered in all capacities to us during 1998. We may refer to these officers as our named executive officers in other parts of this prospectus.

In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted for the named executive officers because the aggregate amount of such perquisites and other personal benefits was less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of the named executive officers in 1998. Dennis J. Upah, our Chief Operating Officer, joined drkoop.com in January 1999. His annual salary is $140,000, and he is guaranteed a bonus of at least $140,000 in 1999. Susan M. Georgen-Saad, our Chief Financial Officer, joined drkoop.com in October 1998. Her annual salary is $150,000. In addition, each of Mr. Upah and Ms. Georgen-Saad have been granted significant stock option awards in connection with their employment. See "--Employment Agreements with Management."

  Our board of directors appointed two outside directors and an employee director to our compensation committee on February 24, 1999. Criteria previously established for determining executive bonus compensation, which is expected to be ratified by our compensation committee, includes measurement against predetermined management business objectives and our operating results for the period in review.

                                                                 Long-Term
                                                  Annual       Compensation
                                               Compensation       Awards
                                              -------------- Shares Underlying
         Name and Principal Position           Salary  Bonus      Options
         ---------------------------          -------- ----- -----------------
Donald W. Hackett, President and Chief
 Executive Officer........................... $146,250  --        824,790
Robert C. Hackett, Jr., Executive Vice
 President................................... $144,750  --        186,000
Louis A. Scalpati, Senior Vice President,
 Chief Architect............................. $129,750  --        147,000

Option Grants During the Year Ended December 31, 1998

  The following table sets forth specified information regarding options granted to each of the named executive officers during the year ended December 31, 1998. We have not granted any stock appreciation rights. The options were granted under our Amended and Restated 1997 Stock Option Plan. In general, options granted under the plan vest over four years and expire on the tenth anniversary of the date of grant. The options granted to Donald W. Hackett expire five years after the date of grant. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth.

                           Individual Grants
                         ---------------------
                                                                          Potential Realizable
                                                                                Value At
                                                                             Assumed Annual
                         Number of  % of Total                               Rates of Stock
                         Securities  Options                               Price Appreciation
                         Underlying Granted to                               for Option Term
                          Options   Employees  Exercise Market Expiration ---------------------
  Name                    Granted    in 1998    Price   Price     Date        5%        10%
  ----                   ---------- ---------- -------- ------ ---------- ---------- ----------
Donald W. Hackett.......  390,000       15%      $.33    $.30   3/24/03   $   20,600 $   61,900
Donald W. Hackett.......  434,790       16%      $.33    $.30   4/27/03   $   23,000 $   69,000
Robert C. Hackett,
 Jr. ...................  186,000        7%      $.30    $.30   3/24/08   $   15,400 $   35,100
Louis A. Scalpati.......  147,000        5%      $.30    $.30   3/24/08   $   12,200 $   27,700

  The percentage of total options granted to employees in 1998 shown in the table above is based on options to purchase an aggregate of 2,683,805 shares of common stock granted during the year ended December 31, 1998.

1998 Year-End Option Values

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers at December 31, 1998. None of the named executive officers exercised options to purchase common stock during the year ended December 31, 1998. The value of in-
the-money options is based on the initial public offering price of $   per
share and is net of the option exercise price.

                              Number of Securities
                             Underlying Unexercised     Value of Unexercised
                             Options At December 31,   In-The-Money Options at
                                      1998                December 31, 1998
                            ------------------------- -------------------------
  Name                      Exercisable Unexercisable Exercisable Unexercisable
  ----                      ----------- ------------- ----------- -------------
Donald W. Hackett..........   451,073      618,592
Robert C. Hackett, Jr. ....   403,500       45,000
Louis A. Scalpati..........   400,125       75,000

Stock Option Plans

  Amended and Restated 1997 Stock Option Plan. Our Amended and Restated 1997 Stock Option Plan authorizes the issuance of up to 4,500,000 shares of common stock. To date we have granted options to purchase an aggregate of 4,446,761 shares of common stock to employees, directors and consultants under the

1997 Plan with a weighted average exercise price of $1.33 per share. From and after the completion of this offering, no further options will be granted under the 1997 Plan.

  The board of directors, or a committee thereof, has the power to determine the terms of the options, including the exercise price of the options, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable on such exercise, provided that the exercise price must be at least 100% of fair market value for incentive stock options and not less than 85% of fair market value for nonqualified stock options. Any options must be granted within ten years from the date of the 1997 Plan. Incentive stock options granted to any holder of 10% or more of the combined voting power of all classes of stock must have an exercise price of not less than 110% of fair market value and be exercisable for a term of no more than five years.

  1999 Equity Participation Plan. Our 1999 Equity Participation Plan was adopted by our board of directors in February 1999 as a successor equity plan to our 1997 Plan. The 1999 Plan will become effective upon the completion of this offering and thereafter no further grants will be made under the 1997 Plan. Up to 1,500,000 shares of common stock may be issued under the 1999 Plan.

  The 1999 Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to employees and for the grant of nonstatutory stock options, stock appreciation rights, performance awards, dividend equivalents, stock payments and deferred stock to employees and consultants. The 1999 Plan provides that we cannot issue incentive stock options after February 2009. The 1999 Plan also provides for grants to the non-employee directors of nonstatutory stock options to purchase 15,000 shares of common stock upon initial election to the board of directors and 5,000 shares of common stock annually thereafter (except that no annual grant will be made if the director was first appointed to the board within 90 days of the applicable annual meeting of stockholders). Dr. C. Everett Koop and Mr. Zaccaro will not receive annual formula grants so long as they receive compensation under their respective consulting agreements.

  The 1999 Plan may be administered by the board or a board committee. The administrator has the power to determine the terms of the options or other awards granted, including the exercise price of the options or other awards, the number of shares subject to each option or other award (up to 500,000 per year per participant), the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the administrator has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 Plan without the consent of the holder.

  The exercise price of all incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and other awards granted under the 1999 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the tax code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 Plan may not exceed ten years.

  In the case of restricted stock, unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with our company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement must be the original price paid by the purchaser. The repurchase option will lapse at a rate determined by the administrator.

  Options and other awards granted under the 1999 Plan are generally not transferable by the optionee, and each option and other award is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1999 Plan must generally be exercised within 3 months after the end of optionee's status as an employee, director or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

  The 1999 Plan provides that, in the event of a merger of drkoop.com with or into another corporation, the administrator will have the authority, but not the obligation to accelerate the vesting of each outstanding option and other award, except that options issued to non-employee directors will vest in full upon the closing of such a transaction. Contemporaneously with the closing of this offering, we will grant options to purchase 127,500 shares of common stock to three of our employees in accordance with their employment agreements. The exercise price of these options will be the public offering price disclosed on the cover of this prospectus.

  Registration under the Securities Act. We intend promptly after the completion of this offering to register on Form S-8 all shares of common stock issuable upon exercise of compensatory stock options other than shares which may be resold under Rule 701 without registration.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth specified information with respect to the beneficial ownership of the common stock as of March 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, by:

  (1) each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of the common stock;

  (2) each of our directors;

  (3) each of our named executive officers; and

  (4) all of our directors and executive officers as a group.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The number and percentage of shares beneficially owned are based on 7,255,838 shares of common stock outstanding as of March 31, 1999, assuming conversion of all outstanding shares of preferred stock into common stock and assuming conversion of convertible notes and accrued interest. The number and percentage of shares beneficially owned also assumes that shares of common stock subject to options and other rights that are currently exercisable or exercisable within 60 days of March 31, 1999 are deemed to be outstanding and beneficially owned. The address for those individuals for which an address is not otherwise indicated is: c/o drkoop.com, Inc., 8920 Business Park Drive, Suite 200, Austin, Texas 78759.

                             Shares Beneficially    Shares Beneficially
                                 Owned Prior            Owned After
                             To This Offering(1)      This Offering(1)
                             ---------------------------------------------
  Beneficial Owner             Number     Percent    Number      Percent
  ----------------           ------------ -------------------   ----------
C. Everett Koop, M.D. (1)..     1,017,402       11%

John F. Zaccaro (2)........       657,402        7

Donald W. Hackett (3)......     2,823,361       30

Jeffrey C. Ballowe ........           --         *

Mardian J. Blair (4).......     1,100,078       12

Adventist Health System         1,100,078       12
 Sunbelt Healthcare
 Corporation...............
 111 North Orlando Avenue
 Winter Park, Florida 32789

G. Carl Everett, Jr. ......           --         *

Richard D. Helppie, Jr.
 (5).......................     2,080,422       22

Superior Consultant             2,069,172       22
 Holdings Corporation......
 4000 Town Center, Suite
 1100
 Southfield, Michigan 48075

Nancy L. Snyderman, M.D.
 (6).......................       147,000        2

Robert C. Hackett, Jr.
 (7).......................       493,500        5

Louis A. Scalpati (8)......       550,125        6

All directors and executive
 officers as a group (10
 persons)..................     8,869,290       94

--------


(1) Includes 285,375 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(2) Includes 375,375 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999. The business address of Mr. Zaccaro is 24050 Madison Street, Torrance, California 90505.

(3) Includes 657,271 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(4) Consists of 1,046,271 shares of common stock held by Adventist Health Systems Sunbelt Healthcare Corporation and 53,808 shares of common stock that will be issued to Adventist upon the closing of this Offering. Please see "Certain Transactions." Mr. Blair, a director of drkoop.com, is also the president of Adventist and disclaims beneficial ownership of the shares held by Adventist. Mr. Blair's business address is the same as that of Adventist.

(5) Consists of 1,584,906 shares of common stock held by Superior Consultant Holdings Corporation, 484,266 shares of common stock that will be issued to Superior upon the closing of this offering and 11,250 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999. Please see "Certain Transactions." Mr. Helppie, a director of drkoop.com, is the Chairman of the Board and Chief Executive Officer of Superior and disclaims beneficial ownership of the shares held by Superior. Mr. Helppie's business address is the same as that of Superior.

(6) Consists of 147,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(7) Includes 403,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(8) Includes 400,125 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

                              CERTAIN TRANSACTIONS

Series A Financing

  From March 1, 1998 through April 6, 1998, we issued 247,641 shares of Series A 8% Convertible Preferred Stock to 17 accredited investors for an aggregate purchase price of $742,900. These shares will be converted into 268,691 shares of common stock upon the closing of this offering. Three members of Donald W. Hackett's immediate family purchased 41,802 shares of the stock for an aggregate purchase price of $125,400.

Series B Financing

  On April 28, 1998, we entered into a series of agreements with Superior Consultant Holdings Corporation. Pursuant to the terms of a stock purchase agreement, Superior purchased 1,540,239 shares of our Series B Non-Voting Preferred Stock for a purchase price of $6,000,000. Superior has agreed that these shares will automatically be converted into 1,584,906 shares of common stock upon the closing of this offering. Pursuant to this agreement Superior also acquired the right to have one or more designees appointed to our board of directors. From and after the completion of this offering, we will be obligated to include on our slate for the election of directors one designee of Superior so long as they own not less than 10% of the outstanding common stock. Mr. Hackett, our Chief Executive Officer, has agreed to vote his shares in favor of Superior's designee. As part of this investment transaction, Richard D. Helppie, Jr., Chief Executive Officer of Superior, became a director of drkoop.com. If Superior's designee is other than Mr. Helppie, such person is subject to the approval of our board of directors, which may not be unreasonably withheld. In addition, Dr. C. Everett Koop was appointed a director of Superior. Please see "Management--Compensation Committee Interlocks and Insider Participation."

  In connection with the issuance of the Series B shares, we also entered into an option and put agreement and a registration rights agreement with Superior. Among other things, the option and put agreement gives Superior the right to require us to repurchase their shares at specified times prior to our initial public offering and gave Superior the right to acquire an additional 1,540,239 shares of Series B Preferred Stock (convertible into 1,584,906 shares of common stock) at an exercise price equal to seventy percent (70%) of the fair market value of the underlying shares of common stock on the date of exercise. All substantive provisions of the option and put agreement will be terminated at the closing of this offering in exchange for the issuance of 484,266 shares of common stock to Superior plus 53,808 shares to be issued to Adventist Health System Sunbelt Healthcare Corporation to satisfy an anti-dilution right held by them. The Adventist investment agreement includes a requirement that upon the issuance of any shares to Superior under their option and put agreement, additional shares will be issued to Adventist equal to approximately 9.9 percent of the total combined issuance. No further issuances are due to Adventist under this anti-dilution adjustment provision because it is specific to the Superior option and put agreement. Please see "Description of Securities--Registration Rights" for a summary of the registration rights granted to Superior.

Other Agreements with Superior

  On April 29, 1998, we entered into a service agreement with Superior which contemplates our retention of them on an exclusive basis to provide professional services in connection with consulting and information technology matters, including the construction of our website. The term of the agreement is five years. The service agreement also includes an agreement calling for Superior to recognize at least $3.0 million in professional services revenue from its relationship with us (including specific work for other parties referred by us) during the first year of the relationship. This commitment has been modified to extend the period during which we may generate these revenues to September 1999. During the year ended December 31, 1998, we paid Superior an aggregate of approximately $1.5 million for services under the service agreement. We believe that these services have been provided on terms not less favorable than could have been obtained from an unaffiliated third party. This assessment reflects the determination of our management based on their business experience and other professional services firms engaged by them and is not based on a request for competitive proposals or similar agreements maintained with other parties.

Series C Financing

  On January 29, 1999, we received $3.5 million in cash and acquired 10% of the outstanding stock of HealthMagic, Inc., a subsidiary of Adventist Health System Sunbelt Healthcare Corporation, in exchange for 1,046,271 shares of our Series C convertible preferred stock, which will be converted into an equivalent number of shares of common stock upon the closing of this offering. The parties also entered into related agreements which provide for registration rights and specified transfer restrictions. These agreements called for an Adventist representative, Mr. Mardian J. Blair, to become a director of our company and for us to designate a director of HealthMagic. The right of Adventist to designate a director of drkoop.com will terminate with this offering, although we expect Mr. Blair to continue to serve as a director. To the extent that our board of directors deems it necessary, Mr. Blair abstains from discussions and votes involving Adventist.

HealthMagic Transaction

  On January 29, 1999, we established a technology relationship with HealthMagic, a supplier of applications to Internet companies, whereby we contributed to them our PMR product and received from them a license to use a broad range of Internet technologies, including a web-enabled personal medical record, personalization tools, and security and authentication features. HealthMagic will develop, implement and support these technologies for us. Currently, we expect to deploy these features in the first half of 1999. In addition, on January 29, 1999 we entered into a content subscription and software licensing agreement with Adventist for $500,000. The license fee was fully paid at the execution of the license, and no future payments by Adventist are required. Mardian J. Blair, a director of our company, is president of Adventist.

Other Financing Agreement with Adventist

  On March 3, 1999 we entered into a loan agreement with Adventist. Pursuant to this agreement, Adventist is irrevocably obligated to loan to us the aggregate principal amount of up to $2.0 million at an interest rate of 7% per annum. Upon the closing of this offering, the principal amount borrowed under this agreement and all accrued interest will, solely at Adventist's option, either be due and payable or convert into common stock at a per share price of $18.57. As of March 31, 1999, we had borrowed the full $2.0 million under this agreement.

Hackett Loan Agreement

  From July 1997 through March 1998, Donald W. Hackett loaned the company an aggregate of $216,043. On March 16, 1998, we issued 720,144 shares of common stock to Mr. Hackett in exchange for cancellation of this indebtedness. The conversion price was established by the board of directors based on their assessment of the fair market value of the common stock on the date of conversion.

Agreements with Dr. C. Everett Koop

  We are party to a name and likeness agreement and a consulting agreement with Dr. Koop. For the year ended December 31, 1998 we accrued royalty fees of $855, paid him lecture fees of $95,000 and director's fees of $83,333. Additionally, during such period we reimbursed him for his travel and other expenses incurred on company business in the amount of $9,200. For the year ended December 31, 1997, we paid Dr. Koop $2,200 in connection with certain services he rendered to our company. Please see "Management--Agreements with Dr. C. Everett Koop."

Consulting Agreement with Mr. Zaccaro

  We are party to a consulting agreement with Mr. Zaccaro pursuant to which we paid him $83,333 for the year ended December 31, 1998. Please see "Management-- Other Consulting Agreements with Directors."

Name and Likeness Agreement with Dr. Snyderman

  We are party to a name and likeness agreement with Dr. Snyderman. For the year ended December 31, 1998, she received no cash compensation but was granted options to purchase 73,500 shares of common stock for an exercise price of $0.30 per share, which we believe was not less than fair market value on the date of grant. In addition, Dr. Snyderman was granted options to purchase 73,500 shares of common stock for an exercise price of $0.39 per share as compensation for her services as a director. All of these options vested immediately on the date of grant. Please see "Consulting Agreements with Other Directors."

Promoters of drkoop.com, Inc.

  Each of Dr. Koop, Chairman of the Board, Mr. Zaccaro, Vice Chairman, Mr. Donald Hackett, Chief Executive Officer and President, Mr. Robert Hackett, Executive Vice President, Business Development, and Mr. Scalpati, Senior Vice President, Chief Architect, is a co-founder of drkoop.com and may be deemed a promoter for purposes of the federal securities laws. All material transactions with such persons are described in this section or elsewhere in this prospectus. Please see "Management" and Note 12 to the financial statements.

                           DESCRIPTION OF SECURITIES

  The following description of our capital stock and certain provisions of our restated certificate of incorporation and bylaws are summaries thereof and are qualified by reference to the certificate and the bylaws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

  Upon completion of this offering, our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

  As of March 31, 1999, there were 7,255,838 shares of common stock outstanding and held of record by 25 stockholders, assuming conversion of all outstanding shares of preferred stock and the convertible note payable and accrued interest as set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of drkoop.com the holders of common stock are entitled to receive ratably the net assets of drkoop.com available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

  Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 15,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws."

Convertible Notes and Restated Warrants

  On December 24, 1998, we issued a convertible note payable to a stockholder in the original principal amount of $800,000--$500,000 of which was received in 1998--bearing simple interest at 6% per annum and due December 24, 1999, along with five-year warrants to purchase 13,393 shares of Series C Preferred Stock for an exercise price of $11.95 per share, which will become the right to purchase 13,393 shares of common stock for $11.95 per share upon the closing of this offering. Interest on the notes is payable at maturity. At any time prior to the closing of this offering any unpaid principal and interest may be converted at a conversion price of $11.95 per share.

  On April 9, 1999, we entered into distribution agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company. Under these agreements, we agreed to issue warrants to purchase an aggregate of 310,000 shares of common stock at an exercise price of $21.50 per share.

None of these warrants are exercisable prior to one year after issuance.

Registration Rights

  Pursuant to the terms of the amended and restated investors' rights agreement, after this offering, the holders of approximately 3,249,607 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following an offering of our securities, including this offering. In addition, we have agreed to use our best efforts to provide similar registration rights to the holders of convertible promissory notes in the event holders convert the notes into shares of common stock. Please see "Shares Eligible for Future Sale."

Anti-Takeover Effects of Provisions Of Delaware Law and Our Certificate of Incorporation and Bylaws

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of Delaware law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to drkoop.com and, accordingly, may discourage attempts to acquire us.

  In addition, some provisions of the certificate and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

  Board of Directors. Our board of directors will be divided into three classes of directors serving staggered three year terms. The certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. Accordingly, even if a stockholder brings a successful proxy fight, he would likely only be able to elect a minority of our board of directors at any one annual meeting.

  Stockholder Action; Special Meeting of Stockholders. The certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, by a committee of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the board of directors or chairman, stockholders may take no action between annual meetings.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year's proxy statement, then a proposal shall be received no later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

  Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the drkoop.com by means of a proxy contest, tender offer, merger or otherwise.

  Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. drkoop.com has provisions in its certificate and bylaws which require a super-majority vote of the stockholders to amend, revise or repeal anti-takeover provisions.

Limitation of Liability and Indemnification Matters

  The certificate of incorporation provides that, except to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws.

  Section 145 of the Delaware corporate law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  arising under Section 174 of the Delaware corporate law; or

  . for any transaction from which the director derived an improper personal benefit.

  Delaware law provides further that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware corporate law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was an employee, director or officer of drkoop.com or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

  We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in the bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

Transfer Agent And Registrar

  Upon the closing of this offering, the transfer agent and registrar for the common stock will be American Stock Transfer Trust Company.

Listing

  We have applied to have our common stock admitted for quotation on the Nasdaq National Market under the symbol "KOOP."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities. See "Risk Factors-- There will be a Significant Number of Shares Eligible for Future Sale."

  Upon the closing of this offering, we will have an aggregate of     shares of
common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by "affiliates" (as that term is defined in Rule 144 promulgated under the Securities Act) may only be sold in compliance with
the limitations described below. The remaining     shares of common stock will
be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  Number
 of Shares                                 Date
 ---------                                 ----
           After the date of this prospectus

           Upon the filing of a registration statement to register for resale shares of common stock issuable upon the exercise of options granted under drkoop.com, stock option plan

           At various times after 90 days from the date of this prospectus
           (Rule 144)

           After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)

           At various times after 180 days from the date of this prospectus
           (Rule 144)

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding
shares of common stock (approximately    shares immediately after this
offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

  Our directors and officers and certain stockholders who hold     shares in
the aggregate, together with the holders of options to purchase     shares of
common stock and the holders of warrants to purchase     shares of common
stock, have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this Prospectus. Please see "Underwriting."

  We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except that we may issue, and grant options to purchase, shares of common stock under the 1999 Equity Participation Plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Risk Factors--There will be a Significant Number of Shares Eligible for Future Sale."

  Following this offering, holders of     shares of outstanding common stock
will have demand registration rights with respect to their shares of common stock (subject to the 180-day lock-up arrangement described above) to require us to register their shares of common stock under the Securities Act, and they will have certain rights to participate in any future registration of our securities. We are not required to effect more than an aggregate of three demand registrations on behalf of such holders. These holders are subject to lock-up periods of not more than 180 days following the date of this prospectus or any subsequent prospectus. In addition, we have agreed to use our best efforts to provide similar registration rights to the holders of convertible promissory notes in the event the holders convert the notes into shares of common stock. The notes are convertible into an aggregate of up to 188,476 shares of common stock. See "Description of Securities--Registration Rights." We also plan to register all shares issuable under our stock option plans on Form S-8 or to otherwise permit the resale of those shares in reliance on Rule 701 under the Securities Act.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement among the underwriters and drkoop.com, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., William Blair & Company, L.L.C. and Wit Capital Corporation as e-Manager(TM), has severally agreed to purchase from drkoop.com the aggregate number of shares of common stock set forth opposite its name below:

                                                                        Number
      Underwriter                                                      of Shares
      -----------                                                      ---------
   Bear, Stearns & Co. Inc. ..........................................
   William Blair & Company, L.L.C. ...................................
   Wit Capital Corporation............................................
                                                                          ---
     Total............................................................
                                                                          ===

  The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

  The underwriters propose to offer the shares of common stock directly to the public at the "public offering price" set forth on the cover page of this
prospectus and at such price less a concession not in excess of $    per share
of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and such dealers may
reallow, concessions not in excess of $    per share of common stock to certain
other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The underwriters, at the request of drkoop.com, have reserved for sale at the
initial public offering price up to      shares of common stock to registered
users of drkoop.com's website who express an interest in purchasing such shares. The sale of such shares will be made by Wit Capital acting as e-Manager(TM) in the offering. Purchases of the reserved shares are to be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities. Any reserved shares not purchased by registered users of our website will be offered by the underwriters on the same basis as other shares offered hereby. The prospectus in electronic format is being made available on an Internet website maintained by Wit Capital Corporation.

  We have granted a 30-day over-allotment option to the underwriters to
purchase up to an aggregate of     additional shares of our common stock
exercisable at the "public offering price" less the "underwriting discounts and commissions," each as set forth on the cover page of this prospectus. If the underwriters exercise such option in whole or in part, then each of the underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.

  The following table summarizes the compensation to be paid to the underwriters by us and the expenses payable by us.

                                                             Total
                                                 -----------------------------
                                            Per     Without          With
                                           Share Over-allotment Over-allotment
                                           ----- -------------- --------------
Underwriting discounts and commissions
 paid by us............................... $          $              $
Expenses payable by us.................... $          $              $

  The underwriters, at the request of drkoop.com, have reserved for sale at the
initial public offering price up to     percent of the shares of common stock
to be sold in this offering for sale to our employees of        and its
affiliates, and to their associates and related persons. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

  The underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

  The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make in respect thereof.

  Our directors and officers and certain stockholders who hold     shares in
the aggregate, together with the holders of options to purchase     shares of
common stock and the holders of warrants to purchase     shares of common
stock, have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus.

  In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock except for the shares of common stock offered hereby and the shares of common stock issuable upon exercise of outstanding options and warrants.

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in such negotiations will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of this offering and the prices of similar securities of generally comparable companies. We have applied for approval for the quotation of our common stock on the Nasdaq National Market, under the symbol "KOOP." There can be no assurance, however, that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public markets subsequent to this offering at or above the initial offering price. Please see "Risk Factors--The liquidity of our common stock is uncertain since it has not been publicly traded."

  In order to facilitate this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  A relative of a person associated with one of the underwriters entered into a loan agreement in March 1999 to purchase promissory notes in the principal amount of $500,000. The loan agreement contains substantially the same terms and conditions as the loan agreements entered into by other investors.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for drkoop.com, Inc. by Latham & Watkins, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The financial statements for drkoop.com, Inc. as of December 31, 1997 and 1998 and for the period from July 17, 1997 (date of inception) to December 31, 1997, the year ended December 31, 1998, and the cumulative period from July 17, 1997 (date of inception) to December 31, 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of that firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

  You may read and copy all or any portion of the registration statement or any other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (http://www.sec.gov).

  As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                drkoop.com, Inc.

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Report of Independent Accountants.........................................  F-2

Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999, actual
 (unaudited) and pro forma (unaudited)....................................  F-3

Statements of Operations for the period from July 17, 1997 (date of inception) to December 31, 1997, the year ended December 31, 1998, the cumulative period from July 17, 1997 (date of inception) to December 31,
 1998, and the three months ended March 31, 1998 (unaudited) and 1999
 (unaudited)..............................................................  F-4

Statements of Changes in Stockholders' Deficit for the period from July
 17, 1997 (date of inception) to December 31, 1997, the year ended
 December 31, 1998, and the three months ended March 31, 1999
 (unaudited)..............................................................  F-5

Statements of Cash Flows for the period from July 17, 1997 (date of inception) to December 31, 1997, the year ended December 31, 1998, the cumulative period from July 17, 1997 (date of inception) to December 31,
 1998, and the three months ended March 31, 1998 (unaudited) and 1999
 (unaudited)..............................................................  F-6

Notes to Financial Statements.............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders drkoop.com, Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' deficit and cash flows listed in the index on page F-1 of this Form S-1 Registration Statement present fairly, in all material respects, the financial position of drkoop.com, Inc., a development stage enterprise ("the Company"), at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from July 17, 1997 (date of inception) to December 31, 1997, for the year ended December 31, 1998, and the cumulative period from July 17, 1997 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception, which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICEWATERHOUSECOOPERS LLP

Austin, Texas
March 4, 1999
                                drkoop.com, Inc.

                        (A Development Stage Enterprise)

                                 Balance Sheets

                                December 31,             March 31, 1999
                           -----------------------  --------------------------
                             1997         1998         Actual      Pro Forma
                           ---------  ------------  ------------  ------------
                                                           (unaudited)
Assets
Current assets:
  Cash and cash
   equivalents............ $   7,586  $        303  $  2,021,273  $  2,021,273
  Accounts receivable.....       --         40,531       405,725       405,725
  Employee receivables....       --          4,130         2,630         2,630
  Prepaids and other......       --         17,500       108,940       108,940
                           ---------  ------------  ------------  ------------
    Total current assets..     7,586        62,464     2,538,568     2,538,568
Equipment, furniture and
 fixtures, net............    35,204       306,539       389,745       389,745
Investment in affiliate...       --            --      5,000,000     5,000,000
Intangible, net...........       --            --      3,777,778     3,777,778
Other assets..............       --         11,373        11,373        11,373
                           ---------  ------------  ------------  ------------
    Total assets.......... $  42,790  $    380,376  $ 11,717,464  $ 11,717,464
                           =========  ============  ============  ============
Liabilities and
 Stockholders' Equity
 (Deficit)
Current liabilities:
  Accounts payable........ $  57,747  $    804,459  $    860,437  $    860,437
  Accrued liabilities.....    61,993       519,800     1,327,090     1,315,248
  Related party payables..   537,308     1,193,125       104,049       104,049
  Deferred revenue........       --            --        544,372       544,372
  Convertible notes
   payable to
   stockholders, net of
   discount of $49,439 and
   $59,326 at December 31,
   1998 and March 31,
   1999...................       --        450,561     2,740,674           --
                           ---------  ------------  ------------  ------------
    Total current
     liabilities..........   657,048     2,967,945     5,576,622     2,824,106
Commitments and
 contingencies (Note 6)...       --            --            --            --
Mandatorily redeemable
 convertible (Series B)
 preferred stock;
 liquidation preference of
 $2,998,408 (Note 8)......       --     12,835,650    30,296,306           --
Stockholders' equity
 (deficit):
  Convertible preferred
   stock: $0.001 par
   value; 15,000,000
   shares authorized:
   Series A 300,000 shares
    designated; 247,641
    shares issued and
    outstanding;
    liquidation preference
    of $790,639 and
    $805,498 (unaudited)
    at December 31, 1998
    and March 31, 1999....       --            248           248           --
   Series C 1,200,000
    shares designated:
    1,046,271 shares
    issued and outstanding
    (unaudited);
    liquidation preference
    of $12,440,162........       --            --          1,046           --
  Common stock: $0.001 par
   value; 15,000,000
   shares authorized;
   2,700,000 and 3,420,144
   shares issued and
   outstanding in 1997 and
   1998, 3,642,221
   (unaudited) and
   7,255,838 (unaudited)
   shares at March 31,
   1999, actual and
   proforma...............     2,700         3,420         3,642         7,256
  Additional paid-in
   capital................     6,300           --            --     33,105,828
  Deferred stock
   compensation...........       --       (252,017)   (2,475,039)   (2,475,039)
  Amounts receivable from
   common stockholders....    (1,300)          --            --            --
  Accumulated deficit.....  (621,958)  (15,174,870)  (21,685,361)  (21,744,687)
                           ---------  ------------  ------------  ------------
    Total stockholders'
     equity (deficit).....  (614,258)  (15,423,219)  (24,155,464)    8,893,358
                           ---------  ------------  ------------  ------------
    Total liabilities and
     stockholders' equity
     (deficit)............ $  42,790  $    380,376  $ 11,717,464  $ 11,717,464
                           =========  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                drkoop.com, Inc.

                        (A Development Stage Enterprise)

                            Statements of Operations

                                                      Cumulative
                          Period from      Year      Period from     Three Months Ended
                          Inception to    Ended      Inception to        March 31,
                          December 31, December 31,  December 31,  -----------------------
                              1997         1998          1998        1998         1999
                          ------------ ------------  ------------  ---------  ------------
                                                                        (unaudited)
Revenues:
  Content subscription
   and software
   license..............   $      --   $     27,000  $     27,000  $     --   $    216,216
  Advertising and
   sponsorship..........          --         15,470        15,470        --        187,526
  Other.................          --            264           264        --            473
                           ----------  ------------  ------------  ---------  ------------
                                  --         42,734        42,734        --        404,215
                           ----------  ------------  ------------  ---------  ------------
Operating expenses:
  Production, content
   and product
   development..........      460,629     4,448,125     4,908,754    283,716     1,034,654
  Sales and marketing...          --      2,008,372     2,008,372    165,927     2,048,090
  General and
   administrative.......      161,329     2,616,883     2,778,212    259,244     1,177,114
                           ----------  ------------  ------------  ---------  ------------
    Total operating
     expenses...........      621,958     9,073,380     9,695,338    708,887     4,259,858
                           ----------  ------------  ------------  ---------  ------------
Loss from operations....     (621,958)   (9,030,646)   (9,652,604)  (708,887)   (3,855,643)
Interest income
 (expense)..............          --         33,646        33,646        --        (30,922)
                           ----------  ------------  ------------  ---------  ------------
  Net loss..............     (621,958)   (8,997,000)   (9,618,958)  (708,887)   (3,886,565)
Accretion of redeemable
 securities to fair
 value..................          --     (8,715,650)   (8,715,650)       --    (17,460,656)
                           ----------  ------------  ------------  ---------  ------------
Loss attributable to
 common stockholders....   $ (621,958) $(17,712,650) $(18,334,608) $(708,887) $(21,347,221)
                           ==========  ============  ============  =========  ============
Net loss per share--
 basic and diluted......   $     (.23) $      (5.47) $      (5.99) $    (.25) $      (6.23)
                           ==========  ============  ============  =========  ============
Shares used in per share
 calculations--basic and
 diluted................    2,700,000     3,240,108     3,060,072  2,812,022     3,427,547
                           ==========  ============  ============  =========  ============
Pro forma net loss per
 share--basic and
 diluted (unaudited)....               $      (1.86)                          $       (.59)
                                       ============                           ============
Shares used in pro forma
 calculations--basic and
 diluted (unaudited)....                  4,844,268                              6,538,939
                                       ============                           ============



   The accompanying notes are an integral part of these financial statements.

                               drkoop.com, Inc.
                       (A Development Stage Enterprise)
                Statements of Changes in Stockholders' Deficit

  For the Period from Inception to December 31, 1997, the Year Ended December
     31, 1998, and the Three Months Ended March 31, 1999 (Unaudited)

                                                                                   Amounts
                    Preferred Stock    Common Stock   Additional     Deferred     Receivable
                    ---------------- ----------------   Paid-in       Stock      from Common  Accumulated
                     Shares   Amount  Shares   Amount   Capital    Compensation  Stockholders   Deficit        Total
                    --------- ------ --------- ------ -----------  ------------  ------------ ------------  ------------
Issuance of common
stock in July 1997
to founders for
cash and other
consideration.....        --  $  --  2,700,000 $2,700 $     6,300  $       --      $(1,300)   $        --   $      7,700
Net loss..........        --     --        --     --          --           --          --         (621,958)     (621,958)
                    --------- ------ --------- ------ -----------  -----------     -------    ------------  ------------
Balance at
December 31,
1997..............        --     --  2,700,000  2,700       6,300          --       (1,300)       (621,958)     (614,258)
Issuance of Series
A preferred stock
for cash,
net of issuance
costs of $6,232...    210,300    210       --     --      624,456          --          --              --        624,666
Issuance of Series
A preferred stock
for services......     37,341     38       --     --      111,987          --          --              --        112,025
Issuance of
options to Series
B stockholders....        --     --        --     --    1,880,000          --          --              --      1,880,000
Issuance of common
stock upon
conversion of
stockholder note
payable...........        --     --    720,144    720     215,323          --          --              --        216,043
Payment received
on amounts
receivable from
common
stockholders......        --     --        --     --          --           --        1,300             --          1,300
Deferred stock
compensation......        --     --        --     --      272,233     (272,233)        --              --            --
Amortization of
deferred stock
compensation......        --     --        --     --          --        20,216         --              --         20,216
Issuance of
warrant to
convertible note
holder............        --     --        --     --       49,439          --          --              --         49,439
Accretion of
redeemable
securities to fair
value.............        --     --        --     --   (3,159,738)         --          --       (5,555,912)   (8,715,650)
Net loss..........        --     --        --     --          --           --          --       (8,997,000)   (8,997,000)
                    --------- ------ --------- ------ -----------  -----------     -------    ------------  ------------
Balance at
December 31,
1998..............    247,641    248 3,420,144  3,420         --      (252,017)        --      (15,174,870)  (15,423,219)
Issuance of Series
C preferred stock
for cash and
investment
(unaudited).......  1,046,271  1,046       --     --   12,498,954          --          --              --     12,500,000
Amortization of
deferred stock
compensation
(unaudited).......        --     --        --     --          --        72,739         --              --         72,739
Issuance of
warrant to
convertible note
holder
(unaudited).......        --     --        --     --       29,663          --          --              --         29,663
Exercise of stock
options
(unaudited).......        --     --    222,077    222      12,352          --          --              --         12,574
Deferred stock
compensation
(unaudited).......        --     --        --     --    2,295,761   (2,295,761)        --              --            --
Accretion of
redeemable
securities to fair
value
(unaudited).......        --     --        --     --  (14,836,730)         --          --       (2,623,926)  (17,460,656)
Net loss
(unaudited).......        --     --        --     --          --           --          --       (3,886,565)   (3,886,565)
                    --------- ------ --------- ------ -----------  -----------     -------    ------------  ------------
Balance as of
March 31, 1999
(unaudited).......  1,293,912 $1,294 3,642,221 $3,642 $       --   $(2,475,039)    $   --     $(21,685,361) $(24,155,464)
                    ========= ====== ========= ====== ===========  ===========     =======    ============  ============

  The accompanying notes are an integral part of these financial statements.

                                drkoop.com, Inc.

                        (A Development Stage Enterprise)

                            Statements of Cash Flows

                                                    Cumulative
                        Period from      Year      Period from    Three Months Ended
                        Inception to    Ended      Inception to        March 31,
                        December 31, December 31,  December 31,  ----------------------
                            1997         1998          1998        1998        1999
                        ------------ ------------  ------------  ---------  -----------
                                                                      (unaudited)
Operating Activities:
  Net loss.............  $(621,958)  $(8,997,000)  $(9,618,958)  $(708,887) $(3,886,565)
  Depreciation and
   amortization........      6,941        64,090        71,031       5,036      258,631
  Amortization of
   deferred stock
   compensation........        --         20,216        20,216         --        72,739
  Interest accretion on
   convertible note
   payable to
   stockholders........        --            --            --          --        19,776
  Stock issued for
   services............      2,000       112,025       114,025         --           --
  Changes in assets and
   liabilities:
    Accounts
     receivable........        --        (40,531)      (40,531)        --      (365,194)
    Employee
     receivables.......        --         (4,130)       (4,130)       (500)       1,500
    Prepaids and other
     current assets....        --        (17,500)      (17,500)     (7,264)     (91,440)
    Other assets.......        --        (11,373)      (11,373)        --           --
    Accounts payable...     57,747       746,712       804,459      75,416       55,978
    Accrued expenses...     61,993       457,807       519,800     158,150      807,290
    Related party
     payable...........    537,308       871,860     1,409,168     (23,783)  (1,089,076)
    Deferred revenue...        --            --            --          --       544,372
                         ---------   -----------   -----------   ---------  -----------
      Cash provided by
       (used in)
       operating
       activities......     44,031    (6,797,824)   (6,753,793)   (501,832)  (3,671,989)
                         ---------   -----------   -----------   ---------  -----------
Investing Activities:
  Purchase of
   equipment, furniture
   and fixtures........    (42,145)     (335,425)     (377,570)    (29,030)    (119,615)
                         ---------   -----------   -----------   ---------  -----------
      Cash used in
       investing
       activities......    (42,145)     (335,425)     (377,570)    (29,030)    (119,615)
                         ---------   -----------   -----------   ---------  -----------
Financing Activities:
  Proceeds from
   issuance of
   convertible note
   payable to
   stockholder.........        --        500,000       500,000         --     2,300,000
  Proceeds from
   issuance of
   preferred stock,
   net.................        --      6,624,666     6,624,666     518,680    3,500,000
  Proceeds from
   issuance of common
   stock, net..........      5,700           --          5,700         --        12,574
  Repayment of
   stockholder
   payables............        --          1,300         1,300         --           --
                         ---------   -----------   -----------   ---------  -----------
  Cash provided by
   financing
   activities..........      5,700     7,125,966     7,131,666     518,680    5,812,574
                         ---------   -----------   -----------   ---------  -----------
Increase (decrease) in
 cash and cash
 equivalents...........      7,586        (7,283)          303     (12,182)   2,020,970
Cash and cash
 equivalents at
 beginning of period...        --          7,586           --        7,586          303
                         ---------   -----------   -----------   ---------  -----------
Cash and cash
 equivalents at end of
 period................  $   7,586   $       303   $       303   $  (4,596) $ 2,021,273
                         =========   ===========   ===========   =========  ===========

   The accompanying notes are an integral part of these financial statements.

                                drkoop.com, Inc.

                        (A Development Stage Enterprise)

                         Notes to Financial Statements

1. Organization and Basis of Presentation

   drkoop.com, Inc. (formerly Empower Health Corporation and Personal Medical Records, Inc.) ("the Company"), a Delaware corporation, was incorporated on July 17, 1997 (date of inception). The Company's name as of March 4, 1999 was Empower Health Corporation, a Texas corporation. The Company is in the process of reincorporating in the State of Delaware as drkoop.com, Inc. This change has been reflected in the financial statements. The Company operates an Internet-based consumer healthcare network, consisting of an interactive website providing consumers with healthcare information and services, as well as affiliate relationships with portals, other websites, local healthcare organizations and traditional media outlets.

   The Company has sustained losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to raise additional financing through public or private equity financings, establish profitable operations, enter into collaborative or other arrangements with corporate sources, or secure other sources of financing to fund operations. During 1998, the Company received cash and services of approximately $6.7 million through the issuance of preferred stock. In January 1999, the Company received approximately $4.3 million through transactions which included the issuance of preferred stock, convertible debt and warrants. Additionally, the Company has received loan commitments from a preferred stockholder and new investors to finance anticipated working capital requirements up to $5.5 million.

   Management intends to raise working capital through additional equity and/or debt financings in the near future. If anticipated financing transactions and operating results are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company. Nevertheless, these matters raise substantial doubt about the Company's ability to continue as a going concern. This uncertainty will be mitigated if the Company successfully completes the initial public offering of its common stock which it is pursuing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's on-line service brands, the rejection of the Company's services by Internet consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its on-line services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

2. Summary of Significant Accounting Policies

   Development Stage Enterprise

   For the period from inception through December 31, 1998, the Company was a development stage enterprise, as planned principal operations had not yet begun to generate significant revenue. In its development stage, all pre-operating costs have been expensed as incurred.

   Interim Financial Statements (Unaudited)

   The financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 1998. Such interim financial statements have been prepared in conformity with
                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

   the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

   Unaudited Pro Forma Information

   In conjunction with the Company's anticipated initial public offering, all of the Company's outstanding convertible preferred stock and convertible notes payable to stockholders will be converted into shares of common stock. The pro forma effect of these conversions has been reflected in the accompanying unaudited pro forma balance sheet assuming the conversion had occurred on March 31, 1999. Original issue discount representing the unamortized portion of the value attributed to the warrants on such convertible notes amounting to approximately $59,000 has been charged to accumulated deficit (interest expense) as of the assumed date of conversion.

   Cash Equivalents
   Highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

   Equipment, Furniture and Fixtures

   Equipment, furniture and fixtures are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Upon disposal, the Company removes the asset and the accumulated depreciation from its records and recognizes the related gain or loss in the results of operations.

   Revenue Recognition

   Advertising revenues are derived principally from short-term advertising contracts in which the Company typically guarantees a minimum number of impressions or pages to be delivered to users over a specified period of time for a fixed fee. Advertising revenues are recognized ratably as impressions or pages are delivered, provided that no significant obligations remain. To the extent that minimum guaranteed page deliveries are not met, the Company defers recognition of the corresponding revenues until the guaranteed page deliveries are achieved. In advertising arrangements in which the Company is deemed to bear all material economic risks, revenues are recorded at gross, with commissions stated separately as selling expense. In advertising arrangements in which the Company is not deemed to bear material economic risks, revenues are recorded net of commissions.

   Sponsorship revenues are derived principally from contracts in which the Company commits to provide sponsors enhanced promotional opportunities beyond traditional banner advertising. Sponsorship agreements typically include the delivery of impressions, exclusive relationships and the design and development of customized features designed to enhance the promotional objective of the sponsor. The portion of sponsorship revenues related to the delivery of impressions are recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations remain. To the extent that minimum guaranteed page deliveries are not met, the Company defers recognition of the corresponding revenue until the guaranteed page deliveries are achieved.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

   Content subscription and software license revenues are derived from contracts under the Dr. Koop Community Partner Program with local affiliates such as healthcare providers and third party payor organizations. Sales of software licenses to Community Partner Program affiliates are recognized as revenue upon shipment of the software, provided that the portion of the contract allocated to the software license is based upon vendor specific objective evidence of fair value, and collectibility is probable. Content subscription revenue is recognized ratably over the term of the Community Partner Program contract, generally ranging from twelve to thirty-six months.

   Revenues from barter transactions are recorded at the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given, whichever is a more clearly evident measure of fair value of the transaction. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's websites. Barter expense is recognized when the Company's advertisements are run on other companies' websites, which is typically in the same period when the related barter revenue is recognized. For the quarter ended March 31, 1999, barter transactions represented 13% of total revenues from continuing operations, respectively.

   Transactional revenues are derived primarily from sales of pharmacy and insurance products. The Company earns transaction fees and recognizes revenue at the time the related referred sale occurs.

Production, Content and Product Development Expense

   Production, content and product development expenses consist primarily of salaries and benefits, consulting fees and other costs related to content acquisition and licensing, software development, application development and website operations. These costs are expensed as incurred.

   Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" issued by the Financial Accounting Standards Board requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. To date, costs incurred following the establishment of technological feasibility, but prior to general release, have been insignificant.

  Advertising

  Advertising costs are expensed as incurred. Advertising expense for the period from inception to December 31, 1997 and for the year ended December 31, 1998 were $0 and $1,140,000, respectively.

  Stock-Based Compensation

  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company accounts for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

  Income Taxes

  The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation of equipment, furniture and fixtures.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)


  Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from the estimates.

  Net Loss Per Share

  Basic net loss per common share and diluted net loss per common share are presented in conformity with SFAS No. 128, "Earnings Per Share," for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  In accordance with SFAS No. 128, basic net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Because the Company has incurred net losses since inception, the effect of all common stock equivalent shares (2,702,983 common equivalent shares as of December 31, 1998) is anti-dilutive; therefore basic and diluted loss per share are equivalent. Basic pro forma net loss per common share, as presented in the statement of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible and convertible redeemable preferred stock and the convertible note payable to stockholder and to common stock issued subsequent to December 31, 1998 to satisfy in full a purchase option and anti-dilution right held by a stockholder (using the if-converted method) from the original date of issuance.

  The numerator in the pro forma net loss per share calculation is equivalent to net loss. The denominator in the pro forma net loss per share calculation is comprised of the following weighted average shares:

                                                        December 31, March 31,
                                                            1998       1999
                                                        ------------ ---------
   Weighted average number of common shares
    outstanding........................................  3,240,108   3,427,547
   Effect of convertible securities:
   Convertible preferred stock.........................  1,280,513   2,562,736
   Common stock issued to satisfy purchase option and
    anti-dilution right held by a stockholder..........    322,844     484,266
   Convertible notes payable and interest payable to
    stockholders.......................................        803      64,390
                                                         ---------   ---------
     Shares used in pro forma calculation..............  4,844,268   6,538,939
                                                         =========   =========

  New Accounting Pronouncements


  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative
   Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently does not engage or plan to engage in derivative instruments or hedging activities.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

4. Equipment, Furniture and Fixtures, Net

  Equipment, furniture and fixtures are comprised of the following at December
   31, 1997 and 1998, and March 31, 1999:

                                                    December 31,
                                                  -----------------   March 31,
                                                   1997      1998       1999
                                                  -------  --------  -----------
                                                                     (unaudited)
   Computer equipment............................ $42,145  $324,695   $ 403,221
   Furniture and fixtures........................     --     40,144      81,869
   Leasehold improvements........................     --     12,264      12,096
                                                  -------  --------   ---------
                                                   42,145   377,103     497,186
   Accumulated depreciation......................  (6,941)  (70,564)   (107,441)
                                                  -------  --------   ---------
                                                  $35,204  $306,539   $ 389,745
                                                  =======  ========   =========

  Depreciation expense of $6,941 and $64,090 for the period from inception to December 31, 1997 and the year ended December 31, 1998, respectively, is included in the statements of operations.

5. Convertible Notes Payable to Stockholders

  On December 24, 1998, the Company issued a convertible note payable to a stockholder in the amount of $800,000, of which $500,000 was received at closing and $300,000 was received on January 11, 1999. The note, which is payable December 24, 1999, bears interest at 6% and is subordinated to senior indebtedness of the Company, if any. The principal and accrued interest of the note is convertible, at the option of the holder and until such time as the Company closes a firm commitment for an underwritten public offering, into Series C preferred stock, at a conversion price of $11.95 per share.

  In connection with the convertible note payable, the Company issued stock purchase warrants to acquire the number of Series C preferred stock shares equating to twenty percent of the face amount of the note divided by the exercise price. At December 31, 1998, warrants to acquire 8,371 shares of a total of 13,393 shares were deemed outstanding based upon the cash received as of that date. Warrants for the remaining 5,022 shares were deemed outstanding upon funding of the remaining $300,000 in January 1999. The exercise price is $11.95 per share, subject to anti-dilution provisions. The warrants expire December 24, 2003.

  The proceeds from the note payable have been allocated to the note and the warrants based upon the relative fair values of the instruments. The warrants are recorded at a fair value of $5.91 per warrant which is calculated at the time of issuance using the Black-Scholes option-pricing model with the following weighted average assumptions: zero dividend yield;
   0.5 volatility; risk-free interest rate of 4.9%; and expected life of 5 years. The amount allocated to the warrants is recognized as original issue discount and amortized, using the interest method, over the term of the related indebtedness.

  On March 3, 1999, the Company issued a convertible note payable to a stockholder in the amount of $2,000,000, the proceeds of which were received on March 30, 1999. The note, which is payable March 5, 2000, bears interest at 7%, and is subordinated to all senior indebtedness of the Company, if any. The principal and accrued interest of the note is convertible, at the option of the holder and until such time as the Company closes a firm commitment for an underwritten public offering, into common stock, at a conversion price of $18.57 per share.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)


6. Commitments and Contingencies

  Leases

  The Company is obligated through December 31, 2000 under operating lease agreements covering certain facilities and computer equipment.

  Future minimum payments for all noncancelable operating leases with initial terms of one year or more consist of the following at December 31, 1998:

                                                                       Operating
                                                                        Leases
                                                                       ---------
     Fiscal Year
     1999............................................................. $252,236
     2000.............................................................  206,630
                                                                       --------
      Total minimum lease payments.................................... $458,866
                                                                       ========

  Rental expense for the period from inception to December 31, 1997 and for the year ended December 31, 1998 was $11,855 and $131,298, respectively.

  Legal Matters

  Subsequent to December 31, 1998, the Company paid $99,000 to settle a legal matter in which a former contractor of the Company claimed breach of contract. This amount was accrued by the Company as of December 31, 1998.

  On April 12, 1999, a civil complaint was filed against the Company attempting to allege, among other things, fraud and breach of contract regarding a terminated consulting arrangement and seeking recovery of damages of $4 million, punitive damages exceeding $5 million, attorney's fees and an injunction prohibiting the Company from offering stock for sale to the public unless and until it recognizes plaintiff's claim to options to acquire 93,000 shares of the Company's common stock alleged to be owed under the consulting agreement. The Company believes that the claims are without merit and intends to defend this lawsuit vigorously.

  Other Matters

  The Company has a contingent liability resulting from a preferred stockholder's right to require the Company to repurchase its shares. That stockholder also has an option to acquire shares at a 30% discount. The Company also has a consulting services purchase commitment with that stockholder. As disclosed in Note 8, the preferred stockholder has agreed to terminate the option and put agreements upon the completion of a specified offering, in exchange for 484,266 shares of common stock.

7. Income Taxes

  The Company did not incur any income taxes for the period from July 17, 1997
   (inception) to December 31, 1997 and for the year ended December 31, 1998 as a result of operating losses.

  As of December 31, 1998, the Company had federal net operating loss carryforwards of approximately $9,189,000. These net operating loss and tax credit carryforwards will expire from 2012 through 2019 if not utilized.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

  Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

  Significant components of the Company's deferred taxes as of December 31, 1997 and December 31, 1998 are as follows:

                                                     December 31, December 31,
                                                         1997         1998
                                                     ------------ ------------
     Deferred tax assets (liabilities):
       Depreciable assets...........................  $     810   $    (7,585)
       Tax carryforwards............................    208,600     3,124,200
       Accrued liabilities..........................        --        142,800
                                                      ---------   -----------
     Net deferred tax assets........................    209,410     3,259,415
                                                      ---------   -----------
     Valuation allowance for net deferred tax
      asset.........................................   (209,410)   (3,259,415)
                                                      ---------   -----------
     Net deferred taxes.............................  $     --    $       --
                                                      =========   ===========

  The Company has established valuation allowances equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $3,050,000 during the year ended December 31, 1998.

  The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of permanent differences and the increase in the valuation allowance.

8. Mandatorily Redeemable Convertible (Series B) Preferred Stock

  The Company has authorized various classes of preferred stock, up to a maximum of 15,000,000 shares. As of December 31, 1998, the Company had designated 5,512,458 shares as $.001 par value Series B Convertible Non-Voting Preferred Stock. On April 28, 1998, the Company issued 1,540,239 shares of Series B to Superior Consultant Holdings Corporation for consideration of $6.0 million. Each share of Series B is convertible into
   1.029 shares of common stock. In the event that the Company's board of directors elects to declare a dividend on the shares of common stock, Superior is entitled to received dividends as if the Series B shares had been converted to common stock. In the event of any liquidation, dissolution or winding up of the Company, the holders of each share of Series B then outstanding are entitled to receive a liquidation preference over common stockholders and preferred stockholders other than Series A holders. At December 31, 1998, this liquidation preference was $2,998,408, which is equivalent to $1.95 per share plus an amount in cash equal to all accumulated and unpaid dividends thereon.

  At the date of closing, Superior was granted an option to purchase up to 1,584,906 shares of common stock, or the number of shares of preferred stock convertible into 1,584,906 shares of common stock. The exercise price per share shall be a price, subject to adjustment for dilution, equal to 70% of the fair market value per share of common stock into which each share of preferred stock is convertible. The option expires on April 28, 2000.

  Superior was granted a right to require the Company to repurchase the Series
   B shares, or the shares of common stock into which the Series B shares may have been converted, for the current fair market price
                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

   per share. The put option may only be exercised during each of the 90-day periods following April 28, 2000 and April 28, 2001. If the Company is unable to complete the purchase of the shares under the put option, Superior may elect nominees representing a majority of the Company's board of directors. Upon completion of an underwritten public offering by the Company of not less than $20.0 million after which the common stock is listed on a national securities exchange or admitted for quotation on the Nasdaq National Market, Superior has agreed to terminate the provisions of the aforementioned option and put agreements in exchange for 484,266 shares of common stock (an additional 53,808 shares will be issued to the Series C holder pursuant to antidilution protection provisions).

  The Company allocated the $6.0 million of proceeds to the Series B stock and to the options based on the fair values determined as of the closing date using the Black-Scholes valuation model with the following weighted average assumptions: zero dividend yield; 0.5 volatility; risk free interest rate of 5.9%; and expected life of 2 years. The Company is recognizing accretion of value on the mandatorily redeemable convertible preferred stock to redemption value (fair value) over the period between the closing date and the redemption dates as defined by the agreement.

   In conjunction with the January 1999 equity financing (Note 14), Superior received voting rights on an as-if converted to common stock basis and additional anti-dilution rights similar to those granted to preferred Series C stockholders.

  The Company has a purchase commitment with Superior whereby the Company is obligated to purchase a minimum of $3.0 million in management consulting, information technology or outsourcing services from Superior by September 30, 1999, or pay the difference in cash. As of December 31, 1998, the Company had purchased approximately $1.5 million of such services from Superior.

9. Capital Stock

  The authorized capital stock of the Company consists of 15,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.

  Common Stock

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company the holders of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

  Series A Preferred Stock

   The Company designated 300,000 shares of its authorized preferred stock as Series A 8% convertible preferred stock. From March 1, 1998 through April 6, 1998, the Company issued 247,641 Series A
                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

   preferred shares for $742,923 including 41,802 shares issued to three members of an officer's immediate family for $125,400. Each share of Series A is senior to all other preferred stock and common stock and is convertible into 1.085 shares of common stock. Conversion is automatic in the event of an initial public offering. Holders of Series A shares have the right to vote on all matters, except the election of directors, with the number of votes equal to the number of shares into which the Series A is convertible. Series A shares have a cumulative dividend, which are payable when and if declared, prior to any class or series of the Company's equity, at the per annum rate of 8%, or $0.24 per share. Dividends are cumulative and accrue on each share from the date of issuance. In the event of any liquidation, dissolution or winding up of the Company, the holders of each share of Series A then outstanding have a liquidation preference over other preferred and common stockholders. The liquidation preference of $790,639 at December 31, 1998 is equivalent to $3.00 per share plus an amount equal to all accumulated and unpaid dividends thereon which totaled $47,716 at December 31, 1998.

10. Stock Option Plan

   The Company has established the 1997 Stock Option Plan under which 1,500,000 shares of common stock were reserved for issuance. During 1998, the Company amended the 1997 Plan and increased the number of shares of common stock reserved under the 1997 Plan by 3,000,000 shares to 4,500,000 shares. Under the 1997 Plan, incentive options can be issued to employees, officers and directors of the Company at an exercise price not less than 100% of the fair market value of the Company's common stock at the date of grant as determined by the board of directors or by a committee of the board appointed to administer the 1997 Plan, except for incentive option grants to a stockholder that owns greater than 10% of the Company's outstanding stock in which case the exercise price per share is not less than 110% of the fair market value of the Company's common stock at the date of grant. Non-statutory stock options can be issued to employees, officers, directors or consultants of the Company at exercise prices determined by the board of directors or by a committee of the board appointed to administer the 1997 Plan but not less than 85% of the fair market value of the Company's common stock at the date of grant. The 1997 Plan provides that options are exercisable no later than ten years from the date of grant. Generally 25% of the options granted are exercisable after one year, and then ratably over the remaining three years.

  Option activity under the 1997 Plan for the period from inception to December 31, 1997 and for the year ended December 31, 1998:

                                                                        Weighted
                                                                        Average
                                                  Options     Options   Exercise
                                                 Authorized Outstanding  Price
                                                 ---------- ----------- --------
   Options authorized........................... 1,500,000         --    $ --
   Options granted..............................       --    1,140,600    0.05
   Options canceled.............................       --          --      --
   Options exercised............................       --          --      --
                                                 ---------   ---------   -----
   Balances, December 31, 1997.................. 1,500,000   1,140,600    0.05
   Options authorized........................... 3,000,000         --      --
   Options granted..............................       --    2,728,805    0.33
   Options canceled.............................       --      (27,672)   0.25
   Options exercised............................       --          --      --
                                                 ---------   ---------   -----
   Balances, December 31, 1998.................. 4,500,000   3,841,733   $0.25
                                                 =========   =========   =====

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

                        Options Outstanding                              Options Exercisable
                  -------------------------------                  -------------------------------
                      Number                                           Number
                  Outstanding at Weighted-Average                  Exercisable at
     Exercise      December 31,     Remaining     Weighted-Average  December 31,  Weighted-Average
       Price           1998      Contractual Life  Exercise Price       1998       Exercise Price
     --------     -------------- ---------------- ---------------- -------------- ----------------
   $0.01              347,298          8.50            $0.01           173,515         $0.01
   $0.07              788,130          9.00             0.07           737,131          0.07
   $0.30 - $0.33    2,063,880          9.25             0.31         1,184,347          0.31
   $0.39              642,425          9.75             0.39            73,500          0.39
                    ---------                                        ---------
   $0.01 - $0.39    3,841,733          9.21            $0.25         2,168,493         $0.20
                    =========                                        =========

  At December 31, 1997 and 1998, 788,100 and 2,168,493 options were vested, respectively.

  During 1997 and 1998 the Company issued stock options under the 1997 Stock
   Option Plan, with the following weighted average exercise prices:

                                                       Options  Weighted Average
                                                       Granted   Exercise Price
                                                      --------- ----------------
       At fair value................................. 2,071,215      $0.19
       Below fair value..............................   728,525      $0.74
       Above fair value.............................. 1,069,665      $0.25

  The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plan, which are described below. Had compensation cost for the Company's stock option plans been determined based on the fair market value at the grant dates for awards under the Plan consistent with the method provided by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have been increased to the following pro forma amounts for the periods ended December 31, 1997 and 1998:

                                                       Period from  Year Ended
                                                       Inception to  December
                                                       December 31,     31,
                                                           1997        1998
                                                       ------------ -----------
   Net loss: As reported..............................  $(621,958)  $(8,997,000)
       Pro forma......................................  $(629,445)  $(9,055,796)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the periods ended December 31, 1997 and 1998:

                                                       Period from
                                                       Inception to  Year Ended
                                                       December 31, December 31,
                                                           1997         1998
                                                       ------------ ------------
   Dividend yield.....................................        --           --
   Expected volatility................................          0%           0%
   Risk-free rate of return...........................        5.9%         5.9%
   Weighted average expected life.....................  3.1 years    3.6 years

  The Company granted 577,356 stock options with a weighted average exercise price of $8.64 during the three month period ending March 31, 1999. During this period, 222,077 options were exercised with a weighted average exercise price of $0.057 per share.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

  Contingent upon the successful completion of this offering, certain officers and employees will receive 127,500 options with an exercise price equivalent to the offering price.

11. Concentrations of Credit Risk

  The Company maintains its cash and cash equivalent balances in high credit quality financial institutions and has not experienced any material losses relating to cash or cash equivalent balances.

  At December 31, 1997 and December 31, 1998, the financial instruments which subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables.

  For the year ending December 31, 1998, sales to individual customers constituting 10% or more of revenue were as follows:

   Customer A............................................................... 63%
   Customer B............................................................... 23%
   Customer C............................................................... 12%

12. Related Party Transactions

  Related party payables are comprised of the following:

                                                 December 31,
                                              -------------------  March 31,
                                                1997      1998       1999
                                              -------- ---------- -----------
                                                                  (unaudited)
   Accounts payable to stockholder for
    consulting services (Note 8)............. $    --  $1,032,219  $ 29,934
   Stockholder note payable..................  216,043        --        --
   Other payables to employees and
    stockholders.............................  321,265    160,906    74,115
                                              -------- ----------  --------
                                              $537,308 $1,193,125  $104,049
                                              ======== ==========  ========

  On March 16, 1998, the Company issued 720,144 shares of common stock to its stockholder/CEO in exchange for cancellation of the $216,043 note payable. The conversion price was established by the board of directors based on their assessment of the fair market value of the common stock at the date of conversion.

  The Company has entered into a name and likeness agreement with a stockholder, whereby the Company pays the stockholder 2% of revenues derived from sales of current products and up to 4% of revenues derived from sales of new products during the five-year term of the agreement. During 1998, the Company accrued royalty fees of $855 to this stockholder. Additionally, during this period, the Company reimbursed him for his travel and other expenses incurred on Company business in the amount of $9,200. The Company has entered into a consulting agreement with this stockholder whereby the Company pays the stockholder $11,250 per month relating to his services as Chief Medical Officer.

  During 1998, the Company paid a stockholder professional fees of $95,000 related to speaking engagements, and director's fees of $83,333.

  During 1998, the Company paid a board member $83,333 for corporate governance consulting services.

  The Company has entered into a name and likeness agreement with a stockholder whereby the stockholder has received options to purchase 73,500 shares at an exercise price of $0.39 per share as compensation for services rendered.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

13. Supplemental Cash Flows Information

                                                     Cumulative
                          Period from      Year     Period from   Three Months Ended
                          Inception to    Ended     Inception to       March 31,
                          December 31, December 31, December 31, ---------------------
                              1997         1998         1998       1998       1999
                          ------------ ------------ ------------ -------- ------------
                                                                      (unaudited)
Supplemental Disclosure
 of Noncash Financing
 Activities:
Conversion of related
 party payable to common
 stock..................     $  --      $  216,043   $  216,043  $216,043 $        --
                             ======     ==========   ==========  ======== ============
Issuance of notes
 receivable from common                                          $
 stockholders...........     $1,300     $      --    $    1,300       --  $        --
                             ======     ==========   ==========  ======== ============
Deferred stock
 compensation related to
 options granted........     $  --      $ (272,233)  $ (272,233) $    --  $ (2,295,761)
                             ======     ==========   ==========  ======== ============
Accretion of redeemable
 securities to fair
 value..................     $  --      $8,715,650   $8,715,650  $    --  $(17,460,656)
                             ======     ==========   ==========  ======== ============
Stock issued for
 services...............     $2,000     $  112,025   $  114,025  $    --  $        --
                             ======     ==========   ==========  ======== ============
Amortization of deferred
 stock compensation.....     $  --      $   20,216   $   20,216  $    --  $     72,739
                             ======     ==========   ==========  ======== ============
Issuance of preferred
 stock for investment in
 affiliate..............     $  --      $      --    $      --   $    --  $  5,000,000
                             ======     ==========   ==========  ======== ============
Issuance of preferred
 stock for intangible
 asset..................     $  --      $      --    $      --   $    --  $  4,000,000
                             ======     ==========   ==========  ======== ============

14. Subsequent Events

  On January 29, 1999, the Company received $3.5 million in cash and a license to certain Internet technology, and acquired 10% of the outstanding stock of HealthMagic, Inc. ("HealthMagic"), a subsidiary of Adventist Health System Sunbelt Healthcare Corporation ("Adventist"), in exchange for 1,046,271 shares of Series C convertible preferred stock (which will be converted into an equivalent number of shares of common stock upon the closing of this offering). The Company has recorded its 10% investment in HealthMagic using the cost method of accounting valuing it at $5.0 million based on a discounted cash flow analysis. The Company also established a technology relationship with HealthMagic, a supplier of applications to Internet companies, whereby the Company contributed certain technology and received from HealthMagic a license to use a broad range of Internet technologies, including a web-enabled personal medical record, personalization tools, security and authentication features. HealthMagic will develop, implement and support these technologies for the Company. The Company has capitalized $4.0 million related to the HealthMagic technology license. The fair value of this license was determined using the cost method and is being amortized on a straight-line basis over a three-year period.

  The Series C is senior to common stock and upon the closing of this offering, each share of Series C will convert into one share of common stock. Holders of Series C are entitled to one vote for each share held.

  Series B and Series C stockholders were given certain anti-dilution protections as a result of this transaction. In connection with these provisions, Series B stockholders received 8,793 shares of Series C preferred stock and Series C stockholders received 53,808 shares of Series C preferred stock.

  These agreements call for the appointment of an Adventist representative to the Company's board of directors, and for the Company to appoint a representative to HealthMagic's board of directors.

                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

  In addition, on January 29, 1999, the Company entered into a content subscription and software licensing agreement with Adventist for $500,000. The content subscription and software licensing agreement grants Adventist the right to implement CPP's over a period of three years. Each CPP content subscription has a term of one-year.

  On March 3, 1999, the Company entered into loan agreements with a preferred stockholder and a new investor whereby these investors are irrevocably obligated to loan the Company up to $2.5 million at an interest rate of 7% per annum. Upon the closing of this offering, borrowings under these agreements plus accrued interest will, solely at the option of each investor, either be due and payable or convert into common stock at a conversion price of $18.57 per share. As of March 31, 1999, the Company has borrowed $2.0 million under these loan agreements.

  On March 5, 1999, the Company effected a three-for-one stock split of common and preferred stock. The effect of the stock split has been recorded retroactively to inception of the Company in the accompanying financial statements.

15. Subsequent Events (Unaudited)

  On March 5, 1999, the Company entered into loan agreements with new investors, whereby those investors are irrevocably obligated to loan the Company up to $3.0 million at an interest rate of 7% per annum. Upon the closing of this offering, borrowings under these agreements plus accrued interest will, solely at the the option of each investor, either be due and payable or convert into common stock at a conversion price of $18.57 per share.

  On April 9, 1999, the Company entered into agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, under which the Company will be the exclusive provider of health and related content on three websites of the Go Network, Go.com Health Center on Infoseek, ESPN.com Training Room and the Family.com Health Channel. The Company will be also the premier health content provider for ABCnews.com. In addition, the Company will be the exclusive pharmacy and drugstore, health insurance and clinical trials partner in the Go.com Health Center. Under these agreements, users on the Go Network will be able to access various health information, services, interactive tools and commerce opportunities through a co-branded website served by the Company. In the event the Company elects not to provide specific content, content may be obtained from a third party.

  The term of both agreements is for three years; except that, each of the parties may elect to terminate the relationship after two years. The Company will pay Infoseek and the Buena Vista Internet Group $57.5 million in total consideration consisting of cash and warrants to purchase 310,000 shares of common stock at an exercise price of $21.50 per share over the full three year term. The cash portion of this obligation is payable as approximately $15.8 million in the first year of the agreements, $18.2 million in the second year of the agreements and $21.3 million in the third year. None of the warrants are exercisable prior to one year after issuance.

  The Company entered into a two year relationship with The @Home Network to be the anchor tenant partner within the Health Channel area of the @Home service. The Company will be the premier content provider appearing in the Health Channel. Under the terms of this agreement, the Company will have the ability to direct users to related commerce, community and interactive tool features appearing on the
                             drkoop.com, Inc.

                     (A Development Stage Enterprise)

                Notes to Financial Statements--(Continued)

  Company's website from within all health content appearing in the Health Channel. In addition, the Company will share in all advertising revenues generated by @Home in the Health Channel where the Company's content dominates the related page. The Company will pay a carriage fee of $2.25 million to @Home in installments over the term of the agreement.

  On March 24, 1999, the Company increased its authorized capital stock to 25,000,000 shares of common stock, par value $0.001 per share.

                                   * * *

Inside Back Cover

  Picture of the drkoop.com home page with call-outs describing the features of selected linked sites within our network.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Prospective investors may rely only on the information contained in this prospectus. Neither drkoop.com, Inc. nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  35
Management...............................................................  54
Principal Stockholders...................................................  64
Certain Transactions.....................................................  66
Description of Securities................................................  69
Shares Eligible for Future Sale..........................................  73
Underwriting.............................................................  75
Legal Matters............................................................  77
Experts..................................................................  77
Additional Information...................................................  77
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


[LOGO OF DRKOOP APPEARS HERE]

                               drkoop.com, Inc.

                                       Shares

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                           Bear, Stearns & Co. Inc.

                            William Blair & Company

                            Wit Capital Corporation
                               as e-Manager(TM)

                                       , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

                                                                       Amount to
                                                                        Be Paid
                                                                       ---------
   SEC registration fee...............................................  $13,900
   NASD filing fee....................................................    5,500
   Nasdaq National Market listing fee.................................     *
   Legal fees and expenses............................................     *
   Accounting fees and expenses.......................................     *
   Printing and engraving.............................................     *
   Blue sky fees and expenses (including legal fees)..................     *
   Transfer agent fees................................................     *
   Miscellaneous......................................................     *
                                                                        -------
       Total..........................................................     *
                                                                        =======

*To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Our restated certificate of incorporation in effect as of the date hereof, and our restated certificate of incorporation to be in effect upon the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under Delaware law, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

  Section 145 of Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of Delaware law and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the

Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

  On or prior to the effectiveness of this Registration Statement, we intend to enter into contractual indemnification agreements with each of our executive officers and directors. These agreements provide for contractual indemnification to the fullest extent permitted by applicable law and provide mechanical and administrative procedures to be followed in the event of any such claim.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The Registrant has sold and issued the following securities since July 17, 1997 (inception):

  (1) Since July 17, 1997, we have granted options to purchase 4,446,761 shares of common stock to a total of 107 employees, consultants and non-employee directors at a weighted average exercise price of $1.33 per share pursuant to the Amended and Restated 1997 Stock Option Plan.

  (2) On July 17, 1997, we issued an aggregate of 2,700,000 shares of common stock to Dr. C. Everett Koop, Donald W. Hackett, John F. Zaccaro, Robert C. Hackett, Jr. and Louis A. Scalpati, the founders of our company, for an aggregate purchase price of $9,000.

  (3) On March 16, 1998, we issued 720,144 shares of common stock to Donald W. Hackett in exchange for cancellation of indebtedness in the amount of $216,043.

  (4) On April 28, 1998, we issued 1,540,239 shares of Series B Non-voting Preferred Stock to Superior Consultant Holdings Corporation for a purchase price of $6.0 million. These shares will be converted into 1,584,906 shares of common stock upon the closing of this offering. In connection with this transaction, we also gave Superior the right to require us to repurchase their shares prior to our initial public offering and the right to purchase an additional 1,540,239 shares of either Series B Non-voting Preferred Stock or common stock at a per share exercise price equal to 70% of the fair market value of the common stock on the date of exercise. All substantive provisions of these rights will terminate at the closing of this offering for the issuance of an additional 484,266 shares of common stock to Superior and 53,808 shares to Adventist Health System Sunbelt Healthcare Corporation.

  (5) From March 1, 1998 through April 6, 1998, we issued 247,641 shares of Series A 8% Convertible Preferred Stock to 17 accredited investors, including one of our officers, for an aggregate purchase price of $742,923. These shares will be converted into 268,691 shares of common stock upon the closing of this offering.

  (6) On December 24, 1998, we issued a convertible note payable in the original principal amount of $800,000, $500,000 of which was received in 1998, bearing interest at 6% per annum due December 24, 1999 along with five year warrants to purchase 13,393 shares of Series C Preferred Stock for an exercise price of $11.95 per share (which will become the right to purchase 13,393 shares of common stock for $11.95 per share upon the closing of this offering). Interest on the note is payable at the maturity. At any time prior to maturity any unpaid principal and interest may be converted into Series C Preferred Stock at a conversion price of $11.95 per share.

  (7) On January 29, 1999, we received $3.5 million in cash and acquired 10% of the outstanding stock of HealthMagic, Inc., a subsidiary of Adventist Health System Sunbelt Healthcare Corporation, a supplier of applications to Internet companies, in exchange for 1,046,271 shares of Series C convertible preferred stock. These shares will be converted into an equivalent number of shares of common stock upon the closing of this offering.

  (8) On March 24, 1999, we reincorporated our predecessor corporation as a Delaware corporation and changed our name to drkoop.com, Inc.

  (9) From March 3, 1999 through March 5, 1999, we entered into loan agreements with ten accredited investors. None of these investors is an executive officer, director or 5% stockholder of drkoop.com except that Adventist Health System Sunbelt Healthcare Corporation committed to provide convertible notes of up to $2.0 million aggregate principal amount. Pursuant to these agreements, the investors are irrevocably obligated to loan to us the aggregate principal amount of up to $5.5 million at an interest rate of 7% per annum. Upon the closing of this offering, the principal amount borrowed under these agreements and all accrued interest will, solely at the option of each investor, either be due and payable or convert into common stock at a conversion price of $18.57 per share. As of March 31, 1999, we had borrowed $2.0 million.

  (10) On April 9, 1999, we entered into distribution agreements with Infoseek Corporation and the Buena Vista Internet Group, a unit of The Walt Disney Company, pursuant to which we will be the exclusive provider of health-related content on three websites of the Go Network, Go.com Health Center, ESPN.com Training Room and the Family.com Health Channel. drkoop.com will also be the premier health content provider for ABCnews.com. As an element of the consideration paid by us, we agreed to issue warrants to purchase an aggregate of 310,000 shares of common stock. These warrants are governed by substantially identical strategic warrant agreements, none of which may, under any circumstances, be exercised prior to one year of issuance. The exercise price of the warrants is $21.50 per share, subject to customary anti-dilution adjustments.

  The sale of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or, with respect to issuances to employees, directors and consultants, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information about drkoop.com or had adequate access, through their relationships with drkoop.com to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

    Number                              Description
   --------                             -----------
    1.1*    Form of Underwriting Agreement
    3.1     Restated Certificate of Incorporation of drkoop.com, Inc., a
            Delaware corporation, as currently in effect
    3.2     Bylaws of drkoop.com, Inc., a Delaware corporation, as currently in effect
    3.3*    Form of Bylaws of drkoop.com, Inc., a Delaware corporation, as in effect after the closing of the offering made under this
            registration statement
    3.4*    Form of Restated Certificate of Incorporation of drkoop.com, Inc., a Delaware corporation, to be filed after the closing of the offering made under this registration statement
    4.1*    Specimen common stock certificate
    5.1*    Opinion of Latham & Watkins
   10.1**   Amended and Restated 1997 Stock Option Plan
   10.2     1999 Equity Participation Plan
   10.3     Amended and Restated Registration Rights Agreement, dated as of
            January 29, 1999

    Number                              Description
   --------                             -----------
   10.4**   Employment Agreement dated January 27, 1999 by and between Company and Susan M. Georgen-Saad
   10.5**   Employment Agreement dated August 1, 1997 by and between Company and Donald W. Hackett
   10.6**   Employment Agreement dated August 1, 1997 by and between Company and Robert C. Hackett, Jr.
   10.7**   Employment Agreement dated August 1, 1997 by and between Company and Louis A. Scalpati
   10.8**   Employment Agreement dated January 15, 1999 by and between Company and Dennis J. Upah
   10.9+    Distribution Agreement dated April 9, 1999 by and between Company and Infoseek Corporation
   10.10+   Content Agreement dated March 30, 1999 by and between Company and the Trustees of Dartmouth College
   10.11+** D.A.R.T. Service Agreement dated November 15, 1998 by and between
            Company and DoubleClick, Inc.
   10.12+*  Distribution Agreement dated April 9, 1999 by and between Company and Buena Vista Internet Group
   10.13+   Software Sale, License and Development Agreement dated January 29,
            1999 by and between Company and HealthMagic, Inc.
   10.14+   Content License and Distribution Agreement dated March 10, 1999 by and between Company and @Home Network
   10.15**  Tradename License Agreement dated January 5, 1999 by and between
            Company and C. Everett Koop, M.D.
   10.16**  Consulting Letter Agreement dated October 1, 1997 by and between
            Company and C. Everett Koop, M.D.
   10.17+** License Agreement dated July 13, 1998 by and between Company and
            Multum Information Services, Inc.
   10.18+** Linking Agreement dated February 10, 1999 by and between Company and Physicians' Online
   10.19    Reserved
   10.20+** Interim Linking Agreement dated January 28, 1999 by and between
            Company and Quotesmith.com
   10.21+   First Amendment to License Agreement dated March 25, 1999 by and between Company and Multum Information Services, Inc.
   10.22**  Tradename License Agreement dated June 1, 1998 by and between
            Company and Nancy Snyderman, M.D.
   10.23    Reserved
   10.24**  Agreement for Sub-Sublease dated May 20, 1998 by and between
            Company and The Software Atelier L.L.C.
   10.25    Reserved
   10.26+** Internet Advertising Sales Agreement dated October 16, 1998 by and between Company and WinStar Interactive Media Sales, Inc.
   10.27**  Consulting Letter Agreement dated October 1, 1997 by and between
            Company and John Zaccaro
   10.28+   Sponsorship Agreement dated March 11, 1999 by and between Company and Vitamin Shoppe Industries, Inc.
   10.29+   Preferred Partner Agreement dated April 1999 by and between Company and Salon Internet, Inc.
   10.30    Reserved
   10.31    Reserved

   Number                              Description
   ------                              -----------
   10.32  Form of Community Partner Program Agreement
   10.33  Form of Indemnification Agreement
   10.34  Reserved
   10.35  Investment Agreement dated January 29, 1999 by and among Company,
          Adventist Health System Sunbelt Healthcare Corporation and
          HealthMagic, Inc.
   10.36  Letter Agreement dated February 25, 1999 by and among Company,
          Superior Consultant Holdings Corporation and Donald W. Hackett
   10.37  Letter Agreement dated January 29, 1999 by and among Company,
          Superior Consultant Holdings Corporation, Adventist Health System
          Sunbelt Healthcare Corporation, HealthMagic, Inc. and Donald W.
          Hackett
   10.38  Stock Restriction Agreement dated January 29, 1999 by and among
          Company, HealthMagic, Inc. and Adventist Health System Sunbelt
          Healthcare Corporation
   10.39  Loan Agreement dated December 24, 1998 between Company and Neal
          Longwill
   10.40  Form of Loan Agreement between Company and accredited investors
   10.41  Loan Agreement dated March 3, 1999 between Company and Adventist
          Health System Sunbelt Healthcare Corporation
   10.42  Warrant to Purchase Shares of Common Stock Issued to Infoseek
          Corporation as of April 9, 1999
   10.43  Agreement for Issuance and Sale of Stock between Company and Superior
          Consultant Holdings Corporation dated April 28, 1998
   10.44  Letter of Donald W. Hackett dated April 28, 1998 constituting a
          Voting Agreement between Donald W. Hackett and Superior Consultant
          Holdings Corporation
   10.45  Option and Put Agreement dated April 28, 1998 between Company and
          Superior Consultant Holdings Corporation
   10.46  Service Agreement dated April 29, 1998 between Company and Superior
          Consultant Inc., a wholly owned subsidiary of Superior Consultant
          Holdings Corporation
   10.47* Warrant to Purchase Shares of Common Stock Issued to Buena Vista
          Interactive Group as of April 9, 1999
   23.1   Consent of PricewaterhouseCoopers LLP
   23.2*  Consent of Latham & Watkins (included in Exhibit 5.1)
   24.1** Powers of Attorney
   27.1** Financial Data Schedule

--------
*  To be filed by amendment.

** Previously filed
+  Confidential treatment requested.

  (b) Financial Statement Schedules.

  None

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
  (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on this 21 day of April, 1999.

                                          drkoop.com, Inc.

                                             /s/  Donald W. Hackett

                                          By:
                                            -----------------------------------
                                          Name: Donald W. Hackett
                                          Title:  President and Chief
                                               Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

      /s/  Donald W. Hackett           President, Chief Executive   April 21, 1999
______________________________________  Officer and Director
          Donald W. Hackett             (Principal Executive
                                        Officer)

      /s/ Susan M. Georgen-Saad        Chief Financial Officer      April 21, 1999
______________________________________  (Principal Financial and
        Susan M. Georgen-Saad           Accounting Officer)

      /s/ C. Everett Koop, M.D.*       Chairman of the Board        April 21, 1999
______________________________________
        C. Everett Koop, M.D.

         /s/ John F. Zaccaro*          Vice Chairman of the Board   April 21, 1999
______________________________________
           John F. Zaccaro

        /s/ Mardian J. Blair*          Director                     April 21, 1999
______________________________________
           Mardian J. Blair

     /s/ Richard D. Helppie, Jr.*      Director                     April 21, 1999
______________________________________
       Richard D. Helppie, Jr.
    /s/ Nancy L. Snyderman, M.D.*      Director                     April 21, 1999
______________________________________
       Nancy L. Snyderman, M.D.


              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

      /s/ Jeffrey C. Ballowe           Director                     April 21, 1999
______________________________________
          Jeffrey C. Ballowe

     /s/ G. Carl Everett, Jr.          Director                     April 21, 1999
______________________________________
         G. Carl Everett, Jr.

*By:

   /s/ Donald W. Hackett

  ----------------------------

  Donald W. Hackett

  Attorney-in-Fact

                               Index of Exhibits

  Number                               Description
  ------                               -----------
  1.1*    Form of Underwriting Agreement
  3.1     Restated Certificate of Incorporation of drkoop.com, Inc., a Delaware corporation, as currently in effect
  3.2     Bylaws of drkoop.com, Inc., a Delaware corporation, as currently in effect
  3.3*    Form of Bylaws of drkoop.com, Inc., a Delaware corporation, as in effect after the closing of the offering made under this registration statement
  3.4*    Form of Restated Certificate of Incorporation of drkoop.com, Inc., a
          Delaware corporation, to be filed after the closing of the offering made under this registration statement
  4.1*    Specimen common stock certificate
  5.1*    Opinion of Latham & Watkins
 10.1**   Amended and Restated 1997 Stock Option Plan
 10.2     1999 Equity Participation Plan
 10.3     Amended and Restated Registration Rights Agreement, dated as of
          January 29, 1999
 10.4**   Employment Agreement dated January 27, 1999 by and between Company and Susan M. Georgen-Saad
 10.5**   Employment Agreement dated August 1, 1997 by and between Company and
          Donald W. Hackett
 10.6**   Employment Agreement dated August 1, 1997 by and between Company and
          Robert C. Hackett, Jr.
 10.7**   Employment Agreement dated August 1, 1997 by and between Company and
          Louis A. Scalpati
 10.8**   Employment Agreement dated January 15, 1999 by and between Company and Dennis J. Upah
 10.9+    Distribution Agreement dated April 9, 1999 by and between Company and
          Infoseek Corporation
 10.10+   Content Agreement dated March 30, 1999 by and between Company and the
          Trustees of Dartmouth College
 10.11+** D.A.R.T. Service Agreement dated November 15, 1998 by and between
          Company and DoubleClick, Inc.
 10.12+*  Distribution Agreement dated April 9, 1999 by and between Company and
          Buena Vista Internet Group
 10.13+   Software Sale, License and Development Agreement dated January 29,
          1999 by and between Company and HealthMagic, Inc.
 10.14+   Content License and Distribution Agreement dated March 10, 1999 by and between Company and @Home Network
 10.15**  Tradename License Agreement dated January 5, 1999 by and between
          Company and C. Everett Koop, M.D.
 10.16**  Consulting Letter Agreement dated October 1, 1997 by and between
          Company and C. Everett Koop, M.D.
 10.17+** License Agreement dated July 13, 1998 by and between Company and
          Multum Information Services, Inc.
 10.18+** Linking Agreement dated February 10, 1999 by and between Company and
          Physicians' Online
 10.19    Reserved
 10.20+** Interim Linking Agreement dated January 28, 1999 by and between
          Company and Quotesmith.com
 10.21+   First Amendment to License Agreement dated March 25, 1999 by and between Company and Multum Information Services, Inc.
 10.22**  Tradename License Agreement dated June 1, 1998 by and between Company and Nancy Snyderman, M.D.
 10.23    Reserved
 10.24**  Agreement for Sub-Sublease dated May 20, 1998 by and between Company and The Software Atelier L.L.C.
 10.25    Reserved
 10.26+** Internet Advertising Sales Agreement dated October 16, 1998 by and between Company and WinStar Interactive Media Sales, Inc.

 Number                                Description
 ------                                -----------
 10.27** Consulting Letter Agreement dated October 1, 1997 by and between
         Company and John Zaccaro
 10.28+  Sponsorship Agreement dated March 11, 1999 by and between Company and
         Vitamin Shoppe Industries, Inc.
 10.29+  Preferred Partner Agreement dated April 1999 by and between Company and Salon Internet, Inc.
 10.30   Reserved
 10.31   Reserved
 10.32   Form of Community Partner Program Agreement
 10.33   Form of Indemnification Agreement
 10.34   Reserved
 10.35   Investment Agreement dated January 29, 1999 by and among Company,
         Adventist Health System Sunbelt Healthcare Corporation and
         HealthMagic, Inc.
 10.36   Letter Agreement dated February 25, 1999 by and among Company,
         Superior Consultant Holdings Corporation and Donald W. Hackett
 10.37   Letter Agreement dated January 29, 1999 by and among Company, Superior
         Consultant Holdings Corporation, Adventist Health System Sunbelt
         Healthcare Corporation, HealthMagic, Inc. and Donald W. Hackett
 10.38   Stock Restriction Agreement dated January 29, 1999 by and among
         Company, HealthMagic, Inc. and Adventist Health System Sunbelt
         Healthcare Corporation
 10.39   Loan Agreement dated December 24, 1998 between Company and Neal
         Longwill
 10.40   Form of Loan Agreement between Company and accredited investors
 10.41   Loan Agreement dated March 3, 1999 between Company and Adventist
         Health System Sunbelt Healthcare Corporation
 10.42   Warrant to Purchase Shares of Common Stock Issued to Infoseek
         Corporation as of April 9, 1999
 10.43   Agreement for Issuance and Sale of Stock between Company and Superior
         Consultant Holdings Corporation dated April 28, 1998
 10.44   Letter of Donald W. Hackett dated April 28, 1998 constituting a Voting
         Agreement between Donald W. Hackett and Superior Consultant Holdings
         Corporation
 10.45   Option and Put Agreement dated April 28, 1998 between Company and
         Superior Consultant Holdings Corporation
 10.46   Service Agreement dated April 29, 1998 between Company and Superior
         Consultant, Inc., a wholly owned subsidiary of Superior Consultant
         Holdings Corporation
 10.47*  Warrant to Purchase Shares of Common Stock Issued to Buena Vista
         Interactive Group as of April 9, 1999
 23.1    Consent of PricewaterhouseCoopers LLP
 23.2*   Consent of Latham & Watkins (included in Exhibit 5.1)
 24.1**  Powers of Attorney
 27.1**  Financial Data Schedule

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*  To be filed by amendment.

** Previously filed

+  Confidential treatment requested.